As filed with the Securities and Exchange Commission on October 2, 2007

Registration No. 333-141704

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 5 to

FORM F-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Merrion Pharmaceuticals Public Limited Company

Incorporated in Ireland with limited liability under the Companies Acts, 1963-2006, Registration No. 443434

(Exact name of registrant as specified in its charter)

Ireland	2834	26-0252378
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number) Merrion Pharmaceuticals Public Limited Company Biotechnology Building Trinity College Dublin Dublin 2, Ireland +353 (1) 672-9272	(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Merrion Pharmaceuticals, LLC

219 Racine Drive, Suite D

Wilmington, NC 28403-8702

(910) 799-1847

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Fred D. Hutchison John M. Fogg Hutchison Law Group PLLC 5410 Trinity Road, Suite 400 Raleigh, NC 27607 (919) 829-9600	David C. Peck Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Ordinary Shares (€0.01 par value)	$55,200,000.00	$1,695.00(2)

(1)	Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October     , 2007

4,000,000 Shares

MERRION PHARMACEUTICALS PLC

In the form of Ordinary Shares or

American Depositary Shares

We are offering 4,000,000 shares in the form of ordinary shares and American Depositary Shares, or ADSs. The shares are being offered in the United States and, subject to minimum subscriptions, in the European Economic Area and to qualified investors in other jurisdictions outside of the United States and the European Economic Area. Each ADS represents one of our ordinary shares. We have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares in the form of ADSs or ordinary shares to cover over-allotments.

This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. We expect that the public offering price will be between $10.00 and $12.00 per ADS and between €7.41 and €8.91 per ordinary share.

We have applied to have our ADSs listed for quotation on the Nasdaq Global Market under the symbol “MERR.” We also intend to apply for our ordinary shares to be admitted to the Irish Enterprise Exchange, or IEX, regulated by the Irish Stock Exchange Limited.

Investing in our ADSs or ordinary shares involves risks. See “Risk Factors” beginning on page 10.

	Per Ordinary Share	Per ADS	Total
Public Offering Price	€	$	$
Underwriting Discount	€	$	$
Proceeds to Merrion Pharmaceuticals plc (before expenses)	€	$	$

None of the Securities and Exchange Commission, the Irish Stock Exchange Limited or any national or state securities regulators have approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs and ordinary shares to purchasers on                     , 2007.

PUNK, ZIEGEL & COMPANY

GOODBODY STOCKBROKERS

STANFORD GROUP COMPANY

The date of this prospectus is                     , 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell ADSs or ordinary shares and seeking offers to buy ADSs or ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs or ordinary shares. Information contained on our website does not constitute part of this prospectus. In this prospectus, unless otherwise stated or the context otherwise requires, references to “Merrion Pharmaceuticals,” “we,” “us,” “our” and similar references refer to Merrion Pharmaceuticals plc and its subsidiaries. In addition, references in this prospectus to “$” refer to United States Dollars.

This prospectus contains market data from sources we believe to be reliable but have not independently verified.

Merrion Pharmaceuticals®, GIPET™, GIRES™ and our logo are our trademarks. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

i

For Investors in the European Economic Area:

For investors in each member state of the European Economic Area (the 27 European Union Member States plus Iceland, Liechtenstein and Norway), which has implemented the European Union Prospectus Directive, Directive 2003/71/EC, or a relevant member state, it is a condition of any offer of either ADSs or ordinary shares under this registration statement that each investor must invest a minimum of €50,000 or, in the case of a joint application, a minimum subscription of €50,000 per named investor. As a result, the offer of any ADSs or ordinary shares under this registration statement in a relevant member state does not give rise to a requirement for the publication of a prospectus pursuant to Article 3 of the European Union Prospectus Directive or any measure implementing the European Union Prospectus Directive in a relevant member state.

The offer described in this document is not being made directly or indirectly in, and this document must not be marketed or otherwise distributed or sent in or into, any member state of the European Economic Area which is not a relevant member state nor may any ADSs or ordinary shares be offered, sold or delivered directly or indirectly in or into any such jurisdiction.

Any offers of our ADSs or ordinary shares to any financial intermediary (as that term is used in Article 3(2) of the European Union Prospectus Directive) in the EEA is deemed to be made upon the basis that the intermediary confirms and agrees that it has not acquired the shares or ADSs with a view to their offer or resale to persons in circumstances which may give rise to an offer of our ADSs or ordinary shares to the public. Specifically, each financial intermediary must agree that it will not offer and/or resell our ADSs or ordinary shares to any investor other than a qualified investor in a relevant member state, unless the intermediary obtains the prior consent of the underwriter for each such offer or resale. We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing agreement.

For the purpose of this section, a qualified investor is:

•	a legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

a legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000, and (iii) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

•	any other individual or entity authorized in that relevant member state as a qualified investor within the meaning of the European Union Prospectus Directive.

For Investors in Switzerland

No ADSs or ordinary shares will be publicly offered or distributed in Switzerland. ADSs or ordinary shares shall be offered in Switzerland privately only to select investors without the use of any public means of information of advertisement. This document does not constitute an offer prospectus within the meaning of Art. 652a Swiss Code of Obligations. It has not been filed with or approved by any Swiss regulatory authority or stock exchange. The shares will not be registered in Switzerland or listed at any Swiss stock exchange. This document may not be distributed or used in Switzerland without our prior written approval.

For Investors in Excluded Territories

The offer described in this document is not being made directly or indirectly in, and this document must not be marketed or otherwise distributed or sent in or into, any jurisdiction other than the United States, Switzerland (consistent with the limitations set forth above) and relevant member states of the European Economic Area nor may any securities be offered, sold or delivered directly or indirectly in or into any such excluded jurisdictions.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our ADSs or ordinary shares, you should read this prospectus carefully in its entirety, especially the risks of investing in our ADSs or ordinary shares, which we discuss under “Risk Factors,” and our financial statements and related notes beginning on page F-1.

We are a specialty pharmaceutical company engaged in the development of improved oral dosage forms of drugs with poor bioavailability. These include injectable drugs, certain existing oral drugs and large molecule drug candidates. Our drug delivery technologies, which have been tested in over 20 human clinical studies, have demonstrated the ability to improve absorption in the gastrointestinal, or GI, tract, thereby enhancing efficacy, reducing side effects and improving drug tolerability. As a result, we believe potential products incorporating our drug delivery technologies, if approved, will be more convenient for patients and will lead to increased compliance with the prescribed regimen. We hold 35 issued and in-process U.S. patents for the delivery of a variety of drugs and biologics, including our GIPET and GIRES drug delivery platforms. We are at an early stage of development, we have not generated revenue from the sales of any products, and no products employing either GIPET or GIRES have received regulatory approval to date. As a result, the claims regarding their effectiveness have not been accepted by the FDA. We have incurred losses from operations each year since inception and anticipate that we will continue to incur substantial losses for the foreseeable future. As of June 30, 2007, we had an accumulated deficit of $21.6 million.

We have four internal product development programs based on GIPET. MER 101 is an oral bisphosphonate for oncology indications currently in Phase II development. We are developing a second oncology product for the treatment of prostate cancer, MER 104, which is in Phase I clinical testing. We are developing two additional products, MER 102 and MER 103, which we intend to license to collaborators for advanced clinical development and marketing. MER 103 for osteoporosis has completed Phase II development, and MER 102, an oral anticoagulant, is in preclinical testing.

Poor absorption of new drug candidates can present a significant obstacle in the successful development of a drug. This limitation has resulted in many new molecules and novel biotechnology products either being rejected as viable drug candidates or formulated for administration by injection due to their poor absorption in the GI tract. In numerous preclinical and clinical studies, GIPET has demonstrated the ability to increase the absorption of drugs, potentially allowing for oral forms of poorly absorbed drugs that might otherwise require delivery by injection. In addition, drugs which are absorbed primarily in the stomach or the upper part of the small intestine may require formulations and/or technologies that facilitate retention in the stomach for a sustained release over a long period of time. GIRES is a novel sustained release technology designed to extend the period of time a drug is retained in the stomach, which should improve bioavailability and pharmacokinetics. No products incorporating GIPET or GIRES technology have received regulatory approval to date. As a result, the claims regarding their effectiveness have not been accepted by the FDA.

GIPET and GIRES offer significant potential advantages in the regulatory approval process because they can work with already approved drugs, permitting the use of existing product data in a new drug application, or NDA, registration under Section 505(b)(2) of the Federal Food Drug and Cosmetic Act, or FDCA, to approve the “new” product which incorporates the delivery technology. The 505(b)(2) approval process can lower development costs, shorten the time required to obtain FDA approval and get new products to patients more quickly. The application of our technologies to existing products could result in new patents on these improved products, which would provide market exclusivity for up to twenty years from the date of patent application.

Patients are the primary beneficiaries of our efforts. It is well recognized that improved patient convenience leads to improved patient compliance. A Harris Interactive online survey conducted in 2005 showed that one in three adults who are prescribed drugs on a regular basis say they are often noncompliant with their treatment regimens. The application of our technologies improves existing medications by:

•	reducing the amount of oral drug needed or the frequency of dosing;

•	improving drug tolerability;

•	reducing side effects; and

•	reducing the costs of drug administration when compared to injectable drugs.

We seek to develop pharmaceutical products both independently and in collaboration with established pharmaceutical companies. Our goal is to develop a portfolio of products that can be marketed by an internal specialty sales force to targeted physician groups, and through collaborators for broader markets. Additionally, we have research agreements with Gloucester Pharmaceuticals, Inc., Hunter-Fleming Limited, Novo Nordisk, and sanofi-aventis Deutschland GmbH to explore the potential for the application of our technologies to certain of their products in therapeutic areas which include oncology, diabetes and neurogenerative diseases, and are seeking additional opportunities to leverage our technologies. While we do not expect the revenues from these or future research agreements to be material to our business, we anticipate that some of these relationships may progress to development or licensing agreements that will generate revenue from development, licensing, milestone and/or royalty fees.

We acquired our core intellectual property from Elan Corporation, plc in 2004 for an upfront fee of $2.5 million, an equity grant of 5% of our fully diluted issued and outstanding ordinary shares until such time as we raise $8.0 million in aggregate equity fundraisings, and a 10% royalty less applicable costs in connection with revenue attributable to the patents purchased or licensed under our agreement with Elan. The acquired intellectual property included 21 United States patents and patent applications owned by Elan and an additional 14 patents and patent applications sub-licensed to us by Elan. We also acquired multiple foreign filings associated with these patents. We have further expanded our patent portfolio with five additional patent applications based on our own research and development efforts.

Our Strategy

Our primary focus is on developing patentable improved oral therapeutics that can replace injectable drugs, thereby increasing physician and patient acceptance. The key elements of our strategy are to:

•	selectively apply our technologies to drugs with potential markets in excess of $300 million;

•	retain rights to selected products enabling the establishment of a specialty sales force in a particular therapeutic area, such as oncology;

•	employ a 505(b)(2) regulatory pathway, where available, in order to minimize development time, risk and expense;

•	generate revenue from collaborations in the form of licensing, milestone and royalty fees, as well as from sales of internally developed products; and

•	expand our product development pipeline through application of our GIPET and GIRES technologies.

We believe the successful execution of our strategy will allow us to become a premier specialty pharmaceutical company. However, we have a limited operating history and have not yet commercialized any products or generated any product revenue. All of our product candidates are still at an early stage of development, and even if we successfully complete clinical trials for our product candidates, we may never receive regulatory approval for any of our product candidates. We have no sales and marketing capabilities and may not be able to successfully commercialize our product candidates once they are approved. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. We may not be able to negotiate acceptable agreements with collaborators, and such arrangements may involve sharing profits from sales, requirements to relinquish certain of our rights to our products or marketing territories and impositions of other limitations on our operations. To date, there has never been a marketed product using either GIPET or GIRES technologies. There can be no assurance that either of these proprietary oral drug delivery technologies will prove to be either the most effective or the most commercially successful delivery technology available.

Our Product Candidates

We have four internal development programs based on GIPET:

Product	Indication	Current Status
MER 103	Osteoporosis	Phase II
MER 101	Metastatic bone cancer	Phase II
MER 104	Prostate cancer	Phase I
MER 102	Deep vein thrombosis	Preclinical

Our most advanced product candidate, MER 103, is an oral bisphosphonate intended for the treatment of osteoporosis. Business Insights reported that combined sales of drugs to treat osteoporosis reached $7.3 billion worldwide in 2005. We have applied GIPET to alendronate, the leading osteoporosis drug marketed by Merck under the name Fosamax. The U.S. patent on alendronate held by Merck expires in February 2008. Oral bisphosphonates currently used in the treatment of osteoporosis require a complex and inconvenient dosing regimen due to their poor absorption. The International Osteoporosis Foundation has stated that in order for osteoporosis drugs to be effective in maintaining bone mineral density and preventing against fracture, they need to be taken long-term, with 60% of physicians recommending they be taken for a minimum of three years. However, a survey conducted by this foundation found that almost 60% of patients on these drugs discontinued therapy within one year in large part due to the complicated dosing regimen. In initial Phase II clinical pharmacokinetic studies we have demonstrated that the use of GIPET improves the absorption of alendronate and eliminates the need for the current morning dosing ritual. Based upon the results of these studies, we believe that the simplified dosing regimen offered by MER 103 will improve patient compliance. Having successfully completed our Phase II development program in November 2006, we are actively seeking a collaboration partner for Phase III development and commercialization of MER 103.

MER 101 is an application of GIPET to zoledronic acid for the treatment of bone-destroying metastases from solid tumors and bone loss associated with multiple myeloma. According to Novartis AG, zoledronic acid, which it markets under the name Zometa, is the leading intravenous bisphosphonate for bone metastases, with worldwide sales in 2006 of over $1.3 billion. We recently completed a Phase IIa clinical pharmacology study of MER 101 that demonstrated the ability of GIPET to deliver zoledronic acid orally in sufficient amounts to achieve therapeutic equivalence to intravenous therapy. The data indicate that a weekly dose of MER 101 will provide the same drug exposure as the current once-monthly intravenous infusion regimen. MER 101 was well tolerated and there were no serious adverse events associated with its administration. We plan to develop the product independently to the point of an NDA submission under Section 505(b)(2). We will seek a collaborator to assist with the marketing of the product.

We are developing a second oncology product, MER 104, which began Phase I testing in the second quarter of 2007. MER 104 is a gonadotropin-releasing hormone, or GnRH, antagonist formulated using GIPET and designed to provide an oral dosage alternative to current injectable prostate cancer therapies. Based on data provided by IMS Health, we have calculated that hormone therapies used in prostate cancer generate $4.5 billion in worldwide sales annually for all indications. We plan to develop MER 104 independently to the point of an NDA submission. We will seek a collaborator to assist with the marketing of the product.

MER 102 uses our GIPET technology with fondaparinux, a synthetic Factor Xa antagonist approved as an injectable anticoagulant. Anticoagulants are commonly administered following surgery to prevent the occurrence of deep vein thrombosis. Business Insights estimated that the market for four common classes of anticoagulants (vitamin K antagonists, fractionated and unfractionated heparins, and heparins for flushing) was $4.4 billion in the United States and Europe in 2006, and Decision Resources estimated that the opportunities resulting from unmet medical needs in the anticoagulant market will generate 12% annual growth in the class through 2014. Recent studies have demonstrated that sustained use of low molecular weight heparins, the most common anticoagulant drugs used after surgery, reduces the incidence of deep vein thrombosis. We believe an oral anticoagulant would be more convenient for patients, facilitating such sustained usage. MER 102 is currently a preclinical stage project. We plan to conduct a Phase II clinical program commencing in 2008 to optimize the dosage form of MER 102 and then license the product to a collaborator for advanced clinical development and marketing.

While the clinical studies described above have yielded promising results, to date none of our products have been approved by the FDA or any other regulatory body and we cannot be sure that any such approvals will ever be obtained.

Our Technologies

Our Gastrointestinal Permeation Enhancement Technology, or GIPET, improves the absorption of drugs from the GI tract into the blood stream, thereby allowing the development of oral versions of many drugs currently available only in injectable form. The technology utilizes penetration enhancers that facilitate the transit of the target drug across the intestinal barrier without involving any chemical modification of the active pharmaceutical ingredient. In numerous preclinical and clinical studies, GIPET has demonstrated the ability to enhance the delivery of many different poorly absorbed drugs, including small molecules, peptides, polysaccharides and oligonucleotides. Our Gastrointestinal Retention System, or GIRES, has demonstrated prolonged gastro-retentive characteristics that are unaffected by the presence of food in several human clinical studies, which characteristics enable the development of oral controlled-release therapies. Since these technologies have not received regulatory approval, the claims regarding their effectiveness have not been accepted by the FDA.

Because the application of our technologies to existing approved drugs does not change the chemical structure of the drug, our technologies offer the following potential advantages:

•	reduction in clinical development risk;

•	reduction of development costs;

•	acceleration of the FDA approval process through the filing of an NDA registration under Section 505(b)(2); and

•	extension of market exclusivity of existing drugs.

Risks Affecting Us

Our business is subject to a number of risks, which are explained in detail under the section entitled “Risk Factors.”

•

Our product candidates are at an early stage of development. If we are not able to successfully develop and commercialize them, we may not generate sufficient revenues to continue our business operations.

•	There are a number of other companies developing competing drug delivery technologies, any one of which could be more effective or commercially successful than ours.

•

Even if we successfully complete clinical trials for our product candidates, there are no assurances that we will be able to submit, or obtain FDA approval or the approval of any other necessary authority of, a new drug application.

•

Our product candidates may not be commercially marketable until the patent exclusivity on the active pharmaceutical ingredient, or API, expires, and existing patents may be subject to extension beyond current periods further delaying our ability to commercialize our products.

•

Reforms in the healthcare industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

•	We have incurred losses since inception and anticipate that we will continue to incur substantial losses for the foreseeable future and might never achieve or maintain profitability.

•	We may be unable to obtain the substantial additional capital that we will need to sustain our operations.

•	We face substantial uncertainty in our ability to obtain patents on our proprietary technologies or to otherwise protect these technologies.

Corporate Information

We were incorporated in Ireland in March 2006 as the result of the reorganization of our predecessor, Merrion Pharmaceuticals Inc., which was incorporated in December 2003. On September 7, 2007, we reorganized as Merrion Pharmaceuticals plc in conjunction with this offering. Our principal executive offices are located at the Biotechnology Building, Trinity College Dublin, Dublin 2, Ireland and our United States headquarters are located at 219 Racine Drive, Suite D, Wilmington, North Carolina 28403-8702. Our telephone number in Dublin is +353 (1) 672-9272, and our telephone number in Wilmington is (910) 799-1847. Our internet address is www.merrionpharma.com. The information on, or accessible through, our website is not a part of this prospectus.

On March 12, 2007, our board of directors approved a change in our fiscal year end from March 31 to December 31 of each year. As a result, we had a nine month fiscal year ended December 31, 2006.

Unless stated otherwise, share and per-share figures in this prospectus reflect a 1 for 2.3 reverse split of our ordinary shares, which our board of directors approved on August 17, 2007, and which our shareholders approved on September 7, 2007.

The Offering

Shares we are offering	4,000,000 shares in the form of ordinary shares or ADSs. Each ADS represents one ordinary share.

Shares to be outstanding after this offering	15,051,318 ordinary shares

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $37.6 million, or approximately $43.7 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $11.00 per ADSs or €8.15 per ordinary share. We expect to use a substantial majority of the net proceeds from this offering to fund clinical trials, preclinical testing and other research and development activities and the balance for working capital and other general corporate purposes.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our ADSs or ordinary shares.

Listing and Trading

The primary listing of our ADSs will be on the Nasdaq Global Market. We have applied to have the ADSs listed for quotation on the Nasdaq Global Market under the symbol “MERR.” We intend to apply to have our ordinary shares admitted to the Irish Enterprise Exchange, or IEX. The listing of our ordinary shares on the Irish Enterprise Exchange will be a secondary listing and will be made under the rules of the IEX, which is regulated by the Irish Stock Exchange.

The number of ordinary shares outstanding after this offering is based on 7,230,441 ordinary shares outstanding as of September 15, 2007. The number of ordinary shares outstanding after this offering excludes:

•	275,021 ordinary shares issuable upon the exercise of share options outstanding as of September 15, 2007 at a weighted average exercise price of $0.14 per share;

•	1,094,544 ordinary shares reserved for future issuance under the Merrion Pharmaceuticals plc Share Option Plan.

The information in this prospectus, unless otherwise noted, assumes the following:

•	a 1-for-2.3 subdivision of our ordinary shares prior to the offering;

•	an assumed offering price of $11.00 per ADS and €8.15 per ordinary share in the offering;

•	the conversion of all outstanding preference shares into an aggregate of 141,660 ordinary shares immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding convertible notes with a carrying value of $20,096,392 (including deferred finance costs of $633,928) into an aggregate of 2,449,434 ordinary shares upon completion of this offering;

•

the issuance of 10,732 ordinary shares for consideration of €0.01 per ordinary share (par value) to Elan upon completion of this offering as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and the recording of the related in process research and development expense of $46,605 and cash of $145;

•

the issuance of 476,486 ordinary shares for consideration of €0.01 per ordinary share (par value) to members of our management team upon completion of this offering as further described in “Executive Compensation—Employment Agreements” and the recording of the related compensation expense of $5,006,985 and cash of $6,386;

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the issuance of 742,565 ordinary shares for total consideration of €789,474 to Declan Ryan, a director, upon exercise of his option upon completion of this offering as further described in “Related Party Transactions—Transactions with Shareholders” and the recording of the incremental fair value adjustment of $3,090,288, cash of $1,066,185 and a reduction in liability classified stock awards of $3,999,103; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

We are a development stage company. The following summary financial data for our fiscal years ended March 31, 2005 and 2006, our nine month fiscal year ended December 31, 2006, and the period from December 12, 2003 (inception), to December 31, 2006, have been derived from our audited financial statements which are included in this prospectus. The summary financial data for the six month periods ended June 30, 2006 and 2007, and the period from December 12, 2003 (inception), to June 30, 2007, have been derived from our unaudited financial statements that appear in this prospectus. You should read this information together with our financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Restated (1) Fiscal Year Ended March 31,		Nine month Fiscal Year Ended December 31, 2006	Period from Inception (December 12, 2003) through December 31, 2006	Six month period ended June 30,		Period from Inception (December 12, 2003) through June 30, 2007
	2005	2006			2006	2007
Statements of operations data:
Gross revenues	$—	$140,467	$491,391	$631,858	$140,536	$17,929	$649,787
Operating expenses:
Direct costs	—	68,759	70,518	139,277	68,792	—	139,277
Research and development	481,068	2,058,851	2,444,719	5,001,551	1,216,002	1,824,434	6,825,985
In process research and development	70,831	22,325	20,698	2,583,634	—	—	2,583,634
Depreciation and amortization	27,433	50,834	66,851	145,118	33,925	63,677	208,795
Selling, general and administrative	1,986,261	1,029,170	1,641,185	5,441,686	687,091	844,512	6,286,198

Total operating expenses	2,565,593	3,229,939	4,243,971	13,311,266	2,005,810	2,732,623	16,043,889

Loss from operations	(2,565,593)	(3,089,472)	(3,752,580)	(12,679,408)	(1,865,274)	(2,714,694)	(15,394,102)
Interest and other income	2,683	165	23,056	25,904	—	131,135	157,039
Interest and other expense	(700)	(171,495)	(3,316,087)	(3,488,282)	(341,064)	(2,835,989)	(6,324,271)
Income tax benefit/(expense)	670	39	—	709	—	—	709

Net loss	$(2,562,940)	$(3,260,763)	(7,045,611)	$(16,141,077)	$(2,206,338)	$(5,419,548)	$(21,560,625)

Net loss per ordinary share—basic and diluted(2)	$(0.48)	$(0.49)	$(1.02)	$(2.66)	$(0.33)	$(0.78)	$(3.46)
Shares used in computing basic and diluted net loss per ordinary share	5,349,243	6,673,786	6,954,252	6,092,619	6,786,789	7,001,794	6,248,087

(1)

The years ended March 31, 2005 and 2006, have been restated as fully described in the “Explanatory Note” immediately preceding the “Overview” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 2(a) and (b) to our financial statements.

(2)	See Note 2(q) to our financial statements for a full description of the calculation of net loss per ordinary share.

The following table presents a summary of our balance sheet as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis, giving effect to:

•	the conversion of all outstanding preference shares into an aggregate of 141,660 ordinary shares immediately prior to the completion of this offering,*

*	The preference shareholder has the right to convert its preference shares to ordinary shares within sixty days of this offering. The shareholder has delivered a signed commitment to convert its preference shares into ordinary shares immediately prior to the completion of this offering.

•

the conversion of all outstanding convertible notes with a carrying value of $20,096,392 (including deferred finance costs of $633,928) into an aggregate of 2,429,056 ordinary shares upon completion of this offering,

•

the issuance of an aggregate of 10,732 ordinary shares for consideration of €0.01 per ordinary share (par value) to Elan upon completion of this offering as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and the recording of the related in process research and development expense of $46,605 and cash of $145,

•

the issuance of 472,898 ordinary shares for consideration of €0.01 per ordinary share (par value) to members of our management team upon completion of this offering as further described in “Executive Compensation—Employment Agreements” and the recording of the related compensation expense of $5,006,985 and cash of $6,386,

•

the issuance of 741,416 ordinary shares for total consideration of €789,474 to Declan Ryan, a director, upon exercise of his option upon completion of this offering as further described in “Related Party Transactions—Transactions with Shareholders” and the recording of the incremental fair value adjustment of $3,090,288, cash of $1,066,185 and a reduction in liability classified stock awards of $3,999,103; and

•

on a pro forma as adjusted basis to reflect the sale of 4,000,000 ADSs and ordinary shares in this offering, at an assumed offering price of $11.00 per ADS or €8.15 per ordinary share and after deducting the underwriting discount and estimated offering expenses.

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
Balance sheet data:
Cash and cash equivalents	$7,054,891	$8,127,607	$45,690,352
Working capital	$3,927,406	$7,926,509	$7,926,509
Total assets	$11,076,462	$11,515,250	$49,077,995
Long term liabilities	$20,730,320	—	—
Convertible preference shares	$1,079,207	—	—
Total shareholders’ (deficit) equity	$(16,945,942)	$9,301,476	$46,864,221

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information in this prospectus, before purchasing our ADSs or ordinary shares. Each of these risk factors could adversely affect our business, financial condition and operating results as well as adversely affect the value of an investment in our ADSs or ordinary shares.

Risks Related to Our Business

Our product candidates are at an early stage of development. If we are not able to successfully develop and commercialize them, we may not generate sufficient revenues to continue our business operations.

We currently have four internal product candidates based on our GIPET oral delivery-enabling technology, each of which is in an early stage of development. We have never successfully developed and achieved regulatory approval for or derived revenue from the sale of any drug or drug delivery technology. Our business depends primarily on our ability to successfully complete clinical trials, obtain required regulatory approvals and successfully commercialize our product candidates. If these clinical trials or any further clinical trials fail, if we do not obtain required regulatory approvals, or if we fail to commercialize any of our product candidates, we may be unable to generate sufficient revenues to attain profitability or continue our business operations and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause our stock price to decline and you to lose all or part of your investment.

We will not be able to commercialize our product candidates if our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans.

Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and has an uncertain outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to commercialize our product candidates, including the following:

•	Regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site.

•

Our preclinical or clinical trials may produce negative or inconclusive results, which may require us to conduct additional preclinical testing or clinical trials or to abandon projects that we expect to be promising.

•	Initial clinical results may not be supported by further or more extensive clinical trials.

•	Enrollment in our clinical trials may be slower than we currently anticipate, resulting in significant delays.

•	We might have to suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks.

•	Regulators or institutional review boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements.

•	Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable.

•	The effects of our product candidates may not be the desired effects or may include undesirable side effects.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, or if the results of these trials or tests are not positive or are only modestly positive, we may be delayed in obtaining marketing approval for our product candidates, we may not be able to obtain marketing approval or we may obtain approval for indications that are not as broad as intended. Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether planned clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates. Poor clinical trial results or delays may make it impossible to license a product or so reduce its attractiveness to a licensing partner that we will be unable to successfully commercialize a product.

We will depend significantly on collaborators to develop and commercialize our product candidates.

A key element of our business strategy is to collaborate, particularly with leading pharmaceutical companies, to develop and commercialize product candidates. We currently have no such arrangements with collaborators and we may not be able to negotiate acceptable arrangements with collaborators, if at all. Moreover, such arrangements may involve sharing of profits from sales, requirements to relinquish certain of our rights to our products or marketing territories and impositions of other limitations on our operations. These arrangements may not be scientifically or commercially successful. The termination of any of these arrangements might adversely affect our ability to develop and commercialize our product candidates.

The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Our collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations. The risks that we face in connection with these collaborations, and that we anticipate being subject to in future collaborations, include the following:

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Our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products that are the subject of the collaboration with us.

•	Our collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or other development of our products.

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Our collaborators may not properly maintain or defend our intellectual property rights or they may utilize our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential liability.

•

Our collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities from time to time, including following mergers and consolidations, which have been common in recent years in these industries. The ability of our product candidates and products to reach their potential could be limited if our collaborators decrease or fail to increase spending relating to such products.

•

Disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources.

Collaborations with pharmaceutical companies and others often are terminated or allowed to expire by the other party. Such terminations or expirations would adversely affect us financially and could delay our drug development programs and harm our business reputation.

Competition in the specialty pharmaceutical industry is intense, and development by other companies could render our product candidates non-competitive.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us and impair our ability to commercialize our product candidates.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Established pharmaceutical companies may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, these companies compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Accordingly, our competitors may succeed in obtaining patent protection, receiving approval by the United States Food and Drug Administration, or FDA, European Union authorities or other authorities or discovering, developing and commercializing medicines before we do. We are also aware of other companies that may currently be engaged in the discovery of medicines that will compete with the product candidates that we are developing. In addition, in the markets that we are targeting, we expect to compete against current market-leading medicines. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition will suffer.

There are a number of other companies developing competing drug delivery technologies, any one of which could be more effective or commercially successful than ours.

There can be no assurance that either of our proprietary oral drug delivery technologies, GIPET and GIRES, will prove to be either the most effective or the most commercially successful drug delivery technology available. Generally, the drug delivery area is highly competitive with a number of companies investigating alternative approaches to improving the oral delivery of drugs, as well as via other routes of administration such as transdermal or inhalation. For example, Eurand, pSivida, Xenoport and Emisphere Technologies, Inc. are each developing a technology directly competitive with our GIPET technology. We may also face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions.

While we believe that our GIPET and GIRES oral drug delivery technologies will be successful, a competitor may develop a similar or even superior product using other penetration enhancers or gastro-retentive technologies or utilizing other technologies that provide superior performance to our technologies. If that occurs, the market value of our stock could decline and you could lose all or a part of your investment.

Our internal product candidates may not be commercially marketable until the patent exclusivity on the API expires.

MER 101, MER 102 and MER 103 are comprised of a combination of our GIPET delivery system and certain materials currently protected by patents held by others that are scheduled to expire in the coming years. We will not be able to commercialize our product candidates before such patents expire without obtaining a license, and such license may not be available on acceptable terms, if at all. In addition, the owners of the patents may be able to obtain extensions on the exclusivity period afforded by such patents, which would further delay the commercialization of our product candidates unless we are able to obtain a license. For example, MER 101 is an oral dosage form of zoledronic acid in development for the treatment of bone-destroying metastases from solid tumors and bone loss associated with multiple myeloma. Zoledronic acid is an approved bisphosphonate intended for intravenous use in oncology indications which is marketed by Novartis AG under the name Zometa. In April 2006 Novartis announced that it had received a five-year extension of its patent rights to Zometa from the United States Patent and Trademark Office under the Hatch-Waxman Act. In the absence of a challenge to this extension, Novartis’ patent rights to Zometa will now expire in September 2012. In addition, MER 103 is an oral dosage form of alendronate, the leading osteoporosis drug marketed by Merck under the name Fosamax. The U.S. patent held by Merck on alendronate expires in February 2008. Any extension to the patent exclusivity or new patent exclusivity granted to compounds that we have combined or plan to combine with our GIPET delivery system could have a material adverse effect on our business, financial condition and prospects. In addition, Novartis and Merck have applied for and obtained several formulation patents relating to Zometa and Fosamax. If either Novartis or Merck attempts to claim that MER 101 or MER 103 infringe these formulation patents, it could further delay the commercialization of these product candidates, which could have a material adverse effect on our business, financial condition and prospects.

The terms of any licensing arrangements we enter into may impose material limitations on our ability to market our own products.

If we license our products we may not be able to negotiate the retention of co-marketing rights and could forego the opportunity to market one or more of our drugs ourselves. In addition, any licensing agreements that we enter into may contain provisions limiting our right to develop related products, which would also limit our ability to develop and/or market new products internally. By licensing products with these limitations at relatively early stages in our product development, we may be foregoing opportunities that we later determine to be significantly greater than we may estimate at the time of such agreement.

We have no sales and marketing capabilities and may not be able to successfully commercialize our product candidates once they are approved.

We currently have no sales and marketing resources. We intend to develop our own sales and marketing organization to commercialize certain of our product candidates. Building up our sales capabilities will require significant expenditures and we may not succeed in creating and enhancing our sales and marketing capabilities or have sufficient resources to do so. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded sales and marketing operations which will likely have significantly greater resources than us. We may not be able to develop our in-house sales expertise which may limit our ability to gain market acceptance for our products worldwide and generate revenues. If we are unable to develop our own sales and marketing organization to commercialize our products we will have to enter into sales and marketing arrangements with collaborators. We may not be able to enter into sales and marketing arrangements with collaborators on acceptable terms, if at all. If we fail to establish successful sales and marketing capabilities, we will not be able to market or sell our products effectively and our business, financial condition and results of operations will be materially and adversely affected.

We will rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.

Upon commencing Phase III clinical trials for one or more of our product candidates, we will rely on third parties such as contract research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. We believe that we will not be reliant on any one individual contract research organization, medical institution or clinical investigator to assist us because these are highly competitive industries with multiple competing organizations with which we will be able to contract. Despite the competitive nature of these industries, if we need to find alternative service providers, we may not be able to contract for such services on acceptable terms, if at all. In addition, if during the course of any of our clinical trials it became necessary to engage a new contract research organization, medical institution or clinical investigator, the resulting disruption and delay would have an adverse affect on our ability to continue clinical development and testing of that product candidate.

Our reliance on these third parties to conduct clinical trials reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations and the investigational plan and protocols contained in the Investigational New Drug Application, or IND. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for and commercialize our product candidates may be delayed or prevented.

Problems with the third parties that manufacture the active pharmaceutical ingredients in our product candidates may delay our clinical trials or subject us to liability.

We do not currently own or operate manufacturing facilities for clinical or commercial production of the API used in any of our product candidates. We have no experience in drug manufacturing and we lack the resources and the capability to manufacture any of the APIs used in our product candidates, on either a clinical or commercial scale. As a result, we currently rely on three separate third-party manufacturers to supply the API used in each of MER 101 (zoledronic acid), MER 103 (alendronate) and MER 104 (acyline). While we have contracted with a supplier of fondaparinux, the API in MER 102, for our initial preclinical trial, we have not yet selected a supplier of fondaparinux for future clinical trials or for commercial production. If we cannot contract with a third-party supplier of fondaparinux for future clinical trials or for commercial production on terms that we find acceptable, the development of MER 102 will be delayed or may be terminated altogether. We expect to continue to depend on third parties to supply the API for our lead product candidates and any additional product candidates we develop for the foreseeable future.

An API manufacturer must meet high precision and quality standards for that API to meet regulatory specifications and comply with regulatory requirements. A contract manufacturer is subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with current good manufacturing practice, or cGMP, and other applicable government regulations and corresponding foreign standards. Additionally, a contract manufacturer must pass a pre-approval inspection by the FDA to ensure strict compliance with cGMP prior to the FDA’s approval of any product candidate for marketing. A contract manufacturer’s failure to conform with cGMP could result in the FDA’s refusal to approve or a delay in the FDA’s approval of a product candidate for marketing. We are ultimately responsible for confirming that the APIs used in our product candidates are manufactured in accordance with applicable regulations.

Our third-party suppliers may not carry out their contractual obligations or meet our deadlines. In addition, the API they supply to us may not meet our specifications and quality policies and procedures. Although the API manufacturing industry is highly competitive with multiple competing organizations with which to contract, if we need to find alternative suppliers of the API used in any of our product candidates, we may not be able to contract for such supplies on acceptable terms, if at all. Any failure to supply our needs or delays caused by such suppliers would have an adverse affect on our ability to continue clinical development and testing of our product candidates or commercialize any future products.

If our third-party API suppliers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, we could be subject to certain product liability claims in the event such failure to comply resulted in defective products that caused injury or harm.

If our drug delivery technologies are not sufficiently accepted by prescribing physicians or their patients, we may not be able to recoup our investment in those products and our overall rate of growth may be lower.

The successful launch of products using our proprietary GIPET and GIRES technologies, including our own product candidates, is an important part of our growth strategy. To date, there has never been a marketed product using either our GIPET or GIRES technologies and they may not be readily accepted by either prescribing physicians or their patients. Other alternative drug delivery techniques, including intravenous delivery, have been used for some time and are familiar to many prescribing physicians and their patients. Moreover, other new drug delivery technologies (such as transdermal, transmucosal, needle-free injection or inhalation) may be developed that achieve greater market acceptance. If our GIPET and GIRES technologies are not accepted as alternative methods of drug delivery, we may not achieve our anticipated sales levels for products using these technologies. In this case we may not be able to recoup our investment in the development of these drug delivery technologies and our business, financial condition and results of operations will be materially and adversely affected.

We expect to expand our operations, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations over the next several years. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, and continue to recruit and train additional qualified personnel. In particular, we expect to increase our research and development staff in the United States in the areas of clinical trial management and regulatory affairs and in Ireland in the areas of formulation and analytical science as we expand and advance our product development programs. In addition, we may develop our own sales, marketing and distribution organization to commercialize certain of our product candidates, which will require significant resources, and we may not be successful in doing so. Finding qualified individuals can be particularly difficult in our highly competitive market, and we may face particular difficulties attracting qualified individuals because we have a limited operating history and currently do not have any experience selling our own products. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or to recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage any of the growth described above could delay the execution of our business plans or disrupt our operations.

The inability to successfully recruit employees or the loss of the services of members of our senior management team or scientific staff could adversely affect our business.

Our success is dependent on attracting and retaining highly qualified scientific and management staff. We face intense competition for personnel from other companies, academic institutions, government entities and other organizations. The loss of key personnel, or our failure to attract and retain other highly qualified employees, may impede our ability to meet our strategic objectives. In particular, the loss of Michael J. McKenna, Ph.D., our Chief Executive Officer, or Thomas W. Leonard, Ph.D., our Vice President and Chief Scientific Officer, could harm our ability to implement our business strategy. We have entered into employment agreements with each of Dr. McKenna and Dr. Leonard which provide for their at-will employment with us. We also maintain key man insurance in the amount of $1.0 million for each of Dr. McKenna and Dr. Leonard.

Pursuant to our business strategy we intend to expand and develop new technologies and products. This strategy will require us to hire additional employees with expertise in areas that relate to the new technologies and products. We cannot fully anticipate or predict the time and extent to which we will need to hire this type of specialized personnel. As a result, there can be no assurance that we will be successful in attracting and retaining the personnel necessary to pursue fully our business strategy. We offer what we believe to be competitive compensation packages and benefits. However, if competitive conditions continue to intensify, then our cost of attracting and retaining employees may escalate.

There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face even greater risks upon any commercialization by us of our product candidates. We have product liability insurance covering our clinical trials in the amount of $1.0 million, which we currently believe is reasonable to cover any product liability exposure we may have. Clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance or increase or maintain our existing coverage at a reasonable cost to protect us against losses that could have a material adverse effect on our business. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, or at all;

•	withdrawal of clinical trial volunteers or patients;

•	damage to our reputation and the reputation of our products, resulting in lower sales or termination of our collaborative arrangements;

•	regulatory investigations that could require costly recalls or product modifications;

•	litigation costs; and

•	the diversion of management’s attention from managing our business.

We may lose the use of our manufacturing and laboratory equipment.

We lease substantially all of our manufacturing and laboratory equipment, including the equipment used to manufacture our oral delivery-enabling technologies, from Elan Corporation, which, in turn, has financed its purchase of this equipment from a commercial bank. Although our lease with Elan is not scheduled to expire until September 2013, if Elan defaults on its financial arrangement with the commercial bank, the commercial bank may repossess this equipment notwithstanding our lease agreement with Elan. The loss of our manufacturing and laboratory equipment will result in additional expense and production delays which would have a material adverse effect on our business, financial condition and results of operations.

We may be required to exit our operating facility in Dublin, Ireland.

The lease for our Dublin, Ireland facility expires on January 31, 2009, and we are currently reviewing our space requirements as we expect that we will have to re-locate our facility at the end of the lease term. Our Dublin, Ireland facility is the location for our finance department, business development, research and development and clinical trial manufacturing operations and includes facilities for pre-formulation analysis, formulation development, analytical chemistry, and small scale cGMP clinical manufacturing. If we are unable to secure an extension of our existing lease or locate a suitable alternative facility, it could materially impact our ability to provide the services currently performed in Dublin, Ireland, particularly the cGMP clinical manufacturing operations. Since our GIPET and GIRES products are produced under specific clinical manufacturing conditions, the loss of our facility and the move to a new facility could result in additional expense and production delays and could have a material adverse effect on our business, financial condition and results of operation.

Risks Related to Regulatory Approval

Even if we successfully complete clinical trials for our product candidates, there are no assurances that we will be able to submit or obtain FDA approval of a new drug application, or obtain the approval of any other necessary authorities.

There can be no assurance that, if our clinical trials for any of our product candidates are successfully completed, we will be able to submit a new drug application, or NDA, to the FDA or that any NDA we submit will be approved by the FDA in a timely manner, if at all. After completing clinical trials for a product candidate in humans, a drug dossier is prepared and submitted to the FDA as an NDA, and includes all preclinical testing and clinical trial data intended to establish both short-term and long-term safety, as well as carcinogenicity studies for a product candidate that will be used as a chronic treatment, and data that establishes the statistically significant efficacy of a product candidate, in order to allow the FDA to review such drug dossier and to consider a product candidate for approval for commercialization in the United States. If we are unable to submit a NDA with respect to any of our product candidates, or if any NDA we submit is not approved by the FDA, we will be unable to commercialize that product. Even when drug candidates perform well or achieve favorable results in large-scale Phase III clinical trials, the FDA can and does reject NDAs and may require additional clinical trials. We will also need the approval of authorities in other countries to market our products outside of the United States, and those approvals may also be delayed or not obtained. If we fail to commercialize any of our product candidates, we may be unable to generate sufficient revenues to continue operations or attain profitability and our reputation in the industry and in the investment community would likely be damaged, each of which would cause our stock price to significantly decrease.

Our product candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if we fail to comply with these requirements, we could lose these approvals and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable United States and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties, fines and/or injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If we or our collaborators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, marketing approval for our product candidates may be lost or cease to be achievable, resulting in decreased revenue from milestones, product sales or royalties.

Reforms in the healthcare industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the United States healthcare system have been introduced or proposed in Congress and in some state legislatures, including reductions in the pricing of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the proposed rules thereunder impose new requirements for the distribution and pricing of prescription drugs in 2004, which could reduce reimbursement of prescription drugs for healthcare providers and insurers. Although we cannot predict the full effect on our business of the implementation of this legislation, we believe that legislation that reduces reimbursement for our products could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

We will encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, governments provide health care at a low direct cost to consumers and regulate pharmaceutical prices or patient reimbursement levels in order to control costs for the government-sponsored health care system. Therefore, even if we achieve regulatory approval of our products, we must successfully negotiate product pricing in individual countries. As a result, the pricing of our products in different countries may vary widely, thus creating the potential for third-party trade in our products in an attempt to exploit price differences between countries. This third-party trade of our products could undermine our sales in markets with higher prices.

Risks Related to Our Financial Results and Need For Additional Financing

We have incurred losses since inception and anticipate that we will continue to incur substantial losses for the foreseeable future and might never achieve or maintain profitability.

We have a limited operating history and have not yet commercialized any products or generated any product revenue. As of June 30, 2007, we had an accumulated deficit of $21.6 million. We have incurred losses in each year since our inception in December 2003. Our net losses were $5.4 million in the six month period ended June 30, 2007, $7.0 million in the nine month fiscal year ended December 31, 2006, $3.3 million in our fiscal year ended March 31, 2006, $2.6 million in our fiscal year ended March 31, 2005 and $3.3 million in the period from December 12, 2003 (inception) to March 31, 2004. These losses resulted principally from costs incurred in our research and development programs and from our general and administrative expenses. We expect to continue to incur significant and increasing operating losses for at least the foreseeable future, as we continue our research activities and conduct development of, and seek regulatory approvals for, our initial drug candidates, and commercialize any approved drugs. These historical and projected future losses, among other things, have had and will continue to have an adverse effect on our shareholders’ equity, total assets, working capital and cash flows.

We have financed our operations and internal growth principally through private placements of debt and equity, and to a significantly lesser extent through revenues under service arrangements with pharmaceutical companies. We have devoted substantially all of our efforts to research and development, including clinical trials, and we have not yet completed development of any drug products. Because of the numerous risks and uncertainties associated with developing oral drug delivery technologies, we are unable to predict the extent of any future losses, whether or when any of our product candidates will become commercially available, or when we will become profitable, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we are unable to achieve and then maintain profitability, the market value of our stock will decline and you could lose all or a part of your investment.

We may be unable to obtain the substantial additional capital that we will need to sustain our operations.

We will need substantial additional funds to support our planned operations. Based on our current operating plans, we expect our existing resources following the completion of this offering to be sufficient to fund our planned operations for at least 24 months from the date of this prospectus, assuming we do not generate any revenue in this period. We expect to fund our operations through a combination of revenues from future development and license agreements, which may include up-front license fees, research payments for ongoing research and development, payments associated with achieving development and regulatory milestones, and royalties to be paid based on specified percentages of net product sales, if any; revenues from direct product sales; and debt or equity financings. However, there can be no assurance that we will be able to generate revenues on the timeline we have predicted, or at all. If we are unable to enter into collaborations or generate revenues to fund our operations, we will need to fund our operations through debt or equity financings. Even if we are successful in generating revenues, we may need to obtain additional funds if our research and development expenses exceed our current expectations, including the need for additional clinical trials which represents our largest anticipated expense in the near term, or our collaboration revenues are less than our current expectations. This could occur for many reasons, including the following:

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Some or all of our product candidates fail in preclinical studies or clinical trials or do not prove to be as commercially promising as we expect, and we are forced to seek additional product candidates.

•	Our product candidates require more extensive preclinical or clinical testing or our clinical trials take longer to complete than we currently expect.

•	We advance more preclinical product candidates than expected into early stage clinical trials.

•	We advance more of our product candidates than expected into costly later stage clinical trials.

•	We determine or are required to conduct more testing than expected against current or additional disease targets to develop additional product candidates.

•	We are not as successful as we believe we might be in obtaining enforceable patent rights in the U.S. or in other jurisdictions.

•	We are required, or consider it advisable, to acquire or license intellectual property rights from one or more third parties.

•	We determine to acquire or license rights to additional product candidates or new technologies.

While we expect additional funding will be available through public or private financings, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of our financings may be dilutive to, or otherwise adversely affect, holders of our ADSs or ordinary shares including those issued in this offering. Debt financing, if available, may involve restrictive covenants. Any debt financing or additional equity that we raise may contain terms such as liquidation and other preferences that are not favorable to us or our shareholders. We may also seek additional funds through arrangements with collaborators or others and we may not be able to enter into such agreements on acceptable terms, if at all. These arrangements would generally require us to relinquish rights to some of our technologies, product candidates or products. The arrangements also may include issuances of equity, which may also be dilutive to, or otherwise adversely affect, holders of our ADSs or ordinary shares. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all of our research or development programs, including the development programs of some or all of our product candidates, or license the rights to our product candidates to third parties earlier than we believe to be optimal, which may result in lower than anticipated revenue.

Risks Related to Our Intellectual Property

We face substantial uncertainty in our ability to obtain patents on our proprietary technologies or to otherwise protect these technologies.

Our ability to commercialize our products will depend, in part, on our or our collaborators’ ability to obtain patents, to enforce those patents and preserve trade secrets, and to operate without infringing on the proprietary rights of others. U.S. patents have a term commencing on the issue date and ending twenty years from the date of filing the first U.S. application. The base patents for our GIPET and GIRES platform technologies have expiration dates ranging from August 2012 to February 2020. In addition, we have filed, or are in the process of filing, additional patent applications covering MER 101, MER 103 and MER 104 that, if allowed, will expire in 2027. In addition, we intend to file an additional patent application covering MER 102 sometime during 2008 that, if timely filed and allowed, will expire in 2028.

We currently have five pending patent applications with claims that cover MER 101 and MER 103. Three of these applications are pending before the U.S. Patent and Trademark Office, one is pending before the European Patent Office and one is a pending Patent Cooperation Treaty application. Two of the three pending U.S. applications, as well as the Patent Cooperation Treaty application, which is based on one of the two U.S. applications, have yet to be examined. All of the claims of the third U.S. application (U.S. Application No. 09/510,560) currently stand rejected. We continue to prosecute this application before the U.S. Patent and Trademark Office as we believe that by presenting suitable experimental results to the U.S. examiner, we will be able to demonstrate that the patent’s claims describe patentable pharmaceutical compositions and dosage forms and are distinguished over the cited prior art. The European patent application has been allowed and will be subject to the standard nine month third party objection period following publication of the patent grant. Nonetheless, we cannot be certain that the U.S. Patent and Trademark Office will allow any of our presently pending claims or that any claims which may be allowed will provide us with meaningful protection so as to prevent or limit our competitors’ entry into our target markets. Any such inability to achieve meaningful protection could have a material adverse effect on us by, for example, making it easier for other pharmaceutical companies to enter our target markets and compete with our future products.

The patent positions of specialty pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Our patent portfolio currently consists of more than 25 issued and in-process U.S. patents. Our patent portfolio is subject to the following risks:

•	Patent applications owned by or licensed to us may not result in issued patents.

•	Patent protection may not be secured for any particular technology.

•	Any patents or patent applications owned by or licensed to us, now or in the future, may be found to be not valid or not enforceable.

•	Any patents may not provide meaningful protection to us.

•	Others may be able to design around the patents.

•	Our patents may not provide a competitive advantage or have commercial application.

The failure to obtain and maintain adequate patent protection would have a material adverse effect on us and may adversely affect our ability to enter into, or affect the terms of, any arrangement for the marketing of any product or our other collaboration efforts.

Our patents may be challenged by others.

Patents owned by or licensed to us may be challenged by others. We could incur substantial costs in proceedings, including interference or reexamination proceedings before the United States Patent and Trademark Office and comparable proceedings before similar agencies in other countries, in connection with any claims that may arise in the future. These proceedings could result in adverse decisions about the patentability of our or our collaborators’ inventions and products, as well as about the enforceability, validity or scope of protection afforded by the patents. Any adverse decisions about the patentability of patents covering our product candidates could cause us to either lose rights to develop and commercialize our product candidates or to profitably license such rights at substantial cost to us. In addition, even if we were successful in any proceedings, the cost and delay of these proceedings would most likely have a material adverse effect on our business.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business.

Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe upon patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit, and we could be obligated to indemnify our collaborators for any losses they suffer.

As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. Any of these events could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technologies. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information, may not adequately protect our intellectual property, and will not prevent third parties from independently discovering technology similar to or in competition with our intellectual property.

We rely on trade secrets and other unpatented proprietary information in our product development activities. To the extent we rely on trade secrets and unpatented know-how to maintain our competitive technological position, others may independently develop the same or similar technologies. We seek to protect trade secrets and proprietary knowledge, in part, through confidentiality agreements with our employees, consultants, advisors, collaborators and contractors. Nevertheless, these agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If our employees, scientific consultants, advisors, collaborators or contractors develop inventions or processes independently that may be applicable to our technologies, product candidates or products, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. If we fail to obtain or maintain trade secret protection for any reason, the competition we face could increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

Risks Related to this Offering

There has been no prior market for our ADSs or ordinary shares, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs or ordinary shares at or above the initial public offering price.

There has been no public market for our ADSs or ordinary shares prior to this offering. The initial public offering price for our ADSs and our ordinary shares will be determined through negotiations between the underwriters and us. This initial public offering price may vary from the market price of our ADSs and ordinary shares following this offering. If you purchase ADSs or ordinary shares in this offering, you may not be able to resell those ADSs or ordinary shares at or above the initial public offering price. An active or liquid market in our ADSs or ordinary shares may not develop upon completion of this offering or, if it does develop, it may not be sustainable. The market price of our ADSs or ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other specialty pharmaceutical companies generally;

•	actual or anticipated product candidate development and regulatory approval milestones;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet those projections;

•

changes in financial estimates by any securities analysts who follow our company, our failure to meet those estimates or failure of those analysts to initiate or maintain coverage of our ADSs or ordinary shares;

•	ratings downgrades by any securities analysts who may follow our company;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	introduction of technologies or product enhancements that reduce the need for our products;

•	market conditions or trends in our industry or the economy as a whole;

•	the loss of key personnel;

•	lawsuits threatened or filed against us;

•	future sales of our ADSs or ordinary shares by our executive officers, directors and significant shareholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular The Nasdaq Global Market on which our ADSs will be listed, have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many specialty pharmaceutical companies. Stock prices of many specialty pharmaceutical companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, it could have substantial costs and divert resources and the attention of management from our core business.

The price of our ADSs or ordinary shares may be volatile, which could harm our business or shareholders and result in litigation.

In recent years the stock market in general, and the market for specialty pharmaceutical stocks in particular, have experienced price fluctuations which have often been unrelated to the operating performance of affected companies. The market price of our ADSs or ordinary shares might experience significant fluctuations in the future, including fluctuations unrelated to our performance. These fluctuations could materially adversely affect our business relationships, our ability to obtain future financing on favorable terms or otherwise harm our business.

In addition, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. This risk is especially acute for us because the extreme volatility of market prices of specialty pharmaceutical companies has resulted in a larger number of securities class action claims against them. Due to the potential volatility of the price of our ADSs or ordinary shares, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources, which could harm our business and cause the value of our ADSs or ordinary shares to decline.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Market and the Irish Enterprise Exchange. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly, and may also place strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting, which can be difficult to do. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We have a substantial effort ahead of us to implement appropriate processes, document the system of internal control over relevant processes, assess their design, remediate any deficiencies identified, test their operation and conclude on their operating effectiveness. If at any time we conclude that we have any material weaknesses in our internal controls over financial reporting, we will have to publicly disclose these weaknesses, which could have a negative effect on the value of our ADSs and ordinary shares. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition and results of operations. These efforts will also involve substantial accounting related costs. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Market.

We expect that the rules and regulations of the Sarbanes-Oxley Act and the Nasdaq Global Market will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of Nasdaq rules, and officers will be significantly curtailed.

Because we are a foreign private issuer whose shares will be listed on the Nasdaq Global Market, we intend to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

A foreign private issuer whose shares are listed on the Nasdaq Global Market is permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules. We intend to follow home country corporate legislation in lieu of Nasdaq Rule 4350 with respect to the following:

•

The number of persons on our audit committee. Our audit committee currently consists of two independent members, while United States companies listed on the Nasdaq Global Market are required to have three independent members on their audit committee. As a result, our audit committee will have fewer independent members of the board of directors reviewing accounting and financial matters than it would have if we complied with the Nasdaq rules applicable to U.S. issuers, which could limit the audit committee’s ability to oversee these matters.

•

The number of independent directors on our board of directors. Our board of directors has only two independent, non-executive directors, while United States companies are required to have a majority of independent directors on their board. As a result, decisions by our board of directors will reflect greater influence by related-parties than it would if we complied with the Nasdaq rules applicable to U.S. issuers.

•

Code of conduct. Currently, we have not adopted a code of conduct for our directors, officers and employees. Our board of directors plans to consider adopting a code of conduct at an upcoming board meeting. If they decide not to adopt a code of conduct, it could limit our ability to review and evaluate internal compliance with a set of accepted ethical standards.

In addition, we may follow Irish law instead of the Nasdaq Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company. As a result, shareholders will have less control over our ability to take actions which could lead to dilution of shareholders’ interests.

After this offering we will continue to be controlled by our executive officers, directors and major shareholders, whose interests may conflict with yours.

Upon completion of this offering, our executive officers, directors and major shareholders will beneficially own approximately 55.9% of our outstanding ordinary shares, based on shares outstanding as of September 15, 2007. As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us. These shareholders may cause corporate actions to be taken even if the interests of these shareholders conflict with the interests of our other shareholders.

If you purchase ADSs or ordinary shares in this offering, you will suffer immediate and substantial dilution in the book value of your shares.

Purchasers of ADSs or ordinary shares in this offering will pay a price per ordinary share that is substantially higher than the book value per underlying share of our outstanding ordinary shares immediately after the offering. Accordingly, if you purchase ADSs or ordinary shares in the offering, you will incur immediate and substantial dilution of approximately $8.14 in the book value of our ordinary shares assuming an initial public offering price of $11.00 per ordinary share represented by an ADS. This dilution is due in large part to earlier investors having paid substantially less than the offering price when they purchased their ordinary shares. In addition, purchasers of ADSs or ordinary shares in this offering will have contributed 62.5% of our total capital raised through the sale of our ADSs or ordinary shares, but will own only 26.6% of the outstanding ordinary shares and voting rights.

There are a large number of our ordinary shares that may be sold in the market following this offering, which may depress the market price of our ADSs or ordinary shares.

The market price of our ADSs or ordinary shares could decline as a result of sales of substantial amounts of our ordinary shares in the public market after the closing of this offering, or the perception that those sales could occur. These sales or the possibility that they may occur also could make it more difficult for us to raise funds through future offerings of ADSs or ordinary shares. The number of our ordinary shares available for sale in the public market is limited by restrictions under federal securities laws. In addition, we and the beneficial holders of 10,885,772 (approximately 98%) of our ordinary shares, including our executive officers and directors, have agreed that they will not sell ordinary shares without the consent of the underwriters for 180 days after the day of this prospectus. Punk, Ziegel & Company, L.P., as representative of the underwriters and Goodbody Stockbrokers, as IEX advisor, may, however, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements. The underwriters have agreed to allow Drs. McKenna and Leonard to sell, during this 180 day period, that portion of their ordinary shares which is necessary to satisfy a tax liability they incurred when we previously issued ordinary shares to them. We currently anticipate that Drs. McKenna and Leonard will, combined, sell shares worth approximately $180,000 during this 180 day lockup period.

After this offering, based on shares outstanding as of September 15, 2007, we will have 15,051,318 ordinary shares outstanding of which 361,806 shares are subject to repurchase by us, at par, in the event covered employees’ employment with us is terminated.

Ordinary shares will become eligible for future sale in the public market as follows, assuming the conditions set forth above are met and subject to the volume limitations of Rule 144:

Number of Shares	Date Eligible
150,513	Immediately as of the date of this prospectus

15,027	90 days after the date of this prospectus under Rules 144 and 701

9,655,995	180 days after the date of this prospectus upon expiration of the lock-up agreements

Approximately 1,229,783 remaining restricted securities will not be eligible for sale pursuant to Rule 144 until the expiration of their applicable one-year holding periods, which will expire on the one-year anniversary of this offering.

We intend to register on a Form S-8 registration statement under the Securities Act of 1933 a total of approximately 1,369,565 ordinary shares reserved for issuance under our employee and director stock plans. As of September 15, 2007, there were outstanding options to purchase 275,021 ordinary shares, of which 201,980 were vested and exercisable.

Risks Associated with Holding Shares in an Irish Public Limited Company

We are subject to exchange rate fluctuations that could adversely affect our reported results of operations.

We are subject to risks of currency fluctuations. A portion of our expenses are incurred in United States dollars but are recorded in Euros. We translate revenue earned in United States dollars into Euros in our financial statements at the rate of exchange on the date of the transaction. A strengthening in the value of the Euro could, therefore, reduce our earnings. Consequently, fluctuations in the rate of exchange between the United States dollar and the Euro will affect period-to-period comparisons of our reported results. Our results therefore, are subject to exchange rate fluctuations that could cause a decrease in our financial results in any year. A history of average United States dollar to the Euro exchange rates is shown under “Exchange Rate Information.”

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law, the laws of the European Union and our articles of association. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, ADS holders may not be able to vote or receive dividends or other distributions to the same extent as ordinary shareholders. Additionally, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring lawsuits against the corporation.

The Irish takeover rules and Irish law may make an acquisition of us more difficult, which could delay, defer or prevent a tender offer or a takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for the ADSs or ordinary shares.

Irish law requires prospective purchasers of a company’s voting securities to provide advance notice of an acquisition of the company’s shares to the Irish Competition Authority if, after an acquisition, that person would directly or indirectly control the company and specific financial thresholds are exceeded. Control would be acquired if, by reason of securities, contracts or other means, decisive influence was capable of being exercised with regard to the company’s activities. Under Irish law, the acquisition will be void unless either clearance for an acquisition is obtained from the Irish Competition Authority or the prescribed statutory period following notification of the acquisition has elapsed without the Irish Competition Authority having made a determination.

In addition, under Irish competition legislation, proposed mergers and acquisitions which might be anti-competitive in nature may be voluntarily notified to and approved by the Irish Competition Authority. Further, third parties may file a complaint with the Irish Competition Authority or institute court proceedings seeking relief, including injunctions, damages, and exemplary damages, for a merger or acquisition which would be prohibited under the relevant legislation.

These provisions could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for the ADSs or ordinary shares.

U.S. shareholders may not be able to enforce civil liabilities against us.

Some of our directors and officers reside outside of the United States, and all or a portion of their assets and our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. BCM Hanby Wallace Solicitors, our Irish counsel, advises that there may be an issue as to the enforceability against those persons in Ireland, whether in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities based solely upon the United States federal securities laws.

If we were determined to be a Passive Foreign Investment Company, or PFIC, United States shareholders could suffer adverse tax consequences.

A foreign corporation generally will be a PFIC for United States federal income tax purposes if in any tax year either 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, royalties, rents and annuities) or the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of its total assets. We believe that we are not currently a PFIC and, based on our management’s current projections of our future income and assets and the manner in which we currently intend to manage and conduct our business in the future, that we will not become a PFIC in the foreseeable future. However, the PFIC rules are complex and subject to some uncertainty (given the very limited amount of authority interpreting such rules) and, thus, there can be no assurance that we are not currently a PFIC or will not become one in the future. If we were treated as a PFIC for any taxable year in which a United States holder held ordinary shares or ADSs, certain adverse consequences could apply, including a material increase in the amount of tax that the United States holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements. United States holders should consult with their tax advisors as to the effect of these rules. For a discussion of the PFIC rules and other material United States federal income tax matters, see “Material U.S. Federal Income Tax Considerations.”

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including among other things:

•	general economic and business conditions, both nationally and internationally;

•	our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

•	anticipated trends in our business;

•	existing and future regulations affecting our business; and

•	other risk factors set forth under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “could,” “plan” and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

The net proceeds from our sale of 4,000,000 shares in the form of ADSs or ordinary shares in this offering are estimated to be approximately $37.6 million, or approximately $43.7 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $11.00 per ADS or € 8.15 per ordinary share and after deducting the underwriting discount and estimated offering expenses.

We expect to use the net proceeds from this offering as follows:

•	to fund clinical development, including:

•

approximately $0.5 million for the development through Phase II and approximately $10.7 million toward our anticipated Phase III development program for MER 101, our product candidate for treatment of metastatic bone cancer,

•

approximately $1.5 million for the development through Phase II and approximately $14.1 million toward our anticipated Phase III development program for MER 104, our product candidate for the treatment of prostate cancer, and

•	approximately $1.2 million for the completion of Phase II development of MER 102, our product candidate for the treatment of deep vein thrombosis;

•	approximately $1.2 million to fund preclinical testing and other research and development activities for future product candidates; and

•	the balance for working capital and general corporate purposes, including salaries of approximately $8.5 million and professional fees relating to being a public company of approximately $2.0 million.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our clinical trials, and our operating costs and capital expenditures. Drug discovery and development in the pharmaceutical industry is characterized by significant risks and uncertainties inherent in the research, clinical development and regulatory approval process. These uncertainties make it difficult for us to estimate the costs to conduct our research and development and complete our clinical trials. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering, and we reserve the right to change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our clinical trials and our research and development activities, the results of our commercialization efforts, competitive developments and our manufacturing requirements. In addition, when and if the opportunity arises, we may use a portion of the proceeds to license, acquire or invest in complementary businesses, products, or technologies. In order to license, acquire or invest in complementary businesses, products or technologies, we may need to curtail our development of the programs listed above, or enter into development and license agreements for those product candidates earlier than anticipated. We currently have no commitments or agreements to acquire any such businesses, products or technologies, and we cannot determine with certainty which, if any, of the programs above might be affected should we enter into any such commitments.

Based on our current operating plans and assuming no revenues from operations, we expect our existing resources following the completion of this offering to be sufficient to fund our planned operations for at least 24 months from the date of this prospectus. We expect to fund our operations beyond that period through revenues from future development and license agreements, which may include up-front license fees, research payments for ongoing research and development, payments associated with achieving development and regulatory milestones, and royalties to be paid based on specified percentages of net product sales, if any; and revenues from direct product sales. However, there can be no assurance that we will be able to generate revenues on the timeline we have predicted, or at all. If we are unable to enter into collaborations or generate revenues to fund our operations, we will need to fund our operations through debt or equity financings. Even if we are successful in generating revenues, we may need to obtain additional funds if our research and development expenses exceed our current expectations, including the need for additional clinical trials which represents our largest anticipated expense in the near term, or our collaboration revenues are less than our current expectations.

The amounts allocated above are not sufficient to fund development of MER 101 or MER 104 to completion. We estimate we will need to spend an additional $1.4 million and $2.0 million to complete Phase III development of MER 101 and MER 104, respectively, and then $0.5 million and $0.9 million more to bring MER 101 and MER 104 to market. The amount allocated above will only be sufficient to fund MER 102 through Phase II development, which is the furthest we intend to internally develop the product candidate. We plan to enter into a development and license agreement with respect to MER 102, which we anticipate will offset most if not all of its further development costs estimated to be approximately an additional $50.0 million. In addition, our MER 103 product candidate, for which we have completed internal development and plan to enter into a licensing agreement, will require approximately $20.0 million in additional expenses to fund development to completion. Because we do not intend to develop these products internally, and because we are an early stage company with no experience in late stage clinical development, these estimates are highly uncertain, and any actual clinical development program for MER 102 or MER 103 could require significantly greater or less expense than we have estimated. Any products which we successfully develop will also require further expenditures for commercialization. Because our products are in an early stage of development, we are unable to estimate at this time the cost of commercialization for any of our product candidates. We do not have any commitments from prospective collaborators to fund the amounts estimated to be needed to complete the development of MER 102 or MER 103, or the amounts needed to commence commercialization of any of our product candidates. If we are unable to enter into licensing agreements with respect to MER 102 and MER 103, these product candidates may never be commercialized. If we are unable to generate revenues to fund the continued development of MER 101 or MER 104, or to fund the commercialization of MER 101 or MER 104, we may enter into licensing agreements with respect to these candidates or we may raise additional funds to continue their development and commercialization, and we may not be able to secure such funds on terms that are reasonable or at all.

Pending use of the proceeds from this offering, we intend to invest the proceeds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our ordinary shares or those of our subsidiaries. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007, based on our financial results:

•	on an actual basis;

•	on a pro forma basis, giving effect to:

•	the conversion of all outstanding preference shares into an aggregate of 141,660 ordinary shares immediately prior to the completion of this offering,*

•

the conversion of all outstanding convertible notes with a carrying value of $20,096,392 (including deferred finance costs of $633,928) into an aggregate of 2,429,056 ordinary shares upon completion of this offering,

•

the issuance of an aggregate of 10,732 ordinary shares €0.01 per ordinary share (par value) to Elan upon completion of this offering as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and the recording of the related in process research and development expense of $46,605 and cash of $145,

•

the issuance of 472,898 ordinary shares for consideration of €0.01 per ordinary share (par value) to members of our management team upon completion of this offering as further described in “Executive Compensation—Employment Agreements” and the recording of the related compensation expense of $5,006,985 and cash of $6,386, and

•

the issuance of 741,416 ordinary shares for total consideration of €789,474 to Declan Ryan, a director, upon exercise of his option upon completion of this offering as further described in “Related Party Transactions—Transactions with Shareholders” and the recording of the incremental fair value adjustment of $3,090,288, and cash of $1,066,185 and a reduction in liability classified stock awards of $3,999,103; and

•

on a pro forma as adjusted basis to reflect the sale of 4,000,000 ADSs and ordinary shares in this offering, at an assumed offering price of $11.00 per ADS or €8.15 per ordinary share and after deducting the underwriting discount and estimated offering expenses.

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
Long term liabilities	$20,730,320	$—	$—
Convertible preference shares	1,079,207	—	—
Shareholders’ equity (deficit):
Ordinary shares and additional paid in capital	5,728,451	40,119,747	77,682,492
Accumulated other comprehensive loss	(1,113,768)	(1,113,768)	(1,113,768)
Deficit accumulated during the development stage	(21,560,625)	(29,704,503)	(29,704,503)

Total shareholders’ equity (deficit)	(16,945,942)	9,301,476	46,864,221

Total capitalization	$4,863,585	$9,301,476	$46,864,221

Assuming an offering price of $11.00 per ADS or €8.15 per ordinary share, the conversion of both the convertible loan stock and the preference shares results in the issuance of an additional 2,570,716 ordinary shares. Had these shares been outstanding for the entire six month period ended June 30, 2007, the weighted average shares used in the loss per ordinary share computation would increase from 7,001,794 to 9,572,510; and net loss would not be effected. Accordingly, the loss per ordinary share would decrease from $0.78 to $0.57 on both a basic and diluted basis.

The information above excludes:

•	275,021 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2006 at a weighted average exercise price of $0.14 per share; and

•	1,094,544 ordinary shares reserved for future issuance under the Merrion Pharmaceuticals plc Share Option Plan as of June 30, 2007.

*	The preference shareholder has the right to convert its preference shares to ordinary shares within sixty days of this offering. The shareholder has delivered a signed commitment to convert its preference shares into ordinary shares immediately prior to the completion of this offering.

DILUTION

Purchasers of our ADSs or ordinary shares in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of the ordinary shares underlying their ADSs or their ordinary shares. The pro forma net tangible book value of our ordinary shares as of June 30, 2007 was $9.3 million, or $0.84 per ordinary share. Pro forma net tangible book value per ordinary share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of ordinary shares outstanding, after giving effect to:

•	the conversion of all outstanding preference shares into an aggregate of 141,660 ordinary shares immediately prior to the completion of this offering;*

•

the conversion of all outstanding convertible notes with a carrying value of $20,096,392 (including deferred finance costs of $633,928) into an aggregate of 2,429,056 ordinary shares upon completion of this offering;

•

the issuance of an aggregate of 10,732 ordinary shares for consideration of €0.01 per ordinary share (par value) to Elan upon completion of this offering as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and the recording of the related in process research and development expense of $46,605 and cash of $145;

•

the issuance of 472,898 ordinary shares for consideration of €0.01 per ordinary share (par value) to members of our management team upon completion of this offering as further described in “Executive Compensation—Employment Agreements” and the recording of the related compensation expense of $5,006,985 and cash of $6,386; and

•

the issuance of 741,416 ordinary shares for total consideration of €789,474 to Declan Ryan, a director, upon exercise of his option upon completion of this offering as further described in “Related Party Transactions—Transactions with Shareholders” and the recording of the incremental fair value adjustment of $3,090,288 and cash of $1,066,185 and a reduction in liability classified stock awards of $3,999,103.

Dilution in pro forma net tangible book value per ordinary share represents the difference between the amount per ADS or ordinary share paid by investors in this offering and the pro forma net tangible book value per ordinary share underlying our ADSs and ordinary shares immediately after the offering. After giving effect to the sale of the 4,000,000 shares in the form of ADSs and ordinary shares in this offering, at an assumed initial public offering price of $11.00 per ADS or €8.15 per ordinary share, and after deducting the underwriting discount and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value of our ordinary shares would have been $46.9 million, or $3.12 per ordinary share. This represents an immediate increase in pro forma net tangible book value of $2.28 per ordinary share to existing shareholders and an immediate and substantial dilution of $7.88 per ordinary share to new investors. The following table illustrates this per ordinary share dilution:

Assumed offering price per ordinary share		$11.00
Net tangible book value per ordinary share as of June 30, 2007	$(2.34)
Increase in net tangible book value per ordinary share attributable to pro forma adjustments	3.18
Pro forma net tangible book value per ordinary share as of June 30, 2007	0.84
Increase in pro forma net tangible book value per ordinary share attributable to investors purchasing ordinary shares or ADSs in this offering	2.28

Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering		3.12

Dilution to investors in this offering		$7.88

*	The preference shareholder has the right to convert its preference shares to ordinary shares within sixty days of this offering. The shareholder has delivered a signed commitment to convert its preference shares into ordinary shares immediately prior to the completion of this offering.

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to $3.39 per ordinary share, representing an increase to existing holders of $2.55 per ordinary share, and there will be an immediate dilution of $7.61 per ordinary share to investors in this offering.

The following table summarizes, on a pro forma as adjusted basis, as of June 30, 2007:

•	the number of ordinary shares purchased from us;

•	the total cash consideration paid to us;

•	the average price per ordinary share paid by existing shareholders; and

•	the price per ordinary share paid by new investors, before deducting the underwriting discount and estimated offering expenses payable by us.

	Total Shares		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing shareholders	11,026,196	73.4%	$24,810,568	36.1%	$2.25
New investors	4,000,000	26.6%	44,000,000	63.9%	$11.00

Total	15,026,196	100.0%	$68,810,568	100.0%	$4.58

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will increase to 4,600,000, or approximately 29% of the total ordinary shares outstanding after this offering.

The information in the above tables excludes:

•	275,021 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2006 at a weighted average exercise price of $0.14 per ordinary share; and

•	1,094,544 ordinary shares reserved for future issuance under the Merrion Pharmaceuticals plc Share Option Plan as of June 30, 2007.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for Euros expressed in Euros per $1.00.

Average Exchange Rates (1)

Period	Average	High	Low	Period End
August 2007	0.7339	0.7462	0.7242	0.7331
July 2007	0.7285	0.7357	0.7230	0.7338
June 2007	0.7451	0.7522	0.7393	0.7440
May 2007	0.7398	0.7452	0.7344	0.7433
April 2007	0.7401	0.7483	0.7321	0.7477
March 2007	0.7909	0.7637	0.7477	0.7591
Calendar Year 2006	0.7967	0.8432	0.7504	0.7577
Calendar Year 2005	0.8046	0.8571	0.7421	0.8445
Calendar Year 2004	0.8049	0.8474	0.7339	0.7387
Calendar Year 2003	0.8850	0.9652	0.7938	0.7938
Calendar Year 2002	1.0612	1.1636	0.9537	0.9537

(1)	The average of the Noon Buying Rates during the relevant period.

SELECTED FINANCIAL DATA

You should read the selected financial information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the fiscal years ended March 31, 2005 and 2006, the nine month fiscal year ended December 31, 2006, and the period from inception (December 12, 2003) to December 31, 2006, and the balance sheet data as of March 31, 2006, and December 31, 2006, from our audited financial statements which are included in this prospectus. We have derived the statement of operations data for the six month periods ending June 30, 2006 and 2007, and the period from inception (December 12, 2003) to June, 30, 2007, and the balance sheet data as of June 30, 2007, from our unaudited financial statements, which are also included in this prospectus. The results of operations for the nine month period ended December 31, 2006, and the six month period ended June 30, 2007, are not necessarily indicative of the results that may be expected for any future period.

	Restated (1) Fiscal Year Ended March 31,		Nine month Fiscal Year Ended December 31, 2006	Period from Inception (December 12, 2003) through December 31, 2006	Six month period ended June 30,		Period from Inception (December 12, 2003) through June 30, 2007 Unaudited
	2005	2006			2006 Unaudited	2007 Unaudited
Statements of operations data:
Gross revenues	$—	$140,467	$491,391	$631,858	$140,536	$17,929	$649,787
Operating expenses:
Direct costs	—	68,759	70,518	139,277	68,792	—	139,277
Research and development	481,068	2,058,851	2,444,719	5,001,551	1,216,002	1,824,434	6,825,985
In process research and development	70,831	22,325	20,698	2,583,634	—	—	2,583,634
Depreciation and amortization	27,433	50,834	66,851	145,118	33,925	63,677	208,795
Selling, general and administrative	1,986,261	1,029,170	1,641,185	5,441,686	687,091	844,512	6,286,198

Total operating expenses	2,565,593	3,229,939	4,243,971	13,311,266	2,005,810	2,732,623	16,043,889

Loss from operations	(2,565,593)	(3,089,472)	(3,752,580)	(12,679,408)	(1,865,274)	(2,714,694)	(15,394,102)
Interest and other income	2,683	165	23,056	25,904	—	131,135	157,039
Interest and other expense	(700)	(171,495)	(3,316,087)	(3,488,282)	(341,064)	(2,835,989)	(6,324,271)
Income tax benefit/(expense)	670	39	—	709	—	—	709

Net loss	$(2,562,940)	$(3,260,763)	(7,045,611)	$(16,141,077)	$(2,206,338)	$(5,419,548)	$(21,560,625)

Net loss per ordinary share—basic and diluted(2)	$(0.48)	$(0.49)	$(1.02)	$(2.66)	$(0.33)	$(0.78)	$(3.46)
Shares used in computing basic and diluted net loss per ordinary share	5,349,243	6,673,786	6,954,252	6,092,619	6,786,779	7,001,794	6,248,087

(1)

The years ended March 31, 2005 and 2006, have been restated as fully described in the “Explanatory Note” immediately preceding the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 2(a) and 2(b) to our financial statements.

(2)	See Note 2(q) to our financial statements for a full description of the calculation of net loss per ordinary share.

	As of March 31,	As of December 31,	As of June 30,
	2006	2006	2007
Balance sheet data:
Cash and cash equivalents	$190,356	$11,809,262	$7,054,891
Working capital (deficit)	$(2,205,697)	$8,612,125	$3,927,406
Total assets	$655,408	$14,675,384	$11,076,462
Long term liabilities	$973,452	$19,809,986	$20,730,320
Convertible preference shares	$913,296	$1,038,685	$1,079,207
Total shareholders’ deficit	$(3,880,305)	$(11,244,438)	$(16,945,942)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. The following discussion should be read together with our financial statements and related notes thereto included elsewhere in this prospectus.

Explanatory Note

Earnings per share for the fiscal years ended March 31, 2006 and 2005 have been restated to subtract out unvested and contingently returnable issued and issuable restricted shares included in the basic earnings per share calculation.

We issued convertible, redeemable preference shares on November 23, 2004. There are three mutually exclusive settlement options detailed in the subscription agreement: ‘Redemption Feature’, ‘Conversion Feature’ and ‘Change of Control Feature’. Initially, we determined that the ‘conversion feature’ qualified as an embedded derivative under SFAS 133 and that it met requirements of paragraph 6c of SFAS 133 since the conversion feature was probable of being executed at the initial public offering (IPO) and the ordinary shares received by the holder upon conversion at the IPO date would be registered shares that were readily convertible to cash. Based on this conclusion and further analysis, the embedded derivative was bifurcated and valued separately. Prior to the issuance of our financial statements for the nine month period ended December 31, 2006 the accounting treatment was reconsidered and we concluded that the separate financial instrument would not meet the characteristics of paragraph 6c of SFAS 133 and thus would not be considered a derivative. Since we were not a public company at the time of issuance of the preference shares, we concluded that the ordinary shares into which the preference shares would convert cannot be considered readily convertible to cash and thus the separate financial instrument would not have a net settlement provision. The financial statements for March 31, 2006 and 2005 have been restated to reflect this revised accounting as described in Note 2b to the financial statements.

Overview

We are a specialty pharmaceutical company engaged in the development of improved oral dosage forms of drugs that are poorly absorbed. These include injectable drugs, certain existing oral drugs and large molecule drug candidates. We believe that our drug delivery technologies can improve absorption and enhance the efficacy and convenience of many of these drugs. We hold 35 issued and in-process U.S. patents for the delivery of a variety of drugs and biologics, including our GIPET and GIRES drug delivery platforms. We are considered a development stage company as to date we have devoted substantially all of our efforts to establishing a new business, and although planned operations have commenced, they have not yet generated significant revenues.

Our predecessor company, Merrion Pharmaceuticals, Inc. (formerly known as Adaptiv, Inc.), was incorporated in Delaware in December 2003 in connection with the purchase and license of several oral drug delivery technologies, including a large intellectual property portfolio, from Elan. This portfolio included the GIPET and GIRES delivery technologies, as well as a pipeline of future products and technologies relating to oral vaccine delivery and targeting ligands. The acquired technologies were under development at the Elan Biotechnology Research Centre at Trinity College in Dublin. Prior to the transaction, Elan had invested seven years in the development of these oral drug delivery technologies, including the completion of 20 human trials. Following the acquisition and license of these assets from Elan, we commenced operations in April 2004 with the hiring of our management team.

The consideration for the purchase and license of intellectual property from Elan consisted of $2.5 million in cash and an obligation to pay Elan royalties of 10% less applicable costs in connection with revenue attributable to the patents purchased or licensed under the agreement. In addition, the purchase contract granted Elan a right to receive 5% of our fully diluted issued and outstanding ordinary shares until such time as we raise $8.0 million in equity fundraisings. As of September 15, 2007, we have issued 389,913 ordinary shares to Elan in partial satisfaction of this right. The funds we received in our equity fundraisings to date have not exceeded $8.0 million in the aggregate. Elan will become entitled to additional ordinary shares to maintain its 5% ownership through the first $8.0 million in aggregate equity fundraisings upon the conversion to ordinary shares of the convertible preference shares and convertible loan stock, which will take place upon completion of this offering. Upon the closing of this offering, assuming an initial public offering price of $11.00 per ADS, Elan will become entitled to an additional 10,732 ADSs at par in full satisfaction of its right to receive 5% of our fully diluted issued and outstanding ordinary shares.

In April 2006, Merrion Pharmaceuticals Limited was incorporated in Ireland. The entire issued share capital of the predecessor company, Merrion Pharmaceuticals Inc., which was dissolved, was transferred to Merrion Pharmaceuticals Limited. To allow us to become a public company under Irish law, we incorporated Merrion Pharmaceuticals plc which became our new parent company on September 7, 2007. Our shareholders’ previous holdings in Merrion Pharmaceuticals Limited have been converted into equivalent holdings in Merrion Pharmaceuticals plc. At the same time, we renamed Merrion Pharmaceuticals Limited to Merrion Pharmaceuticals Holdings Limited.

Since April 2004, we have engaged in research and development activities relating to our drug delivery technologies, developed a portfolio of internal development projects, re-commissioned the laboratories, conducted clinical trials, hired key scientific staff, filed five new patent applications and obtained a license for our GMP manufacturing facility from the Irish Medicines Board. In addition, we have signed six research agreements for applications of our delivery technologies to products from leading pharmaceutical companies, four of which are currently active.

We are at an early stage of development and have no product sales to date. We have incurred negative cash flow from operations each year since our inception and we anticipate incurring negative cash flows from operating activities for the foreseeable future. We have funded our activities to date primarily through the proceeds from placements of debt and equity securities. We have spent, and plan to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials and the establishment of manufacturing capabilities. We expect that our operating losses will continue to increase for at least the next several years as we expand and advance our product development programs. Our ongoing and future clinical trials will be lengthy and expensive. Even if these trials show that our drug candidates are effective in treating certain indications, there is no guarantee that we will ever be able to record commercial sales of any of our product candidates.

Our revenues currently consist of development fees received under service agreements. We hope to progress our current research agreements to full license or development agreements, which may generate revenues in the form of license fees, certain additional payments contingent upon achievement of regulatory and/or commercial milestones, and royalties on sales of collaborative products. We expect to enter into additional research agreements in the future. In the longer term, we also expect to generate revenues directly from sales of any internally developed products that receive regulatory approval.

In the course of our business, we in-license technologies and products from other companies. Generally, we will be required to pay royalties in connection with these licenses. Under our purchase agreement with Elan we are required to pay royalties of 10% less applicable costs in connection with revenue attributable to the patents purchased or licensed under the agreement.

Our research and development costs consist primarily of expenses relating to the maintenance of our patent portfolio, salaries and related personnel costs, fees paid to third parties for clinical and laboratory testing, and facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates. We expense our research and development costs as they are incurred. Going forward, we expect our research and development activities to expand from laboratory activities to include the management of clinical trials and manufacturing arrangements. We have 21 employees, 16 of whom are engaged in research and development and technical functions. We expect to increase our research and development staff in the United States in the areas of clinical trial management and regulatory affairs and in Ireland in the areas of formulation and analytical science as we expand and advance our product development programs. We expect our research and development costs to increase significantly in 2007 due to expected research and development expenditures associated with the continued clinical development of MER 101, MER 102 and MER 104. We intend to license MER 103 and expect further clinical development costs of MER 103 to be covered by the licensee.

Our selling, general and administrative expenses consist primarily of salaries, facilities expenses and professional fees. We anticipate our selling, general and administrative expenses will increase upon the completion of this offering as a result of additional legal, accounting and corporate governance expenses relating to being a public company.

Our Operations Plan and Funding Requirements

Our development strategy involves committing substantially all of our resources to developing our internal product candidates. Information with respect to these programs is set forth in the table below:

Program	Stage of Development	Estimated Start Date	Estimated Cost
MER 101	Phase IIb	3Q07	$690,000
	Phase III	2009	$10.2 million

MER 104	Phase I	*	$250,000
	Phase II	2008	$1.1 million
	Phase III	2009	$14.0 million

MER 102	Phase II	2008	$1.2 million

*	Commenced in May 2007

The estimated start dates above are based on current information and are subject to change. We cannot predict with accuracy when our product candidates will enter future stages of clinical development. We anticipate that MER 101 will enter Phase III development in 2009. We anticipate that MER 104 will enter Phase II development not earlier than 2008, and will enter Phase III development in 2009. We cannot determine the start date for the MER 102 Phase II development program because we have not yet finalized a supply agreement for the fondaparinux which we will need for our future clinical trials; however, we anticipate that MER 102 will enter Phase II development not earlier than 2008.

In addition to the costs directly attributable to our clinical trials outlined in the table above, we expect to incur additional expenses in support of these programs of approximately $5.8 million, including costs incurred by us for preclinical pharmacology and toxicology studies, commercial scale-up validation, and in support of NDA filings. We also expect to incur estimated general and administrative expenses of approximately $8.0 million per year for salaries, business development and operational costs, such as office lease, overhead, insurance, information technology, accounting, filing and maintenance of patents, regulatory affairs and professional fees.

In addition, we intend during the next three years to spend approximately $800,000 per year for our preclinical testing and other research and development activities for future product candidates, unless sufficient additional financing is made available to more aggressively pursue these earlier-stage programs.

The total anticipated direct costs for all our current planned clinical development programs is approximately $35 million. We anticipate that our collaborators will incur additional clinical development costs in order to commercialize these product candidates.

The proceeds from this offering will be insufficient to fund all of these clinical programs. We intend to use the proceeds from this offering to fund the completion of clinical development of MER 101, the completion of Phase II development of MER 104, and the completion of our planned clinical development of MER 102. We expect to use a portion of the proceeds from this offering to fund the Phase III development of MER 104, but the proceeds from this offering will be insufficient to complete such development. We do not currently intend to develop MER 102 or MER 103 to the point of NDA, but plan to enter into licensing agreements for the Phase III clinical development and commercialization of these products.

Our anticipated costs described above are estimates based upon our proposed operations plan to fund the indicated clinical research and development program through NDA submission or entry into a licensing agreement. Actual costs are likely to vary, and could vary materially, from these estimates. Our estimates of the projected costs for our clinical trials are based upon the experience of our management, discussions and quotations received from third-party contract research organizations and other data and information. In many cases, these estimates are based on assumptions regarding future events and outcomes that are outside of our control. Similarly, the anticipated timelines set forth in the table above are based on assumptions about funding, costs and other events incorporating elements that are outside of our control. For example:

•

Our product candidates may require more extensive preclinical or clinical testing or our clinical trials could take longer to complete than we currently expect. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and has an uncertain outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to commercialize our product candidates.

•

The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Our collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations.

•

Upon commencing Phase III clinical trials for one or more of our product candidates, we will rely on third parties such as contract research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties to conduct clinical trials reduces our control over these activities.

•

Our third-party suppliers may not carry out their contractual obligations or meet our deadlines. In addition, the API they supply to us may not meet our specifications and quality policies and procedures. Any failure to supply our needs or delays caused by such suppliers would have an adverse affect on our ability to continue clinical development and testing of our product candidates or commercialize any future products.

Based on our current operating plans, we expect our existing resources following the completion of this offering to be sufficient to fund our planned operations for at least 24 months from the date of this prospectus. We expect to fund our operations beyond that period through revenues from future development and license agreements, which may include up-front license fees, research payments for ongoing research and development, payments associated with achieving development and regulatory milestones, and royalties to be paid based on specified percentages of net product sales, if any; and revenues from direct product sales. However, there can be no assurance that we will be able to generate revenues on the timeline we have predicted, or at all. If we are unable to enter into collaborations or generate revenues to fund our operations, we will need to fund our operations through debt or equity financings. Even if we are successful in generating revenues, we may need to obtain additional funds if our research and development expenses exceed our current expectations, including the need for additional clinical trials which represents our largest anticipated expense in the near term, or if our collaboration revenues are less than our current expectations.

From inception (December 12, 2003) to June 30, 2007, the period covered by the selected financial data contained in this prospectus, we incurred total costs of approximately $6.8 million in connection with our research and development programs. Of this total, an estimated $134,000 was attributable to the development of MER 103; $447,000 to the development of MER 101; and $164,000 to the development of MER 104. The remaining $6.1 million can be attributed to internal clinical development costs for our product candidates that are not directly allocated to MER 103, MER 101 and MER 104. We use our employee and infrastructure resources across multiple research projects, including our drug development programs. We do not allocate our employee and infrastructure costs on a project-by-project basis. For the six month period ended June 30, 2007, other expenses consisted primarily of personnel costs of $866,000, patent portfolio costs of $266,000 and R&D general trial costs and consumables and overhead costs of $712,000.

	Program
Period	MER 101	MER 103	MER 104	Other	Total
Inception through March 31, 2004	—	—	—	$16,913	$16,913
Year ended March 31, 2005	$22,443	—	—	$458,625	$481,068
Year ended March 31, 2006	$184,946	$1,880	—	$1,872,025	$2,058,851
9 months ended December 31, 2006	$183,193	$126,784	$128,769	$2,005,973	$2,444,719
6 months ended June 30, 2007	$56,684	$5,173	$35,483	$1,727,094	$1,824,434

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Revenue Recognition

We currently earn revenue by performing research studies for other pharmaceutical companies. We recognize fee-for-service revenue as we perform the related research services. The difference between the amount of revenue recognized and the amount billed on a particular contract is included in the balance sheet as accrued income. Normally, amounts become billable upon the achievement of certain specified conditions, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognized over the period in which the specified contracted obligations are fulfilled. Amounts included in accrued income are expected to be collected within one year and are included within current assets. Advanced billings to customers for which revenue has not been recognized, are recognized as deferred income within current liabilities. The revenues from these research agreements are unpredictable, highly variable from quarter to quarter, and dependent on a small number of pharmaceutical companies. We do not anticipate that this type of revenue will increase significantly over time, nor do we believe it should be viewed as an indication of future performance.

Going forward, we plan to enter into development and license agreements with pharmaceutical companies for internally developed compounds, or potentially for products which were developed out of research agreements such as those currently in place. We expect that the revenues from future development and license agreements will be significantly higher than the revenues we currently derive from our research agreements. We also anticipate developing and commercializing products on our own, which will generate revenue from product sales. We expect that future development and license agreements will contain some or all of the following elements: non-refundable, up-front license fees; research payments for ongoing research and development; payments associated with achieving development and regulatory and product sales milestones, and royalties to be paid based on specified percentages of net product sales, if any. Since we have not entered into any such development and license agreements we cannot determine at this time the revenue recognition policies that may be associated with this type of agreement. We expect to consider a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a separate earnings process associated with a particular element of an agreement. As of December 31, 2006, we had not received payments or recognized revenues for milestones, royalties or product sales.

Research and Development Expenses

Research and development expenses consist of costs associated with both fee-for-service and internal research activities, as well as costs associated with conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings. Research and development expenses are comprised of: external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites, where a substantial portion of our preclinical studies and all of our clinical trials are conducted, and third-party manufacturing organizations, where a substantial portion of our clinical supplies are produced; employee-related expenses, which include salaries and benefits; and facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of equipment, and laboratory and other supplies and fees related to maintaining and prosecuting our patent portfolio. We use our employee and infrastructure resources across multiple research projects, including our drug development programs. We do not allocate our employee and infrastructure costs on a project-by-project basis.

The largest component of our total operating expenses is our ongoing investments in our research and development activities, including the clinical development of our product candidate pipeline. Following this offering, we expect that our future expenses related to research and preclinical activities will increase significantly. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. We consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each product candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the product candidate, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Furthermore, our strategy includes entering into additional collaborations with third parties to participate in the development and commercialization of at least some of our product candidates. In situations in which third parties have control over the preclinical development or clinical trial process for a product candidate, the estimated completion date is largely under the control of that third party and not under our control. We cannot forecast with any degree of certainty which of our product candidates, if any, will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements.

As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates.

In-Process Research and Development

On February 16, 2004, we acquired four platform drug delivery technologies and certain equipment used solely in the research and development of those technologies from Elan. The purchase consideration consisted of $2.5 million in cash, together with a right entitling Elan to 5% of our issued ordinary shares. The purchase contract prevents Elan’s percentage from falling below 5% of our fully diluted issued and outstanding ordinary shares until such time as we have raised $8.0 million in aggregate equity fundraisings. This transaction was an asset purchase and as a result has been recorded at cost.

Technological feasibility of the acquired drug delivery technologies was not established at the acquired date. There was no alternative future use and these technologies were not considered complete. Accordingly, cost of the assets was immediately expensed in the Consolidated Statement of Operations on the date acquired in accordance with the Financial Accounting Standards Board, or FASB, Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

The fair value of ordinary shares to be issued is accounted for as additional consideration and expensed as in-process research and development when it is due. Shares due to be issued as a result of the agreement included 228,833 shares at acquisition date (5% of our then outstanding shares), and an additional 127,427, 35,899 and 4,236 shares in the fiscal years ending March 31, 2005 and 2006, and the nine months ended December 31, 2006, respectively, for a total of 396,395 shares. During the fiscal years ended March 31, 2005 and 2006 and December 31, 2006, we recorded the value of the additional shares due of $70,831, $22,325 and $20,698 as in-process research and development expense. The value to be recorded as additional consideration was determined by reference to our enterprise value as calculated by us at each point in time. Such amounts have been included as shares to be issued in the Consolidated Statement of Shareholders’ Deficit and Comprehensive Loss. Of the 396,395 ordinary shares due to Elan, we issued 389,913 ordinary shares on July 20, 2006.

Stock-Based Compensation

In December 2004, FASB issued Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock Compensation, and supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R establishes accounting for stock-based awards exchanged for employee services and clarifies and expands SFAS No. 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. Additionally, SFAS No. 123R amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflow rather than as reduction of taxes paid. In March 2005, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin 107, which provides the Staff’s views regarding interactions between SFAS No. 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies.

We adopted SFAS No. 123R using the modified prospective method of transition on April 1, 2006. Prior to April 1, 2006, we accounted for share-based payments to employees using the fair value method of accounting for stock-based compensation as prescribed by SFAS No. 123. The adoption of the fair value method under SFAS No. 123R did not have a material impact on our results of operations or cash flows.

SFAS No. 123R allows the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. Both the expected stock price volatility and the expected life assumptions were determined using data obtained from similar entities, taking into consideration factors such as industry, stage of life cycle, size and financial leverage.

As there has been no public market for our ordinary shares prior to this offering, we have determined the volatility assumption for our ordinary shares based on an analysis of reported data for a peer group of companies with sufficient trading history. The expected volatility of options granted has been determined using an average of the historical volatilities of this peer group of companies for a period equal to the expected term of the option.

The expected volatility for options granted was 50% and the expected term of stock options granted was 66% of the remaining term of the option for employees, and the contractual term of the option for non-employees. We applied a weighted-average risk free interest rate ranging from 4.1% to 4.4%. We have not paid and do not anticipate paying cash dividends on our ordinary shares; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the period. We applied a forfeiture rate of 0% in determining the expense recorded in our Consolidated Statement of Operations on the basis that there have been no forfeitures to date and of the small population involved.

The fair value of our ordinary shares for options and other share-based payments granted has historically been estimated based upon several factors, including our financial condition, our operating expenses, and an analysis of the possible sources and costs of raising additional capital. In connection with the initiation of the public offering process, we retrospectively reassessed the estimated fair value of our ordinary shares as of the dates of the issuance of equity instruments relating to options and other share based payments issued in the periods ended March 31, 2006 and December 31, 2006. In reassessing the fair value of our ordinary shares, we considered numerous objective and subjective factors, including the pricing of private sales of our convertible loan stock, the comparative rights and preferences of our ordinary shares, our preferred shares and our convertible loan stock, the progression of our product development efforts, significant changes, events and milestones in our business development and the likelihood of an initial public offering.

Determining the fair value of our ordinary shares requires making complex and subjective judgments, particularly in the early stage of our development when technical, financing, operating and forecasting risks were greater. We used a number of methods to estimate the value of the equity at each date on which options or other share based payments were made. In determining the reassessed fair value of our ordinary shares in November 2006 we relied on the probability-weighted expected return method to estimate the value of our ordinary shares based upon an analysis of the future enterprise value of the company assuming various future outcomes, such as a liquidation event or an initial public offering, and taking into account recent significant events or milestones we achieved. The enterprise value of the company was obtained using an income approach supported by a market approach using market data on similar IPOs and transactions and empirical data supporting IPOs of other companies at similar stages in life sciences and in general. In determining the reassessed fair value of our ordinary shares, for periods prior to November 2006, we relied upon the precedent transaction approach supported by reference to the income approach. The precedent transaction approach was based on the investment made in Merrion Pharmaceuticals in November 2004, the value of equity raised subsequently, and adjustments to reflect our operating performance and financial position. This price was derived from a transaction on an arm’s length basis with an independent third party, Elan, and subsequent cash raised, and was believed to be the most reliable estimate of fair value, given our significant technical, financial, forecast and operating uncertainties and the limited development milestones achieved during that period. The income approach involved applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and profits. Our revenue forecasts are based on expected market annual growth rates from independent market research companies, market share forecasts, and expected royalty rates for our products from third parties. We assume that our market share for our products will increase from 9% to 16% within five years of their introduction. There is inherent risk in these estimates. The risk associated with achieving our forecasts was assessed in selecting the discount rate of 45%. This discount rate reflected our perceived technical, financial, forecast and operating risks, and venture capital rates of return for early stage investments. If different discount rates had been used, the valuations would have been different. Issuance of the convertible redeemable preference shares and the convertible loan stock did not provide a basis on which to value the ordinary shares as neither of these instruments were convertible into a fixed percentage of our outstanding share capital. Therefore, holders of these instruments did not directly participate in increases in the value of our ordinary shares.

In determining the reassessed fair value of our ordinary shares, we have retrospectively established $0.62 as the fair value, for accounting purposes, of our ordinary shares for all equity compensation arrangements awarded in December 2005. From December 2005 to March 2006, we signed an option to license acyline, the API in

MER 104, from the Salk Institute, entered into two research agreements, obtained positive preclinical results under a third research agreement, hired an experienced CFO and significantly increased scientific staff, and filed two additional patents to protect our intellectual property.

In April 2006, we completed a convertible loan stock fundraising for $7.0 million (€6.0 million). We established $0.74 as the fair value of our ordinary shares as of April 2006 and have applied, for accounting purposes, this fair value to all of our equity compensation arrangements awarded in April 2006. From April 2006 to November 2006, we filed an IND for MER 101, initiated, completed and obtained results from clinical trials for MER 101 and MER 103, exercised the option to enter into the Salk Institute license agreement for acyline based on positive preclinical results, obtained positive preclinical results under two research agreements, and filed two additional patents to protect our intellectual property.

In November 2006, we completed a further convertible loan stock fundraising for $10.5 million (€8.0 million). We established $5.06 as the fair value of our ordinary shares as of November 2006 and have applied, for accounting purposes, this fair value to all of our equity compensation arrangements awarded from October to November 2006. We arrived at the $5.06 per share valuation by estimating the value, timing, probability and projected number of shares outstanding at the time of exit for a number of different future exit scenarios. In arriving at our estimate of the fair value of the company at each exit scenario, we considered income and market approaches including discussions with our underwriters on likely future pricing, the pricing of other biotechnology and pharmaceutical companies at the time of an initial public offering and discounted cashflow techniques. We then determined the final company valuation by calculating a probability-weighted average of the present value of the payouts under each of the various exit scenarios, which produced a valuation of $5.06 per share.

In connection with the preparation of our financial statements for the six month period ended June 30, 2007, we established a fair value of our ordinary shares of $8.59 per share using the probability weighted Expected Return Method set out in the AICPA practice aid. This valuation was used to determine the fair value of an outstanding option. The difference in the fair value of our shares as of November 2006, $5.06 per share, and the fair value as at June 2007, $8.59 per share, is a result of the following: we developed a strategy for regulatory approval and designed the phase II protocol for MER 101, entered into a license agreement with the Salk Institute for Acyline, developed an oral formulation and initiated clinical trials for MER 104, initiated business development activities relating to the licensing of MER 103, secured a supply of fondaparinux so that we can commence preclinical trials for MER 102, entered into two new research agreements with Novo Nordisk, identified a new candidate compound for our in-house development portfolio, filed two additional patents to protect our intellectual property and reached an agreement with the European Patent Office on the claims language for an allowance of a critical GIPET I patent.

The difference in the fair value of our ordinary shares as of June 2007, $8.59 per share, and the assumed public offering price of $11.00 per share, is a result of three factors. First, in establishing the fair value of our ordinary shares we considered alternative exit scenarios consistent with the probability weighted Expected Return Method in the event that our preparations for a public offering were unsuccessful or delayed. Second, the June 2007 valuation discounted our expected future value to take into account the time value of money to arrive at present value at the valuation date. Third, we applied a 5% lack of marketability discount to our June 2007 valuation.

In making our retrospective reassessment of fair value for accounting purposes, the following factors were considered, among others: the history and nature of our business, our financial condition and book value, our historical revenues and earnings, economic and competitive elements affecting us, our industry and our target markets, our projected operating results, our capacity to pay dividends, and a comparative analysis of our financial condition and operating results with those of publicly owned companies engaged in similar lines of business.

As more fully described in Note 9 to our financial statements, in the periods ended March 31, 2006 and December 31, 2006 we granted the following stock options:

Date of grant	No of options	Exercise price
April 30, 2005	842	$0.368
May 31, 2005	8,005	$0.368
July 31, 2005	842	$0.368
October 30, 2005	1,655	$0.368
November 30, 2005	1,114	$0.368
December 1, 2005	63,441	$0.368
December 14, 2005	101,333	$0.0002
April 7, 2006	126,156	€0.023
April 30, 2006	1,669	$0.368
May 31, 2006	697	$0.368
October 5, 2006	66,087	$0.023
November 30, 2006	690	$0.368

Option granted to a shareholder

As outlined in our financial statements, during the year ended March 31, 2006, we obtained a bank loan of $1,229,000 (€1,000,000), which was guaranteed by a shareholder. In return for guaranteeing the loan, the shareholder received a security interest in all of our assets and an option to acquire a 5% interest in our ordinary shares. The fair value of the option as of the date it was issued calculated in accordance with EITF 96-18 is $18,437. $10,294 of this amount was charged to interest expense in the Consolidated Statement of Operations in the year ended March 31, 2006. The rest of the option compensation charge was included within current assets as a deferred finance cost at March 31, 2006, and has been recognized as an interest expense in the period to December 31, 2006 (over the remaining life of the loan). As issued, the option was exercisable from the date on which the loan was received (December 15, 2005) until 65 days after a minimum fundraising of $7,500,000.

The loan was repaid in full on June 26, 2006. As a result, the performance commitment associated with the option was satisfied and we were required to re-evaluate the accounting for the option. We determined that the option should be reclassified as a liability award at fair value, as the option is for a 5% interest in our ordinary shares on a fully diluted basis, with the number of ordinary shares to be issued being determined when the option is exercised. We reclassified $18,437 to additional paid in capital in the Consolidated Statement of Shareholders Deficit and Comprehensive Loss, to record the option as a liability classified award at fair value on June 26, 2006. We calculated the fair value of the award as of June 26, 2006 using the Black Scholes model presuming a market value for our ordinary shares of $0.74 per share. This market value was determined by reference to a retrospective valuation of our enterprise value at that date.

The option was modified on November 26, 2006 to extend the exercise period of the option from 65 days to 365 days after the minimum fundraising of $7,500,000. We marked the option to fair value at December 31, 2006, using the Black Scholes model, and we recorded the resulting expense of $2,281,563 as interest and other expense in the Consolidated Statement of Operations for the nine month period ended December 31, 2006. We calculated the fair value of the award at December 31, 2006 using the Black Scholes model presuming market value of our ordinary shares of $5.06 per share. This market value was determined by reference to a retrospective valuation of our enterprise value at that date. We marked the option to fair value at June 30, 2007, using the Black Scholes model, and we recorded the resulting expense of $1,641,164 as interest and other expense in the Consolidated Statement of Operations for the unaudited six month period ended June 30, 2007. We calculated the fair value of the award at June 30, 2007 using the Black Scholes presuming a market value of our ordinary shares of $8.59 per share. This market value was determined by reference to a retrospective valuation of our enterprise value at that date.

Assuming an offering price of $11 per ADS, we will issue 741,416 ordinary shares to the shareholder for consideration of $1,066,185 (€ 789,474) when he exercises this option. As a result, we will record an incremental fair value adjustment of $3,090,288 and will write off $3,999,103 at June 30, 2007 in liability classified stock awards to additional paid in capital.

Contingent Beneficial Conversion Features

We determined that because the conversion price for the shares to be issued upon conversion of our outstanding preference shares and loan stock is based on the fair value of the shares at the date of conversion, the contingent conversion features are contingent beneficial conversion features. However, since the preference shares and loan stock each become convertible only upon the occurrence of a future event outside the control of the holders and contain conversion terms that change upon the occurrence of future events, the contingent beneficial conversion features cannot be measured at their respective dates of issuance and should not be recognized until the contingency is resolved. The convertible loan stock automatically converts to ordinary shares upon the closing of this offering, and the preference shareholder delivered a signed commitment to convert its shares immediately prior to the closing of this offering. Assuming an offering price of $11.00 per ADS or €8.15 per ordinary share, we expect to issue 141,660 ordinary shares to the holders of convertible preference shares and 2,429,056 ordinary shares to holders of the convertible loan stock. Had these shares been outstanding for the entire six month period ended June 30, 2007, the weighted average shares used in the net loss per ordinary share computation would increase from 7,001,794 to 9,572,510; and net loss would not be effected. Accordingly, the net loss per ordinary share would decrease from $0.78 to $0.57 on both a basic and diluted basis.

Result of Operation

Comparison of Six-Month Periods Ended June 30, 2006 and 2007

Revenues and Cost of Revenues. Revenues relate to development fees under research agreements. Total revenues were $18,000 for the six months ended June 30, 2007 compared to revenues of $141,000 in the six-month period ended June 30, 2006. In the six months ended June 2007, we negotiated the specifics of the next phases of work under these agreements and commenced the next phases but only recognized $18,000 in the period.

Our cost of revenues or direct costs consists of direct third-party expenditures and salaries related to our development fees recognized in the period. We had no direct costs associated with our revenues generated in the six months ended June 30, 2007 compared to $69,000 in the six-month period ended June 30, 2006.

Research and Development Expenses. Research and development, or R&D, expenses are comprised of salaries, overhead and consumables, patent costs, clinical trial costs and stock-based compensation expense. R&D expenses increased by 44% to $1.8 million for the six months ended June 30, 2007, as compared to $1.2 million for the comparable period in the prior year. The increase was due primarily to increases in salaries and overhead and consumables. Overhead and consumables increased to $598,000 in the six months ended June 30, 2007 from $357,000 in the comparable period in the prior year as a result of increased research and development activity, an increase in expenses associated with joint university research programs amounting to $80,000 in the period and a license payment to the Salk Institute of $81,000 for MER 104. Salaries increased to $788,000 in the six months ended June 30, 2007 from $440,000 in the comparable period the prior year as a result of hiring additional laboratory employees to do formulation development and testing for preclinical and clinical trials.

Selling, General and Administrative Expenses. Selling, general and administrative, or SG&A, expenses are comprised of salaries, professional fees, office overhead, stock-based compensation expense, and other support costs. SG&A expenses increased by 26% to $845,000 for the six months ended June 30, 2007, as compared with $687,000 in the comparable period the prior year. The increase was primarily due to increased professional fees and stock compensation expense. Professional fees increased to $265,000 in the six months ended June 30, 2007 from $181,000 in the comparable period the year prior due to increased audit, accounting, and tax consulting costs. Stock compensation expense increased to $86,000 in the six months ended June 30, 2007 from $27,000 in the comparable period.

Depreciation and Amortization Expenses. Depreciation and amortization, or D&A, expenses increased 88% to $64,000 in the six months ended June 30, 2007, as compared to $34,000 in the comparable period the prior year. The increase was primarily due to increased fixed asset purchases associated with setting up our laboratory and manufacturing facilities.

Interest and Other Expense. Our interest expense in the six months ended June 30, 2007, was $2,836,000 compared to $341,000 in the comparable period the prior year. The increase was a result of (i) the addition interest expense associated with the April 2006 and November 2006 convertible loan stock issue, which amounted to $1.2 million for the six months ended June 30, 2007, compared with $0.2 million in the comparable period in the previous year; and (ii) the fair value adjustment on the option granted to a shareholder in connection with a loan guarantee. In December, 2005, we obtained a bank loan of $1,229,000 (€1.0 million). The loan was guaranteed by a shareholder. In return for guaranteeing the loan, the shareholder was granted a first fixed and floating charge over all our assets together with an option to acquire a 5% interest in our ordinary shares. The loan was repaid on June 26, 2006. We determined that the vested option fell to be liability classified on that date and subsequently marked to fair value through the income statement. A charge of $1,641,000 was recorded in respect of the change in fair value in the six month period ended June 30, 2007. In connection with the November 2006 convertible loan stock issuance, we extended the exercise period of the option granted to the shareholder from 65 days to 365 days. This option now expires on November 22, 2007.

Net Loss. Our net loss for the six months ended June 30, 2007 was $5.4 million, an increase of 145% over the $2.2 million loss for the comparable period in 2006. The increased net loss resulted primarily from the increase in research and development expenses and interest expense as well as the increase in selling, general and administrative offset by interest income.

Comparison of Nine-Month Period Ended December 31, 2006 and the year ended March 31, 2006

Revenues and Cost of Revenues. Revenues relate to development fees under research agreements. Revenues for the year ended December 31, 2006 were $491,000. We entered into our first research agreement in June 2005 and only recognized revenue from one research agreement in the year ended March 31, 2006. The current period reflects revenues recognized from four research agreements. The revenues from these research agreements are unpredictable, highly variable from quarter to quarter, and dependent on a small number of pharmaceutical companies. We do not anticipate that this type of revenue will increase significantly over time, nor do we believe it should be viewed as an indication of future performance.

Our cost of revenues or direct costs consists of direct third-party expenditures and salaries related to our development fees recognized in the period. We had $71,000 of direct costs associated with our revenues generated in the nine months ended December 31, 2006.

Research and Development Expenses. R&D expenses increased by 14% to $2.4 million for the nine months ended December 31, 2006, as compared to $2.1 million for the year ended March 31, 2006. The increase was due primarily to increases in clinical trial costs and salaries. Clinical trial costs increased to $278,000 in the nine months ended December 31, 2006, compared to $156,000 in the year ended March 31, 2006, as a result of increased spending on the MER 101 Phase IIa clinical trial and the MER 103 Phase II clinical pharmacokinetic study. Salaries increased to $960,000 in the nine months ended December 31, 2006, from $694,000 in the year ended March 31, 2006, as a result of hiring additional laboratory employees to do formulation development and testing for preclinical and clinical trials.

Selling, General and Administrative Expenses. SG&A expenses increased by 50% to $1.6 million for the nine months ended December 31, 2006, as compared with $1.0 million in the year ended March 31, 2006. The increase was primarily due to increased professional fees, salaries and business development expenses. Professional fees increased to $334,000 in the nine months ended December 31, 2006, from $174,000 in the year ended March 31, 2006, due to increased audit, accounting, and tax consulting costs. Salaries increased to $720,000 in the nine months ended December 31, 2006, from $493,000 in the year ended March 31, 2006, as a result of hiring additional administrative staff. Business development expenses increased to $239,000 in the nine months ended December 31, 2006, from $91,000 in the year ended March 31, 2006, due to increased business development activity.

Depreciation and Amortization Expenses. D&A expenses increased to $67,000 in the nine months ended December 31, 2006, as compared to $51,000 in the year ended March 31, 2006. The increase was primarily due to increased fixed asset purchases associated with setting up our laboratory and manufacturing facilities.

Interest and Other Expense. Our interest expense in the nine months ended December 31, 2006, was $3.3 million compared to $171,000 in the year ended March 31, 2006. The increase was a result of the fair value adjustment on the option granted to a shareholder in connection with the loan guarantee and the additional interest expense associated with the April 2006 and November 2006 convertible loan stock issues. During the year ended March 31, 2006, we obtained a bank loan of $1,229,000 (€1.0 million). The loan was guaranteed by a shareholder. In return for guaranteeing the loan, the shareholder was granted a first fixed and floating charge over all our assets together with an option to acquire a 5% interest in our ordinary shares. The loan was repaid on June 26, 2006. We determined that the vested option fell to be liability classified on that date and subsequently marked to fair value through the income statement. A charge of $2.3 million was recorded in respect of the change in fair value between June 26, 2006, and December 31, 2006. In connection with the November 2006 convertible loan stock issuance, we extended the exercise period of the option granted to the shareholder from 65 days to 365 days. This option now expires on November 22, 2007.

We made no provision for income taxes in the nine months ended December 31, 2006.

Net Loss. Our net loss for the nine months ended December 31, 2006 was $7.0 million, an increase over the $3.3 million loss for the year ended March 31, 2006. The increased net loss resulted primarily from the increase in research and development expenses and interest and charges associated with the modification of an option granted to a shareholder, and the April 2006 and November 2006 convertible loan stock issuances as well as the increase in selling, general and administrative and interest expenses, offset slightly by revenue generated in the nine months ended December 31, 2006.

Comparison of Years Ended March 31, 2006 and 2005

Revenues and Cost of Revenues. Revenues for the year ended March 31, 2006 were $140,000. We entered into our first research agreement in June 2005; therefore we did not generate any revenues for the same period the prior year. Our direct costs associated with our revenues generated in the fiscal year ended March 31, 2006 were $69,000. The revenues from these research agreements are unpredictable, highly variable from quarter to quarter, and dependent on a small number of pharmaceutical companies. We do not anticipate that this type of revenue will increase significantly over time, nor do we believe it should be viewed as an indication of future performance.

Research and Development Expenses. R&D expenses increased more than fourfold to $2.1 million in the year ended March 31, 2006 as compared with $481,000 in the prior year. The increase was due primarily to increases in clinical trial costs and salaries. Clinical trial costs increased to $156,000 in the year ended March 31, 2006 from $9,000 in the year prior as a result of increased spending on materials and the initiation of the MER 101 Phase IIa clinical trial and the MER 103 Phase II clinical pharmacokinetic study. Salaries increased to $694,000 in the year ended March 31, 2006 from $0 the year prior attributable to the hiring of laboratory employees.

Selling, General and Administrative Expenses. SG&A expenses in the year ended March 31, 2006 were $1.0 million as compared with $2.0 million in the year prior. The decrease was primarily due to a $959,000 decrease in set-up costs that were associated with preparing the laboratory and manufacturing facilities for clinical trials.

Depreciation and Amortization Expenses. D&A expenses increased to $51,000 in the year ended March 31, 2006, as compared to $27,000 in the comparable period the prior year. The increase in expenses was primarily due to the purchase of fixed assets in late 2005 to commission the laboratories and manufacturing facilities.

Interest Expense. Our interest expense for the year ended March 31, 2006 was $171,000 compared to $700 in the comparable period the prior year. The increase was a result of increased interest expense and a $74,000 debt arrangement fee associated with receipt of the bank loan in December 2005 and interest on bank and shareholder loans of $96,000 which were drawn down during 2006.

Net Loss. Our net loss for the year ended March 31, 2006 was $3.3 million, an increase of 29% over the $2.6 million loss for the year ended March 31, 2005. The increased net loss resulted primarily from the increase in research and development expenses, offset slightly by revenue generated in the period.

Period from inception through March 31, 2004

In the period from inception through March 31, 2004, we had limited operating activities, mainly associated with evaluating and completing the acquisition of in process research and development from Elan. Our R&D expenses were $17,000, primarily related to patent maintenance and filing costs. We recorded in-process R&D expenses of $2.5 million related to the acquisition of intellectual property assets from Elan. Our general and administrative expenses were $785,000, and related to due diligence costs paid in conjunction with the acquisition of intellectual property assets from Elan.

Liquidity and Capital Resources

We have financed our operations from inception primarily through various private placements of debt and equity. In November 2004, we completed a €4.8 million, or $6.0 million, placement of ordinary and preference shares. In connection with the closing of this transaction, we issued 456,521 ordinary shares (as adjusted for a subsequent 1,000 for 1 split on June 15, 2005 and a 1 for 2.3 reverse split on September 7, 2007) for €1.3 million, or $1.6 million, in cash and issued a further 1,109,565 ordinary shares (as adjusted for a subsequent 1,000 for 1 split on June 15, 2005 and a 1 for 2.3 reverse split on September 7, 2007) as consideration for €2.7 million, or $3.6 million, of convertible loan notes previously issued to fund the acquisition of the assets from Elan. In the same placement, we also issued 750,000 convertible preference shares for €750,000, or $968,000. In addition, we issued $7.1 million (€6.0 million), of 10% convertible loan stock in April 2006 and a further $10.5 million (€8.0 million) of 10% convertible loan stock in November 2006 to fund clinical trial programs. The April and November convertible loan stock automatically converts into ordinary shares on an initial public offering and carries a coupon of 10% per annum if there is no initial public offering before March 31, 2007 and November 30, 2007, respectively. The convertible loan stocks are repayable on March 31, 2009 and November 30, 2009, respectively. As of June 30, 2007, we had an accumulated deficit of $21.6 million.

Cash used in operating activities for the six months ended June 30, 2007, was $3.3 million and was primarily a result of our net loss, adjusted for finance charge and stock compensation expense and an increase in prepayments associated with this offering. Cash used in operating activities for the nine months ended December 31, 2006 was $4.1 million and was primarily a result of our net operating loss, adjusted for interest and finance charges and an increase in prepayments associated with this offering, offset by increases in trade payables and other liabilities.

Cash used in investing activities was $111,000 for the six months ended June 30, 2007, and was primarily related to purchases of R&D laboratory equipment. Cash used in investing activities was $332,000 for the nine months ended December 31, 2006 and was primarily related to purchases of R&D laboratory equipment.

For the nine months ended December 31, 2006, net cash provided by financing activities of $15.4 million was primarily the result of the issuance of €14.0 million or $17.5 million of convertible loan stock, offset by financing costs and the repayment of bank loans. Cash provided by financing activities for the year ended March 31, 2006 was $2.1 million relating primarily to the drawdown of borrowings under loan agreements.

As of June 30, 2007, we had $7 million in cash and cash equivalents. Our cash and cash equivalents consist of cash, bank deposits and short-term, investment-grade, interest-bearing securities.

We believe that our existing cash and cash equivalent balances at June 30, 2007, together with the estimated proceeds from this offering, should be sufficient to meet our cash needs for at least 24 months from the date of this prospectus. We expect to fund our operations beyond that period through revenues from future development and license agreements, which may include up-front license fees, research payments for ongoing research and development, payments associated with achieving development and regulatory milestones, royalties to be paid based on specified percentages of net product sales, if any, and revenues from direct product sales. However, there can be no assurance that we will be able to generate revenues on the timeline we have predicted, or at all. If we are unable to enter into development and license agreements or generate revenues to fund our operations, we will need to fund our operations through debt or equity financings. Even if we are successful in generating revenues, we may need to obtain additional funds if our research and development expenses exceed our current expectations or our collaboration funding is less than our current expectations. Because we have not yet entered into any development or license agreements for our products, it is difficult for us to predict with any degree of certainty the amounts of any revenues we may receive. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our clinical trials, and our operating costs and capital expenditures. Drug discovery and development in the pharmaceutical industry is characterized by significant risks and uncertainties inherent in the research, clinical development and regulatory approval process. These uncertainties make it difficult for us to estimate with accuracy the costs to conduct our research and development and complete our clinical trials.

The following table summarizes our principal contractual obligations as of December 31, 2006, and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long term debt obligations	$20,634,438	$824,452	$19,809,986	$—	$—
Operating lease obligations	55,720	31,840	23,880	—	—
Convertible preference shares	1,038,685	—	1,038,685	—	—

Total	$21,728,843	$856,292	$20,872,551	$—	$—

Quantitative and Qualitative Disclosure of Market Risks

We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash, cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities, interest bearing loans and borrowings and taxes payable. We consider investments that, when purchased, have a remaining maturity of 90 days or less to be cash equivalents. The primary objectives of our investment strategy are to preserve principal, maintain proper liquidity to meet operating needs, and maximize yields. To minimize our exposure to an adverse shift in interest rates, we invest mainly in cash equivalents and short-term investments and maintain an average maturity of three months or less. We do not believe that a 10% change in interest rates would have a material impact on the fair value of our investment portfolio or our interest income.

Recently Announced Accounting Pronouncements

In December 2004, the FASB issued SFAS 123R, which is a revision of SFAS 123. SFAS 123R supersedes APB Opinion No. 25 and amends SFAS No. 95 Statement of Cash Flows. SFAS 123R requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense in the statement of operations based on their fair values. We adopted SFAS 123R using the modified prospective method of transition on April 1, 2006. The adoption of the fair value method under SFAS No. 123R did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction, or SFAS 154. SFAS 154 is a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. The statement applies to all voluntary changes in accounting principles, and changes the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing of the new accounting principle. SFAS 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS 154 does not change the provisions of any existing accounting pronouncements, including those that are in a transition phase at the effective date of the statement. We adopted the provisions of SFAS 154 on April 1, 2006, and the adoption of the new standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140, or SFAS 155, which amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments containing an embedded derivative that would otherwise require bifurcation. The requirements are effective for beginning in our first quarter of fiscal 2007. We adopted SFAS 155, and the adoption did not have a material effect on our consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109, or FIN 48. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken in a tax return. It also provides guidance on de-recognition classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if a company has not yet issued financial statements, including interim financial statements, in the period FIN 48 is adopted. We adopted FIN 48 on January 1, 2007, and the adoption did not have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and we are required to adopt SFAS 157 beginning in the first quarter of fiscal 2009. Although we will continue to evaluate the application of SFAS 157, management does not currently believe adoption will have a material impact on our results of operations or financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin, or SAB, No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 did not have a material impact on our results of operations or financial position.

In February 2007, SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, was issued. SFAS No. 159 is effective as of the beginning of the fiscal years beginning after November 15, 2007. SFAS No. 159 provides companies with the option to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. We are currently evaluating the provisions of SFAS No. 159; however, the adoption of SFAS No. 159 is not expected to have a material impact on our financial position or results of operations.

BUSINESS

Overview

We are a specialty pharmaceutical company engaged in the development of pharmaceutical products, both independently and in collaboration with other pharmaceutical companies, based on our patented GIPET and GIRES drug delivery platforms. We hold 35 issued and in-process U.S. patents for the delivery of a variety of drugs and biologics. We currently have four internal product development programs based on GIPET:

Product	Indication	Current Status
MER 103	Osteoporosis	Phase II
MER 101	Metastatic bone cancer	Phase II
MER 104	Prostate cancer	Phase I
MER 102	Deep vein thrombosis	Preclinical

MER 101 is an application of GIPET to zoledronic acid, the leading injectable bisphosphonate, and is currently in Phase II for oncology indications. We are developing a second oncology product, MER 104, which is in Phase I clinical testing. We intend to complete all clinical development of these oncology products internally. We will seek a collaborator that has a portfolio of complementary products to assist with the marketing of the products. We are developing two additional products in the areas of anticoagulation and osteoporosis, MER 102 and MER 103. We intend to license each of these products for advanced clinical development and marketing upon completion of Phase II clinical trials.

Given the broad potential application of our technologies, we also intend to leverage our technology platforms through licensing arrangements with biotechnology and pharmaceutical companies. We currently have research agreements with four pharmaceutical companies for the performance of feasibility studies to examine the potential for the application of our technologies to selected products. Assuming successful completion of these feasibility studies, we would hope to enter into licensing agreements for the application of our delivery technology to the active ingredients of interest. Typical terms that will be sought include a combination of development fees, licensing fees and royalties on sales in order to generate additional revenue. At the current time, we have not progressed any of these research agreements to licensing agreements.

Our Gastrointestinal Permeation Enhancement Technology, or GIPET, improves the absorption of drugs from the GI tract into the blood stream, thereby allowing the development of oral versions of many drugs currently available only in injectable form. The technology utilizes penetration enhancers that facilitate the transit of the target drug across the intestinal barrier without involving any chemical modification of the active pharmaceutical ingredient. In numerous preclinical and clinical studies, GIPET has demonstrated the ability to enhance the delivery of many different poorly absorbed drugs, including small molecules, peptides, polysaccharides and oligonucleotides. Our Gastrointestinal Retention System, or GIRES, has demonstrated prolonged gastro-retentive characteristics that are unaffected by the presence of food in several human clinical studies, which characteristics enable the development of oral controlled-release therapies. To date there has never been an approved or marketed product using either our GIPET or GIRES technologies.

GIPET and GIRES offer significant potential advantages in the regulatory approval process because they can work with already approved drugs, permitting the use of existing product data in a new drug application, or NDA, registration under Section 505(b)(2) of the Federal Food Drug and Cosmetic Act, or FDCA, to approve the “new” product which incorporates the delivery technology. The shortened approval process can lower development costs, shorten the time required to obtain FDA approval and get new products to patients more quickly. In addition, the application of our technologies to existing products can extend the patent life of existing drugs. We currently have issued and pending base patents for our technologies with expiry dates ranging from August 2012 to February 2020. As we apply these base patents to specific products, we can potentially obtain new patents on these improved products, which would provide market exclusivity for up to twenty years from the date of patent application. We have filed, or are in the process of filing, supplemental patent applications covering MER 101, MER 103 and MER 104 that, if approved, will expire in 2027. In addition, we intend to file a supplemental patent application covering MER 102 that, if filed in 2008 and approved, will expire in 2028.

Key Advantages

The application of our technologies improves existing medications by:

•	reducing the amount of oral drug needed or the frequency of dosing;

•	improving drug tolerability;

•	reducing side effects; and

•	reducing the costs of drug administration when compared to injectable drugs.

Patients and health care systems are the primary beneficiaries of our efforts in drug delivery and product development, and it is well recognized that improved convenience leads to improved patient compliance and reduced costs of administration.

Because the application of our technologies to existing drugs does not change the chemical structure of the drug, our technologies offer the following potential advantages:

•	reduction in clinical development risk;

•	reduction of development costs;

•	acceleration of the FDA approval process through the filing of an NDA registration under Section 505(b)(2); and

•	extension of market exclusivity of existing drugs.

We believe that our dual base of operations in the United States and Ireland offers a number of operational advantages. Ireland provides ready access to the European Union and its growing number of mid-sized specialty pharmaceutical companies. In addition, we are able to take advantage of several aspects of Ireland’s business-friendly environment, including tax free royalties (subject to an annual cap of €5.0 million, beginning January 1, 2008) on products based on patents developed in Ireland (and, starting on January 1, 2008, patents developed in any other state in the European Economic Area) a favorable corporate tax structure, government support of research and development, and an attractive tax credit for companies that invest in R&D activities in Ireland. Our operations in the United States simplifies our access to multinational pharmaceutical companies and a growing number of biotechnology and specialty pharmaceutical companies and affords us opportunities for new product development collaborations. In addition, we benefit from a uniformity of medical practice, large patient populations and ready access to thought leaders and clinical investigators in the United States. Finally, the ability to pursue development programs under Section 505(b)(2) can reduce our development risk, costs and time.

Strategy

Our core business strategy is to apply our GIPET and GIRES platform technologies to develop patentable oral forms of drugs that are not currently available in oral form or that have poor bioavailability. The key elements of our strategy are to:

•

Selectively apply our technologies to drugs with significant market potential. We intend to focus our efforts on drugs with potential markets in excess of $300 million annually. In selecting candidates for product development we focus on projects that satisfy unmet medical needs where our technologies allow more convenient dosage forms, contributing to improved patient compliance. Furthermore, we evaluate whether the market potential of the product is great enough to justify a return on the investment needed to reach regulatory approval. We may target product candidates with a potential market size of less than $300 million where development programs for smaller markets may be justifiable. All of our product candidates are still at an early stage of development, and even if we successfully complete clinical trials for our product candidates, we may never receive regulatory approval for any of our product candidates.

•

Retain co-promotion rights. Where we elect to license our products, we will seek to retain co-promotion rights to facilitate the expansion of our commercialization efforts. As some of our product candidates near commercialization, we will explore the alternative of establishing a specialty sales force in a particular therapeutic area, for example, oncology. However, we currently have no sales and marketing capabilities and may not be able to successfully commercialize our product candidates once they are approved.

•

Employ a 505(b)(2) regulatory pathway. Typically, the drugs that we target for improvement through the use of our technology have previously demonstrated safety and efficacy and have received regulatory approval. We believe that the most expedient review and approval pathway for these product candidates in the United States will be under Section 505(b)(2). Section 505(b)(2) permits the FDA to rely on scientific literature or on the FDA’s prior findings of safety and/or effectiveness for approved drug products. By choosing to develop reformulations of FDA-approved drugs, we believe that we can substantially reduce the development time, expenditure and risks associated with our product candidates when compared to new chemical entities. We intend to pursue a development strategy using the 505(b)(2) process for MER 101, MER 102 and MER 103.

•

Pursue a twin track revenue model. We intend to generate revenue from licensing, milestone and royalty fees from collaborations as well as from sales of internally developed products. In general, for internally developed products we will determine after Phase II clinical trials which product candidates we will retain for further internal development and which product candidates we will seek to license to collaborators for further development and commercialization. However, we may not be able to negotiate acceptable agreements with collaborators, if at all, and such arrangements may involve sharing profits from sales, requirements to relinquish certain of our rights to our products or marketing territories and impositions of other limitations on our operations. We intend to independently commercialize our internally developed products that have a target market that is manageable for our company. Through licensing arrangements with other pharmaceutical and biotechnology companies, we plan to further leverage the value of our technology portfolio, though the success of any such collaboration arrangements will depend heavily on the efforts and activities of our collaborators. We believe this strategy will increase the potential number of products utilizing our technology platforms entering the market and thereby broaden our potential sources of revenue.

•

Expand our product development pipeline. Based on clinical trials to date, we believe that GIPET is highly versatile and is broadly applicable across many classes of therapeutic macromolecules, such as proteins, peptides, and polysaccharides, as well as poorly absorbed small molecules. We will continue to seek opportunities to apply our GIPET and GIRES technologies to new and existing products to provide greater convenience to patients and improved drug performance. It is important to note, however, that to date, there has never been a marketed product using either GIPET or GIRES technologies. There can be no assurance that either of these proprietary oral drug delivery technologies will prove to be either the most effective or the most commercially successful delivery technology available.

Our Product Candidates

MER 103 for Osteoporosis

MER 103 is an oral bisphosphonate product intended for the treatment of osteoporosis. The active ingredient in MER 103 is alendronate, an oral bisphosphonate already approved in this indication and marketed by Merck as Fosamax. Patent protection in the United States for alendronate will expire in February 2008. MER 103 combines alendronate with our patented GIPET technology, offering the potential for improved absorption, fewer side effects in the GI tract, and a more convenient dosing regimen.

Target Market and Current Treatment

Bisphosphonates dominate the osteoporosis market in the United States with a 90% share of all prescriptions written, as reported by Business Insights. Business Insights also reported that combined sales of drugs to treat osteoporosis reached $7.3 billion worldwide in 2005. In that year, Merck reported sales of approximately $3.2 billion for Fosamax. Oral bisphosphonates currently used in the treatment of osteoporosis require a complex and inconvenient regimen surrounding their administration. The International Osteoporosis Foundation has stated that in order for osteoporosis drugs to be effective in maintaining bone mineral density and preventing against fracture, they need to be taken long-term, with 60% of physicians recommending they be taken for a minimum of three years. However, a survey conducted by this foundation found that almost 60% of weekly patients on these drugs discontinued therapy within one year in large part due to the complicated dosing regimen. Current oral bisphosphonates are prescribed to be taken on an empty stomach at least 30 minutes before the first food of the day and with a full glass of water immediately after awakening. It is important to remain in an upright position and refrain from eating or drinking for at least 30 minutes after taking a bisphosphonate. Failure to follow these instructions may increase the risk of esophageal adverse experiences as well as reduce absorption of the drug. Side effects for oral bisphosphonates include GI problems such as difficulty swallowing, inflammation of the esophagus, and esophageal ulcers or erosions. In some cases these side effects have been severe and required hospitalization. Treatment is generally administered weekly.

Development Plan

MER 103, a formulation of alendronate and GIPET, reduces the GI side effects and eliminates the need for the current morning dosing ritual by increasing absorption in the small intestine.

We conducted a clinical pharmacokinetic study in 15 post-menopausal women, comparing the absorption of a single six mg dose of MER 103 administered to volunteers under three different conditions: in the fasted state, together with a high fat meal, and at bedtime, against a 35 mg dose of Fosamax administered in the fasted state as per label directions. Primary endpoints measured in this study were pharmacokinetics, safety and tolerability. The data were summarized using descriptive statistics. No formal statistical analysis was performed. Subjects receiving six mg MER 103 after an overnight fast absorbed approximately two times more alendronate than when they received 35 mg of Fosamax after an overnight fast. When adjusted for the differences in amount of alendronate in the two dosage forms, the relative improvement in bioavailability of MER 103 over Fosamax was 12-fold. Subjects receiving MER 103 at bedtime, approximately four hours after the evening meal, absorbed the same amount of alendronate as they did when taking MER 103 after an overnight fast. Unlike the dosing regimen associated with currently marketed oral bisphosphonates, these subjects were not required to remain upright, but were instructed to lie down for at least two hours after taking their medication. There were no serious adverse events in any treatment group in the study. Since the pharmacokinetics of alendronate are dose-proportional and the drug is not metabolized, it is possible to establish equivalent doses of MER 103 relative to currently marketed Fosamax dosage strengths. Based upon the results of this study, we believe that three and six mg MER 103 tablets will be bioequivalent to 35 and 70 mg tablets of Fosamax, respectively. Formulation development efforts have been completed for the three and six mg strengths of MER 103 and we are actively seeking a collaborator for the Phase III clinical development and registration of MER 103.

We plan to license MER 103 to a pharmaceutical company with a sales force that is adequate to address this large target market. We expect that this product will qualify for submission under Section 505(b)(2). We have filed patent applications directed to the MER 103 formulation which, if granted, would provide patent protection until 2027.

MER 101 for Oncology

MER 101 is an oral dosage form of zoledronic acid in development for the treatment of bone-destroying metastases from solid tumors and bone loss associated with multiple myeloma. Zoledronic acid is an approved bisphosphonate intended for intravenous use in these oncology indications which is marketed by Novartis AG under the name Zometa. In April 2006 Novartis announced that it had received a five year extension of its patent rights to Zometa from the United States Patent and Trademark Office under the Hatch-Waxman Act. In the absence of a successful challenge to this extension, Novartis’ patent rights to Zometa will now expire in September 2012. We have used GIPET to create an oral dosage form of zoledronic acid with sufficient absorption to be used in these indications, which will be more convenient for patients and prescribing physicians and reduce administration costs of the drug by reducing patient visits to the infusion clinic. We have an active Investigational New Drug application, or IND, for MER 101. We plan to develop the product independently to the point of NDA submission under Section 505(b)(2). We will seek a collaborator to assist with the marketing of the product.

Target Markets and Current Treatment

Bone metastases occur when cancer cells break off from a primary tumor, enter the bloodstream, settle in bones and start growing. Bone metastases are not the same as primary bone cancers, and are significantly more common. Bone metastases are one of the most frequent causes of pain in people with cancer. They can also lead to fractures and a life-threatening metabolic disorder known as hypercalcemia (high blood calcium levels). While almost every malignancy can cause bone metastases, breast cancer, lung cancer, and prostate cancer account for more than 80% of cases. More than 50% of patients with these primary cancers will eventually develop bone metastases. In addition, multiple myeloma, a malignant tumor of plasma cells in the bone marrow, causes widespread bone destruction through osteolytic lesions that can be effectively treated with zoledronic acid administered intravenously.

Both bone metastases and osteolytic lesions are secondary to the presence of one or more forms of cancer. Treatment is therefore aimed in the first place at dealing with the primary cancer that underlies the condition, which typically involves variously chemotherapy, radiotherapy, corticosteroid therapy and surgery. However, in the great majority of cases where accompanying bone destruction and/or hypercalcemia are present, it is necessary also to provide supportive therapy to deal specifically with these conditions.

Patients faced with bone metastases and osteolytic lesions are typically treated with bisphosphonates, a class of drugs used to strengthen the bone that have evolved through several generations, each time becoming more potent. Despite these advances, bisphosphonate compounds continue to have poor oral bioavailability (<5%) and gastrointestinal toxicity, which hinders their use in oral form. Although bisphosphonates can be administered by the oral route in the management of osteoporosis, in oncology indications, they are mainly administered by intravenous, or IV, infusion. The IV administration is associated with flu-like effects following initial infusion and dose- and infusion-rate dependent effects on renal function, which require close monitoring of patients during relatively long infusion periods. To a degree, this issue has been alleviated by reduced dosing, longer intervals between infusions and shorter infusion times that the more potent newer drugs permit. Typically, patients are administered zoledronic acid by IV infusion every three to four weeks. Novartis AG reported 2006 worldwide sales of Zometa of $1.3 billion.

Development Plan

MER 101 is intended to provide an alternative to IV delivery of zoledronic acid in a convenient weekly oral dosage form. Oral weekly dosing is not only more convenient for the patient, but also allows the treating physician to better manage therapy and reduces the cost associated with drug administration. In addition, we believe there is an opportunity for market expansion into the management or prevention of bone metastases in earlier stage cancers, which would be greatly facilitated by an acceptable oral therapy.

Our regulatory strategy for the development of MER 101 in the United States is to make an NDA submission under Section 505(b)(2). In addition, we have filed patent applications directed to the MER 101 formulation, which, if granted would provide patent protection until 2027.

We have completed a single-dose, three-way crossover Phase IIa study in 12 patient volunteers to evaluate the absorption of MER 101 formulations under fasting conditions. The test products were investigational tablet formulations containing 10 and 20 mg respectively of zoledronic acid. The reference product was commercially available Zometa for intravenous injection. Primary endpoints were pharmacokinetics, safety and tolerance. The data were evaluated statistically using analysis of variance. The results of this study demonstrated the ability of GIPET to deliver zoledronic acid in sufficient amounts to enable oral therapy. The data suggests that a single dose of MER 101 of 20 mg provided the same drug exposure as a one milligram intravenous infusion of Zometa. Therefore, we believe that four weekly oral doses of 20 mg of MER 101 will provide the same drug exposure as a single, monthly four mg intravenous infusion of Zometa. MER 101 was well tolerated and there were no serious adverse events associated with its administration.

We are currently conducting a Phase IIb study to investigate the tolerability and pharmacodynamic effect of a range of doses of MER 101 in patients with metastatic bone disease. The treatment portion of this study is planned to last eight weeks and will measure the effects of the therapy on serum calcium and other markers of bone destruction, as well as assessing safety and tolerability parameters.

Assuming successful completion of the study, we intend to conduct a single Phase III therapeutic equivalency study to investigate the effects of MER 101 as compared to intravenous Zometa in the management of metastatic bone disease in patients with hormone refractory prostate cancer. We expect to commence the study in 2009 following discussions with the FDA regarding the exact design and study endpoints. We expect that final data from the study will be available two years following initiation of the trial.

MER 104 for Prostate Cancer

MER 104 is under development for the treatment of hormone-sensitive prostate cancer. MER 104 is a gonadotropin-releasing hormone, or GnRH, antagonist formulated using GIPET technology designed to provide an oral dosage alternative to current therapies, all of which are injectable. An oral product would eliminate the inconvenience of injection therapy. It may also avoid severe allergic reactions that have been encountered with some injectable GnRH antagonists and allow tailored dosing regimens.

Applying our drug formulation expertise, we have identified a potent GnRH antagonist with a product profile suitable for development as an oral dosage form for the treatment of prostate cancer as an initial indication. Clinical efficacy and safety data have been generated in Phase II clinical trials for male contraception conducted by the National Institutes of Health, or NIH. We have licensed the GnRH antagonist from the Salk Institute for: an upfront fee; reimbursement of patent costs and milestone payments of up to $1,953,000 in aggregate; an annual maintenance fee of $12,500, first payable within 30 days following initiation of a Phase II clinical trial; and royalties on sales of any product that may be approved, with a minimum annual royalty commitment of $100,000 commencing on the one year anniversary of the first commercial sale. To date, we have paid the Salk Institute $78,000 under this license agreement. The license agreement grants us an exclusive license to the compound in the United States provided that we make reasonable efforts to develop and sell product based on the compound. There is a composition of matter patent in the United States for the active pharmaceutical ingredient, which expires in March 2014. We are in the process of filing additional patents on the new oral dosage version in 2007, which if granted, would extend our exclusivity to 2027.

Target Market and Current Treatment

The American Cancer Society estimated that prostate cancer now represents 33% of all new cancer cases detected among men each year in the United States and that 234,000 new cases would be diagnosed in 2006. Treatments for prostate cancer include surgery, radiation and hormone therapy. Based on data provided by IMS Health, we have concluded that hormone therapies used in prostate cancer generate $4.5 billion in worldwide sales annually for all indications.

The majority of current hormone therapy involves GnRH agonists which are similar in structure and function to natural GnRH, but are as much as 60 times more potent than the natural hormone. Their utility in prostate cancer is via suppression of testosterone production. Massive overdoses of the GnRH agonist over-stimulate gonadal endocrine function to such an extent that there is a cessation of production of luteinising hormone, or LH, and follicle stimulating hormone, or FSH. This lack of LH and FSH effectively shuts down testosterone production, achieving the objective of chemical castration, which deprives the tumor of testosterone, which serves as a growth factor for prostate cells. A crucial disadvantage of this treatment is that, for the initial two to four weeks of therapy, testosterone levels surge which can cause increased tumor growth, pain, sexual dysfunction and other side effects. Anti-androgens are commonly prescribed together with GnRH agonists in the early period to try to mitigate these side effects. The most commonly prescribed GnRH agonist is leuprolide, which is sold generically and marketed as Lupron by TAP Pharmaceuticals.

An alternative approach is the administration of GnRH antagonists. GnRH antagonists directly suppress LH and FSH secretion. In males, the reduction in LH and FSH reduces the secretion of testosterone by the testes, effectively inducing a reversible pharmacological castration. Unlike the agonists, the onset of action of antagonist drugs is immediate, allowing for castration without creating a hormonal surge.

Although a number of antagonists are in development, addressing the range of hormone-dependent cancers in both men and women as well as disorders such as benign prostatic hyperplasia (enlarged prostate) and endometriosis, and fertility problems, it has proven difficult to arrive at a fully effective and safe product and an adequate formulation using the traditional approach of a sustained release injection or implant.

Development Plan

MER 104 is an oral GnRH antagonist intended to induce castration indicated in hormone-sensitive prostate cancer patients without creating a hormonal surge and the related side effects. As a result, it is potentially applicable in virtually all patients during a certain phase of their disease. The key advantages of MER 104 are convenient oral administration, reduction in side effects, the ability to titrate the dose and single drug therapy.

We have completed preclinical development of MER 104, developed a formulation of MER 104 for clinical testing and in the second quarter of 2007 initiated Phase I clinical testing. The active ingredient of MER 104, acyline, is a new chemical entity, and, as a result, the drug cannot be approved under Section 505(b)(2). Acyline is in Phase II clinical development through the NIH as an injectable treatment for male contraception. This development program has provided evidence of clinical safety and efficacy in reducing testosterone to castration levels. Our development plan for MER 104 is intended to support an initial NDA for the oral dosage form of acyline. We have completed preclinical pharmacokinetic studies in dogs with prototype GIPET formulations of MER 104, which demonstrated increased absorption ranging from five- to sixteen-fold relative to an unenhanced control. Furthermore, pharmacodymamic evidence of GnRH antagonism, suppression of plasma estradiol levels, was observed in female dogs receiving daily doses of five mg MER 104 over three days.

Phase I trial in healthy normal volunteers has been completed. Treatment with oral MER-104 tablets resulted in measurable serum levels of drug at all doses and dose-related suppression of serum LH and serum testosterone. Laboratory assessments, including liver function tests and creatinine, were unaffected by treatment. Seven of the eight subjects enrolled in this trial completed the study with no serious adverse events. The eighth subject failed to report for his final follow up visit at the clinic. It was subsequently learned that this subject had died on August 7, 2007, six days after receiving a single dose of MER 104. The subject was seen in follow-up on August 2 and 3 and all physical exam and laboratory parameters were normal. The Medical Examiner’s final report has confirmed that the subject’s death was due to an alcohol and opiate overdose and was unrelated to his participation in the study. We are cooperating with the Investigator, the FDA and the Irish Medicines Board to provide all information that will resolve any outstanding questions at which time we intend to continue our planned development program.

Assuming successful completion of Phase I, we plan to conduct a Phase II dose-ranging study in prostate cancer patients to compare MER 104 with leuprolide. The clinical endpoint of this study is anticipated to be plasma testosterone levels.

We anticipate a Phase III program would likely include two studies in patients with hormone sensitive prostate cancer. Treatment duration will be six months and the comparator will be best available therapy at that time. The primary clinical endpoints are anticipated to be testosterone levels and the time to castration levels of testosterone. Our plan is to develop this product to an NDA submission. We intend to seek a collaborator for commercialization of MER 104.

MER 102 for Deep Vein Thrombosis

MER 102 is an oral anticoagulant drug candidate, where we have combined our GIPET technology with fondaparinux, a highly specific Factor Xa antagonist already approved and marketed as an anticoagulant administered via injection. Fondaparinux is a synthetic pentasaccharide inhibitor of activated Factor Xa, an essential enzyme in the coagulation cascade, the process by which blood clots form. The patents for fondaparinux have expired, and market exclusivity granted by the FDA for the original indication expired in December 2006.

We anticipate developing MER 102 for the prevention of deep vein thrombosis, blood clots that form in deep veins, typically in the thighs and calves, which may break off and travel to the lungs leading to pulmonary embolism. Following orthopedic surgery, anticoagulants with specificity for inhibiting Factor Xa are commonly administered to prevent the occurrence of deep vein thrombosis, a common complication. All of the heparin-like products, including unfractionated heparins, low molecular weight heparins, or LMWHs, and Factor Xa antagonists, are administered by injection. Specificity of activity against Factor Xa, something found in LMWHs when compared to unfractionated heparins, is highly desirable, as greater specificity leads to decreased side effects such as bleeding. Fondaparinux, as an even more specific Factor Xa antogonist, has demonstrated increased efficacy over the most commonly used LMWH in preventing venous thromboemolism (blood clots) after orthopedic surgery.

We believe that a synthetic Factor Xa antagonist such as fondaparinux is more likely to be successful in an oral dosage form than a LMWH, due to the fact that it is a single molecule, rather than a fraction or derivative of heparin containing multiple molecular forms. The multiple molecular forms in LMWHs require an accurate distribution of the component parts in order for the drug to have a reproducible effect. Manufacturing methods and delivery mechanisms both have an effect on this distribution; therefore, we believe a synthetic single molecule such as fondaparinux will be better suited to an oral delivery technology.

Articles published in The Lancet and The Journal of Bone & Joint Surgery have reported that a number of studies demonstrated that sustained use of LMWHs reduces the incidence of deep vein thrombosis following surgery. (Eikelboom, John W.; Quinlan, Daniel J.; and Douketis. James D. “Extended-duration prohylaxis against venous thromboembolism after total hip or knee replacement: a meta-analysis of the randomized trials.” The Lancet. 358:9-15, 2001. Lieberman, Jay R. and Hsu, Wellington K. “Prevention of Venous Thromboembolic Disease After Total Hip and Knee Arthroplasty.” J. Bone Joint Surg. Am. 87:2097-2112, 2005.) We believe an oral dosage form of fondaparinux will provide added convenience and additional benefits to patients in this setting when compared with the current injectable LMWHs.

Target Market and Current Treatment

MER 102 is part of the anticoagulant class of drugs. Anticoagulants are used in order to keep the blood from forming clots. The patient potential for anticoagulant therapies is considerable since it covers a wide spectrum of diseases ranging from deep vein thrombosis and pulmonary embolism to heart attacks and ischemic strokes, as well as prevention of clotting during and after surgery.

Heparins, including unfractionated heparin and LMWHs, represent the largest class of anticoagulants. Based on information from IMS Health, we estimate that worldwide sales of all heparin products, including LMWHs, were $4.5 billion annually in 2005. The current best-selling LMWH is Lovenox (enoxaparin), marketed by sanofi-aventis. Sanofi-aventis reported sales of Lovenox of €2.4 billion ($3.0 billion) in 2006, a 12.9% increase over the prior year. We believe the convenience of an oral dosage form will expand the chronic usage of anticoagulants among patients for long term prevention of deep vein thrombosis, and may have application in acute coronary syndrome, pulmonary embolism, and atrial fibrillation. Business Insights estimates that the market for four common anticoagulants (vitamin K antagonists, fractionated and unfractionated heparins, and heparins for flushing) was $4.4 billion in the United States and Europe in 2006, and Decision Resources estimated that the opportunities resulting from unmet medical needs in the anticoagulant market will generate 12% annual growth in the class through 2014.

Development Plan

A preclinical study acquired from Elan of fondaparinux plus GIPET was completed which demonstrated proof of concept for oral administration. In this pharmacokinetic study intraduodenal administration of GIPET formulations of fondaparinux showed absolute bioavailability in the range of 13.5–17.1% when compared to an intravenous reference dose. The observed increase in bioavailability was three- to four-fold greater than for the drug without GIPET. In addition, five Phase I studies of combinations of GIPET with two LMWHs have been undertaken in humans, which demonstrated the potential of GIPET to deliver therapeutically relevant levels of LMWH orally.

Current clinical plans include two pilot dose-ranging formulation confirmation studies which will compare anti-clotting activity of MER 102 with subcutaneous fondaparinux. The objective of these studies is to support optimization of the formulation. Our proprietary data and know-how in this area suggest that, due to its smaller size and single molecule structure, oral fondaparinux will have a greater likelihood of success than similar dosage forms of larger LMWHs. We believe that fondaparinux is the best candidate for this project due to excellent anticoagulant activity, high specificity, low molecular weight and the fact that it is a single synthetic molecule.

Upon successful completion of these pilot studies, we plan to conduct a Phase II study comparing the formulation(s) with subcutaneous dosing in order to determine the dosing regimen for oral treatment relative to the reference subcutaneous treatment. Upon successful completion of this Phase II program, we plan to license the product to a collaborator for advanced clinical development and marketing.

Technology

GIPET: Gastrointestinal Permeation Enhancement Technology

Poor oral absorption of new drug candidates can hinder or even prevent drug development. This limitation has resulted in many new molecules and novel biotechnology products being either rejected as drug candidates at an early stage or needing to be administered by injection due to their poor absorption in the GI tract.

GIPET is a technology platform which improves the bioavailability of many drugs, permitting oral delivery of poorly absorbed drugs which otherwise require injection. The GIPET platform consists of three distinct types of absorption enhancers. An absorption enhancer facilitates the transit of the target drug across the intestinal barrier. GIPET provides the versatility necessary to allow application to both solid dosage forms and liquid-filled capsules. Having a variety of enhancers allows us to work with a broad range of poorly absorbed drugs with different physicochemical and therapeutic properties including small molecules, macromolecules, and biologics.

The three GIPET permeation enhancers, GIPET I, II and III, are comprised of medium chain fatty acids, salts, derivatives of medium chain fatty acids and other standard approved pharmaceutical excipients. GIPET formulations do not involve chemical modification of the active pharmaceutical ingredient. GIPET I and II enhancers have food additive status in the United States and Europe, are normal dietary components with long records of safe use and have Generally Recognized As Safe, or GRAS, status in the United States. We believe these attributes will simplify the regulatory approval process of our GIPET I and II products. The GIPET III enhancers are novel chemical structures, and therefore do not enjoy GRAS status. All of our drugs presently in development use either GIPET I or II.

The exact mechanism of action of the GIPET absorption enhancers is not known, and indeed there may be multiple mechanisms at work depending upon the drug and enhancer combination under study. We have direct evidence for at least two mechanisms that are involved with GIPET enhancers: the formation of mixed micelles, which are like micro-emulsions and have the ability to improve the diffusion of drug molecules across the cells lining the intestine. The enhancers may also have a direct effect, relaxation of tight junctions between epithelial cells that comprise the lining of the small intestine, which allows large molecular weight drugs such as peptides to pass through the small intestine into the bloodstream. We believe that both of these mechanisms contribute to the increased absorption of poorly permeable drugs when combined with our GIPET formulations.

The GIPET platform is supported by extensive preclinical and clinical data. To date, one or more of the GIPET absorption enhancers have been evaluated with 20 different drugs in preclinical models, in each case demonstrating improvement in the oral absorption of the drugs tested. GIPET formulations show a five- to 15-fold improvement in absorption over non-enhanced formulations of these drugs. GIPET formulations have also been evaluated in 16 Phase I human studies with six different drugs, including peptides, other macromolecules and small organic molecules, each of which are limited in their oral bioavailability.

GIRES: Gastrointestinal Retention System

Drugs with short biological half-lives, or those which are absorbed primarily in the stomach or in the upper part of the small intestine, can present a challenge in development. These drugs require formulations and/or technologies that allow sustained release over a long period of time or retention in the stomach in order to achieve a good absorption profile. One of the significant factors in creating very long acting sustained release formulations is the GI transit time of the dosage form, which is especially affected by the gastric residence time, or GRT. Our GIRES technology offers the potential to prolong GRT and thereby improve the pharmacokinetic properties of a given drug in a reproducible manner.

GIRES consists of a semi-permeable inflatable polymer pouch which is delivered to the stomach via an ordinary hard gelatin capsule. The GIRES pouch contains both the drug and gas-producing excipients, such as sodium bicarbonate, which cause the pouch to inflate on contact with gastric fluid. During the inflated state, the pouch floats on the stomach contents with an average retention time of 16 to 24 hours. The prolonged gastric retention seen with GIRES is not affected significantly by food. The GIRES pouch deflates once the gas-generating excipients have been depleted, and the pouch leaves the stomach and is excreted, generally within 48 hours of ingestion.

The long residence time in the stomach means that GIRES may have applications for once-a-day dosing for compounds with short biological half-lives, for drugs which are absorbed high in the GI tract, and for drugs that exert an effect locally on the GI tract for which extended contact is optimal.

To date, the GIRES technology has been evaluated in four Phase I studies with two drug products and placebos. Phase I results using an x-ray technique to track the dosage forms demonstrated a prolonged gastric residence of the delivery mechanism as well as steady maintenance of drug in blood levels.

Research Agreements

We are working with four pharmaceutical companies to explore the application of our technologies to their products or product candidates. These arrangements currently are based on fee-for-services research agreements through which we are paid for performing feasibility studies on potential new products that apply our GIPET technology to products and technologies developed by these pharmaceutical companies. We anticipate that, based on successful research results, one or more of these relationships will lead to full development or license agreements assuming continued progress with the programs. We plan to continue to add additional similar research programs to our portfolio.

While these research agreements are currently our only source of revenue, going forward, we expect that the revenue from these research agreements will be insubstantial when compared to revenue from other sources such as future collaboration or licensing agreements or sales from our own internally developed products. In addition, we do not anticipate that this type of revenue will increase significantly over time, nor do we believe it should be viewed as an indication of future performance.

Gloucester Pharmaceuticals, Inc.—Oncology

Gloucester is developing romidepsin, an injectable histone deacetylase inhibitor which is in Phase III for cutaneous T-cell lymphoma. This injectable compound is also in Phase II clinical development for both prostate cancer and multiple myeloma. Gloucester is seeking to deliver this compound orally. We have successfully completed initial feasibility studies and have filed a product-specific patent application. We have completed significant formulation development and have agreed to produce a tablet form of romidepsin using a GIPET formulation for initial clinical studies.

Hunter-Fleming Limited—Neurodegenerative Diseases

Hunter Fleming is developing HF 0420, an injectable glycosaminoglycan, in Phase I clinical trials for the treatment of neurodegenerative diseases. The primary indication is in neuronal protection and repair, with additional possible uses in Alzheimer’s disease, acute stroke, depression, spinal cord injury and head trauma. Hunter Fleming believes that in order to be competitive as a chronic use product in this market, the product needs to be delivered in oral form. Our experience with low molecular weight heparins, which are similar compounds, is a benefit in setting up the program. We have successfully completed a preclinical evaluation of the application of GIPET technology for the oral delivery of this novel drug candidate. We are negotiating a proposal for the initiation of Phase I clinical trials.

Novo Nordisk—Diabetes

Novo Nordisk is a world leader in diabetes care. We are evaluating the application of GIPET in two of their product lines.

Sanofi-Aventis—Multiple Compounds

We are collaborating with sanofi-aventis to evaluate the use of GIRES technology with a series of research compounds for the development of a once-daily oral formulation.

Other Research and Development Agreements

We have three R&D agreements with Irish universities, which are focused on developing basic knowledge relating to our technology platforms that will be generally applicable across all of our product development programs, including two programs at Trinity College Dublin focused on GIPET and oral vaccine delivery technologies. In addition, we have a program at University College Cork to evaluate several aspects of the GIRES technology platform.

Intellectual Property

Protecting our intellectual property rights is part of our strategy for continued growth and competitive differentiation. We seek to protect our proprietary rights through a combination of patents, trade secrets and proprietary know-how.

Our core intellectual property was acquired from Elan in 2004, which included 21 United States patents and patent applications owned by Elan and an additional 14 patents and patent applications sub-licensed to us by Elan. In addition, we also acquired multiple foreign patents and patent applications based upon the same priority as our U.S. patent rights. Prior to the transaction, Elan had invested seven years in the development of these oral drug delivery technologies, including the completion of 20 human trials. This acquired intellectual property covered technologies for oral delivery of poorly absorbed drugs and for those requiring gastro-retention (GIPET and GIRES), as well as Elan’s pipeline of future products and technologies relating to oral vaccine delivery systems and targeting ligands, all of which were under development at the Elan Biotechnology Research Centre at Trinity College in Dublin.

As of September 15, 2007, we hold 16 issued patents and 22 pending patent applications in the United States. In addition, we are preparing additional patent applications relating to our expanding technology for filing in the United States and abroad. We have also applied for patents in numerous foreign countries. Some of those countries have granted our applications and other applications are still pending.

We currently have five pending patent applications with claims that cover MER 101 and MER 103. Three of these applications are pending before the U.S. Patent and Trademark Office, one is pending before the European Patent Office and one is a pending Patent Cooperation Treaty application. Two of the three pending U.S. applications, as well as the Patent Cooperation Treaty application, which is based on one of the two U.S. applications, have yet to be examined. The third U.S. application (U.S. Application No. 09/510,560) and the European application cover the same subject matter. The European patent application has been allowed, which will be subject to the standard nine month third party objection period following publication of the patent grant. However, while the claims allowed by the European Patent Office are at least as broad as the broadest claims now pending in the U.S. application, currently all of the claims of this U.S. application stand rejected. We continue to prosecute this application before the U.S. Patent and Trademark Office as we believe that by presenting suitable experimental results to the U.S. examiner, we will be able to demonstrate that the patent’s claims describe patentable pharmaceutical compositions and dosage forms and are distinguished over the cited prior art. Nonetheless, we cannot be certain that the U.S. Patent and Trademark Office will allow any of our presently pending claims or that any claims which may be allowed will provide us with meaningful protection under these patents, so as to prevent our competitors from entering our markets.

Our patent strategy focuses on the further development of intellectual property surrounding the GIPET and GIRES technology platforms, since these technologies represent the core assets of our business. For these technologies, we will continue to file broadly on the basic platform and additionally, to obtain product specific patents in order to maximize both patent life and protection for new products employing our technologies. In addition, we have other drug delivery technologies, such as our oral vaccine delivery systems, which do not utilize our GIPET and GIRES platforms and are not a primary focus, but which will benefit from additional data development. In these cases, we are establishing external projects to enhance the value of our non-core assets. For example, we are collaborating with Trinity College Dublin to further evaluate the use of this technology for the oral delivery of vaccines. If these development efforts are successful, we intend to license this technology to a major vaccine company.

We also rely on trade secrets and proprietary know-how. In the acquisition of Elan’s in process research and development, in addition to the acquired patent portfolio, we also acquired extensive know-how in the form of data and reports of preclinical and clinical experiments that were conducted to evaluate these technologies. We continue to develop these data in the laboratory and in our clinical development activities. Whenever possible, we will file patents to protect our rights to this information. However, in cases where patenting is not feasible, we seek to protect such information, in part, through entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know-how.

Our pending patent applications may lack priority over others’ applications or may not result in the issuance of patents. We have patent applications that are now pending before the U.S. Patent and Trademark Office. While the claims of several of these applications stand rejected, we continue to prosecute these applications before the U.S. Patent and Trademark Office as we believe they describe patentable pharmaceutical compositions and dosage forms and that our claims distinguish over the cited prior art. Nonetheless, we cannot be certain that the U.S. Patent and Trademark Office will allow any of our presently pending claims or that any claims which may be allowed will provide us with meaningful protection under these patents, so as to prevent our competitors from entering our markets. If we are unable to achieve such meaningful protection, it could have a material adverse effect on us. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or may not provide us with competitive advantages against competing products. Our ability to develop our technologies and to make commercial sales of products using our technologies also depends on not infringing others’ patents or other intellectual property rights. We are not aware of any intellectual property claims against us, however, the pharmaceutical industry has experienced extensive litigation regarding patents and other intellectual property rights and patents issued to third parties relating to sustained release drug formulations or particular pharmaceutical compounds could in the future be asserted against us.

Manufacturing

Our clinical trial manufacturing operations are located in Dublin, Ireland. The Irish Medicines Board has granted us a license to manufacture investigational medicinal products for human trials at our manufacturing facility at Trinity College, Dublin. The Irish Medicines Board authorizes manufacturers in Ireland under the European Union Clinical Trials Directive. The facility is fully compliant with its manufacturing license terms and with both United States and European Union regulations for the current Good Manufacturing Practices, or cGMP, for clinical trials materials.

Although we have established internal manufacturing facilities to manufacture supplies for our Phase I and Phase II clinical trials, we do not have, and we do not intend to establish in the foreseeable future, internal commercial scale manufacturing capabilities. Rather, we intend to use the facilities of third parties to manufacture products for Phase III clinical trials and commercialization. For our GIPET technology, the scale-up to commercial scale processes does not require any specialized equipment. We have identified multiple commercial manufacturers meeting the FDA’s cGMP regulations that have the capability of producing the supplies needed for our Phase III clinical trials and do not believe that we must rely on any particular manufacturer to supply us with needed quantities of clinical trials materials.

We have a materials supply agreement for the active ingredient in MER 101, zoledronic acid. The agreement covers the supply of zoledronic acid for both clinical development and commercial manufacture of MER 101. We believe there are a number of potential suppliers of zoledronic acid available if we need to find an alternate source for our needs. We are currently negotiating a similar supply agreement for acyline, the active ingredient in MER 104. We do not currently have supply agreements in place for the active ingredients in MER 102 and MER 103.

We own GIRES manufacturing equipment suitable for the manufacture of clinical supply batches for Phase I and Phase II studies. In addition, we have patented and patent-pending engineering designs for a fully automated, scaled-up manufacturing GIRES machine, which will accommodate batch manufacture for Phase I through III studies along with commercial batch manufacturing. This specialized manufacturing equipment will need to be constructed and installed in a suitable cGMP manufacturing facility to support fully automated, scaled-up production.

Commercialization

At present, we do not have an internal sales and marketing organization, although individual members of the management team have extensive experience in the sales, marketing and distribution of pharmaceutical products. As our product candidates near commercialization, we will explore the alternative of establishing a specialty sales force focused on target markets that are manageable for our company. For example, we may establish a small sales force in oncology and/or urology for our lead products, MER 101 and MER 104. In general, we will determine after Phase II clinical trials which product candidates we will seek to develop and commercialize on our own and which product candidates we will seek to develop and commercialize with others.

We have research agreements with four pharmaceutical companies to develop oral dosage forms of their products, and are seeking additional development and commercialization partners to obtain access to additional development, commercial or financial resources. We anticipate that some of these relationships will progress to development agreements that will generate revenue from licensing, milestone and royalty fees. We also plan to leverage the value of our technology portfolio by making it available to other pharmaceutical and biotechnology companies in co-development arrangements. In licensing our product rights, we will seek to retain co-promotion rights to facilitate the expansion of our independent commercialization efforts.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions.

GIPET, which is designed to improve the delivery of poorly permeable compounds to the bloodstream after oral administration, is based on the application of penetration enhancing technologies that improve the absorption of such drugs in the GI tract. Although there are, to our knowledge, only a handful of companies developing directly competing technologies, there are several companies pursuing technologies which address this issue, such as BioDelivery Systems International, Emisphere Technologies, Inc., Eurand, pSivida and Xenoport. We believe that our GIPET technology is sufficiently differentiated from these alternative technologies and approaches.

GIRES, which is designed to prolong the gastric residence time of a drug, is based on a proprietary system consisting of a controlled-release dosage form inside an inflatable semi-permeable pouch, which is placed in a hard gelatin capsule for oral administration. While we do not believe that there is any direct competition for our GIRES technology, there are a number of similar drug delivery techniques that have been employed previously, such as those from Depomed, Inc., Flamel, Scolr, Spherics and Intec Pharma. Our GIRES technology is well differentiated from these competitors by virtue of its longer duration of action and independence from food effects.

We are not aware of competing oral drugs to MER 101 for the treatment of bone metastases. Currently, the market is dominated by Zometa, the leading intravenous product. Generic pamidronate and Bondronat marketed by Roche, which is not available in the United States, also have a small share of the market for the treatment of bone metastases. We know of no drugs in development that would compete directly with MER 101.

We expect MER 103 will compete with oral bisphosphonates in the treatment and prevention of osteoporosis. Oral bisphosphonates, such as Fosamax, Actonel (Procter & Gamble and sanofi-aventis) and Boniva (Roche and GlaxoSmithKline), are currently the leading drugs in the treatment and prevention of osteoporosis. However, all currently marketed oral bisphosphonates require a complex and inconvenient regimen surrounding their administration. Our recent Phase II results have demonstrated that MER 103 eliminates this dosing regimen. We are not aware of any other oral bisphosphonates in development that address this issue.

MER 104 is intended to replace leuprolide, a GnRH agonist used in the treatment of prostate cancer. There are several other new GnRH antagonists in development by pharmaceutical companies in North America and Europe. Tevarelix being developed by Ardana and ozarelix being developed by Spectrum Pharmaceuticals are in Phase II clinical development for benign prostatic hypertrophy and prostate cancer. Both products are administered by subcutaneous injection. There is only one non-peptide GnRH antagonist, under development by Neurocrine Biosciences, that competes with MER 104 as an oral medication. This compound, NBI-56418, is in Phase II for endometriosis.

MER 102 is an oral version of the injectable Factor Xa antagonist fondaparinux, marketed by GlaxoSmithKline as Arixtra. The patent for this product has expired. Market exclusivity for the original indication in the United States ended in December, 2006. Rivaroxaban is an oral Factor Xa antagonist in Phase III clinical trials, jointly developed by Bayer and Ortho-McNeil.

There are also a number of companies working to develop new drugs and other therapies for these diseases that are undergoing clinical trials. We also will face competition from existing drugs of third parties and drugs that are under development by third parties as to any products that we successfully develop from our existing or future research programs. Finally, other drug delivery methods such as transdermal or inhalation therapies may be developed that target drugs or indications our products address. The key competitive factors affecting the success of all of our drug candidates are likely to be their efficacy, safety profile, price and convenience.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, regulatory approvals and marketing approved products than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunities will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

We rely upon our collaborators for support in advancing certain of our drug candidates and intend largely to rely on our collaborators for the commercialization of these products. Our collaborators may be conducting multiple product development efforts within the same disease areas that are the subjects of their agreements with us. Generally, our agreements with our collaborators do not preclude them from pursuing development efforts using a different approach from that which is the subject of our agreement with them. Any of our drug candidates therefore may be subject to competition with a drug candidate under development by a collaborator.

Government Regulation and Product Approval

United States

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs are subject to rigorous preclinical testing and clinical trials and other premarketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and, in some cases, state statutes and regulations, also govern or impact the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, if and when obtained for any of our product candidates, may be limited in scope, which may significantly limit the indicated uses for which our product candidates may be marketed. Further, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Before testing any compounds with potential therapeutic value in human subjects in the United States, we must satisfy stringent government requirements for preclinical studies. Preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results obtained from in vivo studies in several animal species, as well as data from in vitro studies, are submitted to the FDA as part of an IND application and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

In order to test a new drug in humans in the United States, an IND must be filed with the FDA. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concern or questions about the conduct of the trials as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

Clinical trials are typically conducted in three sequential phases, Phases I, II and III, with Phase IV trials potentially conducted after initial marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

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Phase I. After an IND becomes effective, Phase I human clinical trials may begin. These trials evaluate a drug’s safety profile and the range of safe dosages that can be administered to healthy volunteers and/or patients, including the maximum tolerated dose that can be given to a trial subject with the target disease or condition. Phase I trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body and the duration of its action.

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Phase II. Phase II clinical trials are typically designed to evaluate the potential effectiveness of the drug in patients and to further ascertain the safety of the drug at the dosage given in a larger patient population.

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Phase III. In Phase III clinical trials, the drug is usually tested in one or more controlled, randomized trials comparing the investigational new drug to an approved form of therapy or placebo in an expanded and well defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regimen as compared to a placebo or an approved standard therapy in defined patient populations with a given disease and stage of illness for the purpose of submission for regulatory approval.

After completion of Phase I, II and III clinical trials, if there is substantial evidence that the drug is safe and effective, an NDA is prepared and submitted for the FDA to review. The NDA must contain all of the essential information on the drug gathered to that date, including data from preclinical and clinical trials, and the content and format of an NDA must conform to all FDA regulations and guidelines. Accordingly, the preparation and submission of an NDA is a significant undertaking for a company.

Phase IV clinical trials are studies required of or agreed to by a sponsor that are typically conducted after the FDA has approved a product for marketing. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase III/IV post approval clinical trials. Failure to promptly conduct Phase IV clinical trials could result in withdrawal of approval for products approved under accelerated approval regulations.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information from the sponsor rather than accepting an NDA for filing. In this case, the NDA must be re-submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Most NDAs are reviewed by the FDA within 10 months of submission. The review process is often significantly extended by the FDA through requests for additional information and clarification. The FDA may refer the application to an appropriate advisory committee, typically a panel of non-government experts such as researchers and clinicians, for review, evaluation and a recommendation as to whether the application should be approved and, if so, for which intended uses. The FDA is not bound by the recommendation but typically gives it great weight. If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, the latter of which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA’s evaluation of the NDA submission or manufacturing facility is not favorable, the FDA may refuse to approve the NDA or issue a not-approvable letter.

Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMPs regulations which impose procedural and documentation requirements upon us and any third party manufacturers we utilize.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or approval of new indications after the initial approval of our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the United States or abroad.

Section 505(b)(2) Applications

Some of our product candidates may be eligible for submission, review and approval under the FDCA’s Section 505(b)(2) approval process, which generally requires less applicant-gathered data than the traditional NDA process described above. A Section 505(b)(2) application is filed for drugs that are already marketed by other companies in the US, and is permitted to rely on certain data previously submitted by the sponsor of the approved drug. Section 505(b)(2) applications may be submitted for a new indication or a new dosage form that requires a modification of labeling for an approved drug. Such labeling changes often require studies of therapeutic equivalency in addition to bioavailability or bioequivalence studies for the approval of the new product. Section 505(b)(2) applications may rely on the FDA’s previous findings for the safety and effectiveness of the listed drug, scientific literature, and information obtained by the 505(b)(2) applicant needed to support the modification of the listed drug. For this reason, preparing Section 505(b)(2) applications is generally less costly and time-consuming than preparing an NDA based entirely on new data and information from a full set of pre-clinical and clinical trials. The law governing Section 505(b)(2) or FDA’s current policies may change in such a way as to adversely affect our applications for approval that seek to utilize the Section 505(b)(2) approach. Such changes could result in additional costs associated with additional studies or clinical trials and delays.

The FDCA provides that reviews and/or approvals of applications submitted under Section 505(b)(2) will be delayed in various circumstances. For example, the holder of the NDA for the listed drug may be entitled to a period of market exclusivity, during which the FDA will not approve, and may not even review a Section 505(b)(2) application from other sponsors. If the listed drug is claimed by a patent that the NDA holder has listed with the FDA, the Section 505(b)(2) applicant must submit a patent certification. If the 505(b)(2) applicant certifies that the patent is invalid, unenforceable, or not infringed by the product that is the subject of the Section 505(b)(2), and the 505(b)(2) applicant is sued within 45 days of its notice to the entity that holds the approval for the listed drug and the patent holder, the FDA will not approve the Section 505(b)(2) application until the earlier of a court decision favorable to the Section 505(b)(2) applicant or the expiration of 30 months. The regulations governing marketing exclusivity and patent protection are complex, and it is often unclear how they will be applied in particular circumstances.

In addition, both before and after FDA approval is sought, we and our collaborators are required to comply with a number of FDA requirements. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain limitations and other requirements concerning advertising and promotion for our products. Also, quality control and manufacturing procedures must continue to conform to continuing GMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with continuing GMP. In addition, discovery of problems such as safety problems may result in changes in labeling or restrictions on a product manufacturer or NDA holder, including removal of the product from the market.

MER 101, MER 102 and MER 103 are eligible for submission, review and approval under the FDCA’s Section 505(b)(2) approval process, which generally requires less applicant-gathered data than the traditional NDA process. A Section 505(b)(2) application may only be filed for drugs that are already marketed by other companies in the United States, and may rely on certain data previously submitted by the sponsor of the approved drug. Section 505(b)(2) applications may be submitted for a new indication or, as in the case of MER 101, MER 102 and MER 103, a new dosage form that requires a modification of labeling for an approved drug. These labeling changes typically require studies of therapeutic equivalency which compare the approved drug with the reformulated product using endpoints similar to those employed in the original Phase III studies for the approved product. These studies are usually designed with sufficient statistical power to demonstrate non-inferiority of the reformulated product and collect detailed safety and efficacy data. Throughout this prospectus we refer to these studies as Phase II studies. Dose-ranging studies, including bioequivalence, pharmacokinetic, and pharmacodynamic studies are carried out to identify the relationship between the original and reformulated products and may be single or multiple dosing studies, depending upon specific needs of the development program. These studies are intended to establish the appropriate dose(s) for the Phase III trial, and are consequently referred to as Phase II studies. Initial safety and tolerance studies (i.e. Phase I studies) are usually not required in this type of drug development program, since Section 505(b)(2) applications usually rely on the FDA’s previous findings on the safety and efficacy of the approved drug.

Outside the United States

Outside the United States we are subject to similar regulation by the relevant regulatory authority, including the Irish Medicines Board in Ireland. In addition, our activities in Europe are affected by the European Medicines Evaluation Agency, which is based in London, England.

We will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

Similar to FDA regulation in the United States, the various phases of pre clinical and clinical research are subject to significant regulatory controls. Although the regulatory controls on clinical research have undergone a harmonization process following the adoption of the Clinical Trials Directive 2001/20/EC, significant variations remain in the interpretation and implementation of these regulations within certain member state regimes. However, all member states currently require independent institutional review board approval of interventional clinical trials. Most regulators also require the submission of adverse event reports during a study and a copy of the final study report.

Employees

As of September 15, 2007, we had 21 employees, 16 of whom are engaged in research and development and technical functions and five of whom perform executive and administrative functions. Four of our employees are located at our facility in Wilmington, North Carolina, and 17 are located at our facility in Dublin, Ireland. Of the 21 employees, nine hold advanced degrees.

Facilities

Our facilities currently consist of approximately 6,000 square feet of facilities located in Dublin, Ireland and approximately 1,000 square feet of office facilities located in Wilmington, North Carolina. Our Dublin facility is the location for our finance department, research and development and manufacturing operations and includes facilities for pre-formulation analysis, formulation development, analytical chemistry, and small scale GMP clinical manufacturing. The lease for our Dublin facility expires on January 31, 2009. Our Wilmington facility is leased on a month-to-month basis and is the location for the administrative, clinical development and regulatory affairs functions.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Our executive officers, directors and their ages as of September 15, 2007, are as follows:

Name	Age	Position
Michael J. McKenna, Ph.D.	60	Chief Executive Officer and Director
John Lynch	45	Chief Operating Officer and Director
Thomas W. Leonard, Ph.D.	55	Vice President and Chief Scientific Officer
Jonathan O’Connell	41	Chief Financial Officer
Declan Ryan	44	Director, Chairman of the Board
Anthony Carragher	36	Director
Michael Donnelly	54	Director
Fintan Maher	40	Director
James S.J. Manuso, Ph.D.	58	Director
Peter Thornton	42	Director
Patrick Wall	52	Director

Michael J. McKenna, Ph.D.

Dr. McKenna has served as our chief executive officer and on our board of directors since April 2004. From April 2004 to April 2006, Dr. McKenna served as chairman of our board of directors. From September 1999 to March 2004, Dr. McKenna served as vice president of science and technology at A.M. Pappas & Associates, LLC, a life sciences venture development company. Previously, he owned and operated Pharmaceutical Consulting Services, advising the biopharmaceutical industry in drug development and drug safety. Prior to this he was Vice President, Drug Development at Parke Davis. Dr. McKenna also held numerous scientific and managerial positions in the toxicology laboratories of The Dow Chemical Company and Parke Davis. Dr. McKenna received a B.A. in English from St. John Fisher College and a Ph.D. in Toxicology from the University of Rochester School of Medicine and Dentistry.

John Lynch

Mr. Lynch has served as our chief operating officer since May 2005, as our managing director from April 2004 to May 2005, and on our board of directors since April 2005. From April 2003 to April 2004, Mr. Lynch was the chief executive officer of JML Healthcare. From April 1999 to April 2003, Mr. Lynch served as a divisional director of Abbott Laboratories Ltd., a global health care company. Previously, he held positions as senior business development manager, Abbott International USA; Division Director, Hospital Products and Nutritional Products Divisions, Abbott Laboratories, Ireland, and financial director, Abbott Laboratories, Ireland. Earlier in his career Mr. Lynch held financial positions with Bayer Diagnostics Limited and Ernst & Young. Mr. Lynch received a B.Comm. from University College Dublin, and an MMII from the Marketing Institute. He is also a fellow of the Institute of Chartered Accountants in Ireland.

Thomas W. Leonard, Ph.D.

Dr. Leonard has served as our chief scientific officer since April 2004. From February 2004 to March 2004, Dr. Leonard was the owner and manager of Leonard Consulting, LLC, a company providing consulting services in product and intellectual property development. From June 1999 to January 2004, Dr. Leonard served as the vice president and chief scientific officer of Endeavor Pharmaceuticals, Inc., a specialty pharmaceutical company specializing in women’s health. Previously, he was Senior Director, Product Development at aaiPharma, Inc., where he was responsible for all formulation development, scale-up and transfer, and for clinical and commercial manufacturing. Prior to this, Dr. Leonard was Director of aaiPharma’s Formulations Development Division. Before aaiPharma, Dr. Leonard held the positions of Associate Director, Liquid Formulations and Parenteral

Development Sections, and corporate project team leader at Wyeth-Ayerst Research, and Section Head, Biopharmacy and Experimental Formulations at Ayerst Laboratories, Inc. Dr. Leonard received a B.S. in Pharmacy from The College of Pharmacy, University of South Carolina, and a Ph.D. in Pharmaceutics from the Medical College of Virginia, Virginia Commonwealth University.

Jonathan O’Connell

Mr. O’Connell has served as our chief financial officer since November 2005. From October 2004 to May 2005, Mr. O’Connell served as the director of finance of Avaya Inc., a provider of business communications software. From April 2000 to September 2004, Mr. O’Connell was the chief financial officer and a member of the board of directors of Spectel plc, a provider of integrated audio and web conferencing solutions. From June 1994 to March 2000, Mr. O’Connell served as the chief financial officer and on the board of directors of Trinity Biotech plc, a Nasdaq-listed developer and manufacturer of diagnostic tests. From December 1992 to June 1994, Mr. O’Connell served as the group financial controller of Trinity Biotech plc. Mr. O’Connell received a B.B.S. in Business Studies from Trinity College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland.

Declan Ryan

Mr. Ryan has served on our board of directors since April 2006. Since October 2004 Mr. Ryan has served as managing director of Irelandia II Limited, and since July 2001, he has served on Irelandia II’s board of directors. Since January 1991, Mr. Ryan has served as managing director and on the board of directors of Irelandia Investments Limited. Mr. Ryan also serves on the board of directors of Growcorp Group Ltd. Mr. Ryan received his B.A. from University College Dublin.

Anthony Carragher

Mr. Carragher has served on our board of directors since December 2004. Since January 2005, Mr. Carragher has served as the managing director of Complete Investment Solutions, and from July 2001 to December 2004, he was the investments manager of Irelandia Investments Limited. Mr. Carragher has served on the board of directors of Irelandia II Limited since July 2001, and on the board of directors of Growcorp Group Ltd. since October 2004. He received an A.C.A. from the Institute of Chartered Accountants in Ireland. He is also Chief Financial Officer to the One Foundation, a major Irish charitable organization.

Michael Donnelly

Professor Donnelly has served on our board of directors since April 2004. Professor Donnelly established Growcorp in January 1999. Prior to Growcorp, he was Vice President and General Manager of Cincinnati Sub Zero Inc., a medical products company in Cincinnati, Ohio, from 1996 to 1998, Vice President of IEP Group, Research Triangle Park, North Carolina from 1993 to 1996, Professor of Pediatrics, College of Medicine, University of Cincinnati, Ohio, and Director of Bioengineering Research at the Perinatal Research Institute, Cincinnati, Ohio from 1986 to 1996, Director of Research and Development from 1983 to 1986 and Director of Marketing from 1980 to 1983 with Air-Shields Inc. Professor Donnelly sits on the boards of Growcorp Group, Growcorp (GP), Gas Sensor Solutions, Fluorocap and Pharmatrin, Orakine, North Wall General Partners, Neutekbio, Irish Venture Capital Association and Irish Biotechnology Association and is the Managing Partner of the European Bioscience Fund.

Fintan Maher

Mr. Maher has served on our board of directors since April 2004. Since May 2005, he has served as the managing director of Northwall General Partners Ltd. From October 2004 to May 2005, Mr. Maher served as the managing director of Growcorp Group Ltd., an investment fund focused on life sciences companies. From June 1999 to September 2004, Mr. Maher was the investments manager of Irelandia Investments Ltd. Mr. Maher received a B.Comm. from University College Dublin. He is a member of the Society of Investment Analysts in Ireland, a member society of the CFA Institute.

James S.J. Manuso, Ph.D.

Dr. Manuso has served on our board of directors since July 2006. Since January 2004, Dr. Manuso has served as the president and chief executive officer of SuperGen, Inc., which discovers, develops and commercializes hematology and oncology pharmaceuticals. Dr. Manuso has served on the board of directors of SuperGen, Inc. since February 2001, and as the chief executive officer-elect of SuperGen, Inc. from September 2003 to December 2003. Dr. Manuso is the co-founder and immediate past president and chief executive officer of Galenica Pharmaceuticals, Inc. Dr. Manuso co-founded and was general partner of PrimeTech Partners, a biotechnology venture management partnership, from 1998 to 2002, and managing general partner of The Channel Group LLC, an international life sciences corporate advisory firm. He was also president of Manuso, Alexander & Associates, Inc., management consultants and financial advisors to pharmaceutical and biotechnology companies. He currently serves on the board of directors of KineMed, Inc., a private company and Novelos Therapeutics, Inc. Previously, he served on the boards of Inflazyme Pharmaceuticals, Inc., Symbiontics, Inc. (now Zystor, Inc.), Quark Biotech, Inc., Galenica Pharmaceuticals, Inc., Supratek Pharma, Inc. and the greater San Francisco Bay Area Chapter of the Leukemia and Lymphoma Society. Dr. Manuso received a B.A. with honors in Economics and Chemistry from New York University, a Ph.D. in Experimental Psychophysiology from The Graduate Faculty of the New School University, a Certificate in Healthcare Management from Harvard Business School and an Executive M.B.A. from Columbia Business School.

Peter Thornton

Mr. Thornton has served on our board of directors since July 2006. In July 2007, Mr. Thornton was appointed senior vice president, head of product, technology and business development for Elan Drug Technologies. From September 2006 until July 2007, Mr. Thornton served as president and chief operating officer of Circ Pharma Limited, a specialty pharmaceutical product development company with a late stage pipeline focused on the development of novel formulations of existing drugs in the areas of cardiology and neurology. From June 2004 to September 2006, Mr. Thornton served as the senior vice president and chief financial officer of Antigenics, Inc., a Nasdaq-listed biotechnology company focused on cancer, infectious diseases and autoimmune disorders. From 1994 to 2004, Mr. Thornton held senior management positions in operations and finance with Elan Corporation, plc, most recently as senior vice president of business operations. Earlier, Mr. Thornton worked at the international accounting firm, KPMG, in Dublin and Paris. Mr. Thornton serves as a non-executive director of Antigenics, Inc. He earned a bachelor’s degree in commerce from University College, Cork, Ireland, and is a fellow of the Institute of Chartered Accountants in Ireland.

Patrick Wall

Mr. Wall has served on our board of directors since April 2004. Since 1981, Mr. Wall has served as a partner and senior Tax & Legal Services Partner with PriceWaterhouseCoopers with responsibility for investment management. Since 1999, Mr. Wall has served on the board of directors of Growcorp Group Ltd. Mr. Wall received a B.A. in Economics from University College Dublin.

Scientific Advisors

Our scientific advisors consult with us regularly on matters relating to:

•	our research and development programs;

•	the design and implementation of our clinical trials;

•	market opportunities from a clinical perspective;

•	new technologies relevant to our research and development programs; and

•	scientific and technical issues relevant to our business.

Our principal scientific advisors are:

Name	Affiliation	Expertise

John Amory, MD	University of Washington, Seattle, WA	Endocrinology

William Barr, Pharm.D., Ph.D.	Virginia Commonwealth University, School of Pharmacy	Biopharmaceutics, Pharmacokinetics, Drug delivery

Charles Bon, MS	Biostudy Solutions, LLC, Wilmington, NC	Biostatistician

David Brayden, BSc, MSc, Ph.D.	University College Dublin Faculty of Veterinary Medicine	Vaccine delivery, Targeting ligands

Owen Corrigan	Trinity College, Professor of Pharmacy	Formulation development GIRES

Abina Crean, Ph.D.	University of Cork, Ireland	Drug delivery, Pharmaceutics

Jean Rivier, Ph.D.	Salk Institute for Biological Studies, La Jolla	GnRH Chemistry

Matthew R. Smith, MD, Ph.D.	Massachusetts General Hospital Cancer Center	Oncology

James A. Swarbrick, Ph.D., DSc	PharmaceuTech, Inc., Pinehurst, NC	Drug delivery, Pharmaceutics

Wulf Utian, MD, Ph.D.	North American Menopause Society	Reproductive endocrinology, Osteoporosis

Board Composition

Our board of directors consists of nine members, Messrs. Ryan, Lynch, Carragher, Donnelly, Maher, Thornton and Wall and Drs. McKenna and Manuso. Our directors hold office until the earlier of their death, resignation, disqualification or removal. We have determined that Dr. Manuso and Mr. Thornton are independent directors under the marketplace rules of the Nasdaq Stock Market. There are no family relationships among any of our directors and executive officers.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee. Our audit committee is comprised of Messrs. Thornton, Carragher and Maher and Dr. Manuso. Mr. Thornton is the chairman of the audit committee. Among other functions, the audit committee is responsible for the following:

•	overseeing and monitoring our accounting and financial reporting processes and the audits and integrity of our financial statements;

•	appointing and overseeing the work of our independent auditors, and reviewing the adequacy of our system of overseeing the independent auditor’s qualifications, independence and performance;

•

assisting the board of directors in the oversight and monitoring of our compliance with legal and regulatory requirements of the Securities and Exchange Commission, the Nasdaq Global Market, the Irish Enterprise Exchange and other similar regulatory bodies;

•	reviewing our internal accounting and financial controls; and

•

reviewing our audited financial statements and reports and discussing the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting and policies.

Compensation Committee. Our compensation committee is comprised of Dr. Manuso and Messrs. Donnelly, Thornton and Wall. Dr. Manuso is the chairman of the compensation committee. Among other functions, the compensation committee is responsible for the following:

•	reviewing and making recommendations to the board of directors regarding compensation goals and guidelines for employees and amendments to equity compensation plans;

•	administering our equity compensation plans;

•	approving all option grants to our executive officers; and

•	producing a report on executive compensation for inclusion in our proxy statement.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is comprised of Messrs. Manuso, Thornton and Wall. Mr. Wall is the chairman of the nominating and corporate governance committee. Among other functions, the nominating and corporate governance committee is responsible for the following:

•	recommending to our board of directors a slate of directors for nominating;

•	developing and recommending to our board of directors a set of corporate governance principles applicable to our company;

•	overseeing the process for evaluating our board of directors and management;

•

evaluating the current composition, organization and governance of our board of directors and its committees, determining future requirements and making recommendations to our board of directors for approval; and

•

reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee and its members, including the compliance of the nominating and corporate governance committee with its charter.

Compensation of Directors

Each of our independent directors receives €25,000 annually for his services on our board of directors, which is paid in equal quarterly installments over the course of the year, and all directors are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and board committee meetings.

We have also offered our independent directors compensation in the form of options exercisable for the purchase of our ordinary shares. Each independent director appointed to our board of directors receives an option to purchase up to 22,174 ordinary shares upon such appointment. In addition, directors who serve as chairperson of a committee of the board of directors receive an additional option to purchase up to 6,522 ordinary shares, and each other member of the committee receives an option to purchase up to an additional 4,348 ordinary shares. The option grants to Dr. Manuso and Mr. Thornton had an exercise price of €0.023 per ordinary share.

Future option grants to directors will have exercise prices equal to the fair market value of our ordinary shares on the date of grant. All options granted to directors vest monthly over a period of 36 months and are exercisable for a period of up to 10 years from the date of grant, except for directors who are Irish citizens who may only exercise their options for a period of seven years from the date of grant. In addition, each of these options may become 100% exercisable and fully accelerated at the discretion of the board of directors upon a change in control.

Compensation Committee Interlocks

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Summary Compensation Table

The following table sets forth information concerning the compensation earned by our chief executive officer and to our three other executive officers who had compensation in excess of $100,000 during the nine month fiscal year ended December 31, 2006. We refer to these officers collectively as our named executive officers.

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Stock Awards (1)	Option Awards (1)	Total
Michael J. McKenna, Ph.D. Chief Executive Officer	2006	$157,500	$84,000	$7,875	$77,129	$29,592	$356,096
John Lynch Chief Operating Officer	2006	$151,901	$81,014	$15,190	$52,361	—	$300,466
Thomas W. Leonard, Ph.D. Vice President and Chief Scientific Officer	2006	$131,250	$70,000	$6,563	$52,361	—	$260,174
Jonathan O’Connell Chief Financial Officer	2006	$143,303	$38,214	$14,330	$26,180	—	$222,027

(1)	Based on the dollar amount recognized for financial statement reporting purposes with respect to the year ended December 31, 2006 in accordance with FAS 123(R).

Entitlements to Ordinary Shares and Options under Plan-Based Awards in the Last Fiscal Year

The following table provides information regarding entitlement of restricted ordinary shares and option grants to each of our named executive officers during the nine month fiscal year ended December 31, 2006.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units		All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Options Awards (1)
Michael J. McKenna, Ph.D. Chief Executive Officer	10/05/06	5,083	(2)	—	€0.023	$24,837
John Lynch Chief Operating Officer	10/05/06	2,542	(2)	—	€0.023	$12,419
Thomas W. Leonard, Ph.D. Vice President and Chief Scientific Officer	10/05/06	2,542	(2)	—	€0.023	$12,419
Jonathan O’Connell Chief Financial Officer	10/05/06	1,271	(2)	—	€0.023	$6,209

(1)	Amounts represent the total fair value of restricted ordinary shares and stock options granted in 2006 under SFAS 123(R).
(2)	Reflects the number of ordinary shares to which our named executive officers became entitled during the fiscal year ended December 31, 2006 in accordance with their employment agreements, as further described in “Executive Compensation – Employment Agreements.”

Equity Incentive Awards Outstanding as of Fiscal Year-End

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2006.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexerciseable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Michael J. McKenna, Ph.D. Chief Executive Officer	78,744	52,496	€0.023	April 7, 2016	137,774	$1,449,514	—	—
John Lynch Chief Operating Officer	—	—	—	—	95,135	$1,046,485	—	—
Thomas W. Leonard, Ph.D. Vice President and Chief Scientific Officer	—	—	—	—	95,135	$1,046,485	—	—
Jonathan O’Connell Chief Financial Officer	—	—	—	—	79,278	$872,058	—	—

(1)	There was no public trading market for our ordinary shares as of September 15, 2007. The market value of ordinary shares that have not vested has been calculated assuming an initial public offering price of $11.00 per ADS or €8.15 per ordinary share.

Ordinary Shares Vested During the Last Fiscal Year

The following table lists the ordinary shares vested by our named executive officers during the nine month fiscal year ended December 31, 2006.

	Stock Awards
Name	Number of Ordinary Shares Acquired on Vesting	Value Realized on Vesting
Michael J. McKenna, Ph.D. Chief Executive Officer	73,235	$77,129
John Lynch Chief Operating Officer	48,584	$52,361
Thomas W. Leonard, Ph.D. Vice President and Chief Scientific Officer	48,584	$52,361
Jonathan O’Connell Chief Financial Officer	39,639	$26,180

Employment Agreements

Michael J. McKenna, Ph.D.

On July 23, 2004, we entered into a Service Agreement with Dr. McKenna, our chief executive officer, pursuant to which Dr. McKenna received the right to purchase, at par value, a number of our ordinary shares representing 6% of our outstanding capital stock, calculated on a fully diluted basis. The agreement provides that the number of ordinary shares that Dr. McKenna is eligible to purchase is to be measured as of the time that we complete an equity financing in which we raise at least $12.0 million, which financing has not yet occurred. The initial ordinary shares issued to Dr. McKenna and all additional ordinary shares issued to maintain his 6% ownership interest vest over four years commencing in April 2004 or immediately upon a change of control or termination other than for cause, and are subject to our right of first refusal on any proposed transfer. We have the right to repurchase the unvested portion of these ordinary shares at par value upon termination of

Dr. McKenna’s employment. In September 2007, Dr. McKenna’s employment agreement and related share restriction agreement were revised to provide that all remaining unvested shares would vest 25% per year over the four years following this offering, subject to acceleration upon a change of control. In April 2006, our board of directors agreed to issue a portion of the shares issuable to Dr. McKenna under his service agreement to him in the form of an option. As of September 15, 2007 Dr. McKenna is entitled to purchase 475,673 ordinary shares at par, 341,739 of which have been issued in the form of ordinary shares and 126,156 in the form of options to purchase ordinary shares at an exercise price of €0.023. Because the convertible preference shares and convertible loan stock we have issued are contingently convertible, Dr. McKenna is not entitled to additional ordinary shares as a result of these issuances to maintain his 6% ownership until the relevant contingencies are resolved. Upon the closing of this offering, assuming an initial public offering price of $11.00 per ADS or €8.15 per ordinary share, Dr. McKenna will become entitled to receive an additional 202,400 ordinary shares and we will issue an additional 210,178 ordinary shares in the form of ADSs at par in full satisfaction of his right to receive 6% of our fully diluted issued and outstanding ordinary shares.

The agreement also provides that Dr. McKenna shall be: (1) paid a specified base salary, which will be reviewed at least annually by the board of directors and which may be subject to increases that the board of directors may approve and (2) eligible to receive an annual bonus based upon criteria to be determined by the board of directors or the compensation committee of the board of directors.

John Lynch

On March 17, 2004, we entered into an offer letter with John Lynch, our chief operating officer, pursuant to which Mr. Lynch received the right to purchase, at par value, a number of our ordinary shares representing 3% of our outstanding capital stock, calculated on a fully diluted basis. The agreement provides that the number of ordinary shares that Mr. Lynch shall be eligible to purchase is to be measured, first, as of the time we completed our first equity financing, and to be further adjusted at the time we complete an equity financing in which we raise at least $12.0 million, which financing has not yet occurred. The initial ordinary shares issued to Mr. Lynch and all additional ordinary shares issued to maintain his 3% ownership interest vest over four years commencing in April 2004 or immediately upon a change of control or termination other than for cause, and are subject to our right of first refusal on any proposed transfer. We have the right to repurchase the unvested portion of these ordinary shares at par value upon termination of Mr. Lynch’s employment. As of September 15, 2007 Mr. Lynch is entitled to purchase 237,837 ordinary shares at par, 233,948 of which have been issued. Because the convertible preference shares and convertible loan stock we have issued are contingently convertible, Mr. Lynch is not entitled to additional ordinary shares as a result of these issuances to maintain his 3% ownership until the relevant contingencies are resolved. Upon the closing of this offering, assuming an initial public offering price of $11.00 per ADS or €8.15 per ordinary share, Mr. Lynch will become entitled to receive an additional 101,199 ordinary shares and we will issue an additional 105,088 ordinary shares in the form of ADSs at par in full satisfaction of his right to receive 3% of our fully diluted issued and outstanding ordinary shares.

The agreement further provides that upon a change in control of the company all of the shares then subject to the repurchase option shall be immediately released from the repurchase option. The agreement also provides that Mr. Lynch shall be: (1) paid a specified base salary, which will be reviewed annually by the board of directors and which may be subject to increases (but not decreases) that the board of directors may approve, and (2) eligible to receive an annual bonus based upon criteria to be determined by the board of directors or the compensation committee of the board of directors.

Thomas W. Leonard, Ph.D.

On April 1, 2004, we entered into an offer letter with Thomas W. Leonard, Ph.D., our vice president and chief scientific officer, pursuant to which Dr. Leonard received the right to purchase, at par value, a number of our ordinary shares representing 3% of our outstanding capital stock, calculated on a fully diluted basis. The agreement provides that the number of ordinary shares that Dr. Leonard shall be eligible to purchase is to be measured as of the time that we complete an equity financing in which we raise at least $12.0 million, which financing has not yet occurred. The initial ordinary shares issued to Dr. Leonard and all additional ordinary shares issued to maintain his 3% ownership interest vest over four years commencing in April 2004 or immediately upon a change of control or termination other than for cause, and are subject to our right of first refusal on any proposed transfer. We have the right to repurchase the unvested portion of these ordinary shares at par value upon termination of Dr. Leonard’s employment. In September 2007, Dr. Leonard’s employment agreement and related share restriction agreement were revised to provide that all remaining unvested shares would vest 25% per year over the four years following this offering, subject to acceleration upon a change of control. As of September 15, 2007, Dr. Leonard is entitled to purchase 237,837 ordinary shares at par, 233,948 of which have been issued. Because the convertible preference shares and convertible loan stock we have issued are contingently convertible, Dr. Leonard is not entitled to additional ordinary shares as a result of these issuances to maintain his 3% ownership until the relevant contingencies are resolved. Upon the closing of this offering, assuming an initial public offering price of $11.00 per ADS or €8.15 per ordinary share, Dr. Leonard will become entitled to receive an additional 101,199 ordinary shares and we will issue an additional 105,088 ordinary shares in the form of ADSs at par in full satisfaction of his right to receive 3% of our fully diluted issued and outstanding ordinary shares.

The agreement also provides that Dr. Leonard shall be: (1) paid a specified base salary, which will be reviewed at least annually by the board of directors and which may be subject to increases that the board of directors may approve and (2) eligible to receive an annual bonus based upon criteria to be determined by the board of directors or the compensation committee of the board of directors. In addition, if Dr. Leonard is, following a change in control, constructively terminated or is terminated without cause, he shall be entitled to severance payments at his base salary rate for six months. A constructive termination is generally deemed to have occurred upon any one of the following three events: (1) a material reduction in the executive’s duties, responsibilities or salary; (2) the company’s breach of the agreement; and (3) the relocation of the executive to a facility more than 50 miles from the company’s current location.

Jonathan O’Connell

On November 23, 2005, we entered into a service agreement with Jonathan O’Connell, our chief financial officer, pursuant to which Mr. O’Connell received the right to receive options upon joining the company exercisable for the purchase, at par value, of a number of our ordinary shares representing 1.5% of our outstanding capital stock. The agreement provides that the number of shares that Mr. O’Connell shall be eligible to purchase is to be measured first, as of the commencement of his employment with the company, and to be further adjusted as of the time that we complete an equity financing in which we raise at least $12.0 million, which financing has not yet occurred. In December 2005, we issued Mr. O’Connell an option to purchase 101,333 ordinary shares at an exercise price of $0.023 per share. In April 2006, our board of directors modified Mr. O’Connell’s service agreement to allow for the issuance of ordinary shares at par to Mr. O’Connell instead of the issuance of options, with the same vesting provisions as the original service agreement. In connection with this modification, Mr. O’Connell’s option was cancelled and he was granted 116,974 ordinary shares at par, which are subject to our right of first refusal on any proposed transfer. The initial ordinary shares issued to Mr. O’Connell and all additional ordinary shares issued to maintain his 1.5% ownership interest vest over three years commencing in November 2005 or immediately upon a change of control or termination other than for cause. We have the right to repurchase the unvested portion of these ordinary shares at par value upon termination of Mr. O’Connell’s employment. As of September 15, 2007, Mr. O’Connell is entitled to purchase 118,919 ordinary shares at par, 116,974 of which have been issued. Because the convertible preference shares and convertible loan stock we have issued are contingently convertible, Mr. O’Connell is not entitled to additional ordinary shares as a result of these issuances to maintain his 1.5% ownership until the relevant contingencies are resolved. Upon the closing of this offering, assuming an initial public offering price of $11.00 per ADS or €8.15 per ordinary share, Mr. O’Connell will become entitled to receive an additional 50,599 ordinary shares and we will issue an additional 52,544 ordinary shares in the form of ADSs at par in full satisfaction of his right to receive 1.5% of our fully diluted issued and outstanding ordinary shares.

The agreement also provides that Mr. O’Connell shall be: (1) paid a specified base salary, which will be reviewed at least annually by the board of directors and which may be subject to increases that the board of directors may approve and (2) eligible to receive an annual bonus based upon criteria to be determined by the board of directors or the compensation committee of the board of directors.

Share Option and Other Compensation Plans

Merrion Pharmaceuticals plc Share Option Plan

We established the Merrion Pharmaceuticals plc Share Option Plan, or the Plan, on August 8, 2006. The Plan was approved by our shareholders on August 8, 2006. The purpose of the Plan is to attract and retain the best available personnel to promote the success of our business. We are required to keep available sufficient authorized but unissued shares to satisfy our obligations under the Plan. On September 7, 2007, options exercisable for the purchase of Merrion Pharmaceuticals Limited ordinary shares were exchanged for options exercisable for the purchase of ordinary shares in our new holding company, Merrion Pharmaceuticals plc, under a successor plan.

Under the Plan, all of our employees, directors or consultants, as well as those of our subsidiaries are eligible to receive grants of share options. Our employees, directors or consultants that are subject to taxation in the United States are eligible to receive nonstatutory share options. Employees subject to United States taxation are also eligible to receive grants of incentive share options intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended, or the Code. The Plan is administered by the compensation committee of our board of directors, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant.

Upon any person (either alone or together with any person acting in concert with him) obtaining control of us within the meaning of Section 11 of the Irish Taxes Consolidation Act, 1997 as a result of purchasing or making a general offer to purchase our shares or if we sell our core business or sell what our board of directors, in its sole discretion, determines to be the substantial core of our business, any unexercisable portion of an outstanding option may become 100% exercisable and fully vested, and/or our board of directors may require that all unexercised options be exercised within 30 days of the occurrence of the foregoing event.

All options granted to service providers that are not subject to United States taxation may be granted at any exercise price per share that exceeds the nominal value of an ordinary share. The exercise price of all incentive share options granted to employees subject to United States taxation must be equal to the fair market value of an ordinary share on the date of grant. The exercise price of nonstatutory options granted to service providers subject to United States taxation is determined by the compensation committee but must be at least equal to the par value of an ordinary share and, for nonstatutory stock options intended to qualify as performance based compensation within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of an ordinary share on the day preceding the date of grant. For any participant who owns shares possessing more than 10% of the voting power of all of our classes of outstanding share capital, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value of an ordinary share on the grant date, and the term of the incentive stock option must not exceed five years. Options must be exercised within a period specified at the date of grant, which is generally seven years.

Our board of directors may amend, suspend or terminate the Plan or any portion thereof at any time. Shareholder approval is necessary to increase the aggregate number of ordinary shares which may be issued under the Plan.

As of September 15, 2007, no ordinary shares have been issued upon the exercise of share options granted under the Plan, 275,021 ordinary shares are subject to outstanding options at a weighted average exercise price of $0.14 per ordinary share, and 1,094,544, ordinary shares remain available for future grant. The weighted average exercise price of our outstanding options excludes options whose exercise price is determined by the market value of our ordinary shares on future dates.

Indemnification of Directors and Executive Officers and Limitation of Liability

We have obtained directors’ and officers’ insurance in the amount of $20 million for our directors and officers and employees for liabilities relating to the performance of their duties.

In general, Section 200 of the Irish Companies Act, 1963, prohibits us from exempting any of our officers from, or indemnifying any of them against, any liability arising from any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to us. Section 200 does, however, provide that we may indemnify any of our officers against any liability incurred by him in defending proceedings, whether civil or criminal, if judgment is given in his favor or the officer is acquitted. Additionally, upon our election, we can provide an indemnity under Section 200 where an officer is granted relief by a court under either Section 391 of the Irish Companies Act, 1963, or Section 42 of the Irish Companies (Amendment) Act, 1983. Our articles of association contain a provision for this indemnity.

At present, there is no pending material litigation or proceeding involving any of our officers or directors where indemnification will be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for indemnification of an officer or director.

RELATED PARTY TRANSACTIONS

We describe below transactions, or series of similar transactions, that occurred since inception, to which we were or will be a party:

•	in which the amounts involved exceeded or will exceed $60,000; and

•	in which any director, executive officer, holder of more than 5% of our ordinary shares or any member of their immediate family had or will have a direct or indirect material interest.

Option Grants to our Directors and Executive Officers

We have granted options to purchase ordinary shares to our independent directors, as more fully described in “Management—Compensation of Directors.” We have compensated our executive officers through the issuance of ordinary shares in accordance with agreements which protect these officers’ holdings against dilution, as further described in “Executive Compensation—Employment Agreements.” The following table sets forth the ordinary shares to which these officers are entitled as well as the ordinary shares which have been issued to date.

Name	Date Entitled	Number	Date Issued	Security Issued	Number

Michael J. McKenna, Ph.D	April 2004	314,304	April 2004	Restricted Stock	314,348
	November 2004	113,207
	December 2005	43,079	April 2006	Restricted Stock	27,391
	October 2006	5,083	April 2006	Option	126,156

Total		475,673			467,895

John Lynch	April 2004	157,152	April 2004	Restricted Stock	157,130
	November 2004	56,603
	December 2005	21,539	April 2006	Restricted Stock	76,818
	October 2006	2,541

Total		237,835			233,948

Thomas W. Leonard, Ph.D	April 2004	157,152	April 2004	Restricted Stock	157,130
	November 2004	56,603
	December 2005	21,539	April 2006	Restricted Stock	76,818
	October 2006	2,541

Total		237,835			233,948

Jonathan O’Connell	December 2005	117,648	December 2005	Option (1)	101,333
			April 2006	Cancelled Option (1)	(101,333)
	October 2006	1,270	April 2006	Restricted Stock (1)	116,973

Total		118,918			116,973

(1)	Mr. O’Connell was granted an option to purchase 1.5% of our outstanding capital stock on a fully diluted basis, as further described in “Executive Compensation – Employment Agreements.” On this basis at December 31, 2006, he was entitled to receive an option or options to purchase 117,648 ordinary shares. He was actually granted an option to purchase 101,333 ordinary shares. In April 2006, this option was cancelled and he was granted a number of restricted shares equal to 1.5% of our outstanding capital stock on a fully diluted basis with the same vesting provisions and a purchase price equal to the exercise price of the cancelled option.

Transactions with Directors

Mr. Wall is a partner in the accounting firm PriceWaterhouseCoopers, or PWC, which we retain to provide tax accounting guidance. In the fiscal years ended March 31, 2005, March 31, 2006 and the nine-month period ended December 31, 2006, we paid PWC fees of €20,700, €8,000 and €87,600, respectively. Mr. Wall does not provide services to us in his capacity as a partner in PWC.

Transactions with Shareholders

On December 23, 2003, we entered into an equipment lease agreement with Elan pursuant to which we lease certain laboratory equipment from Elan for a rental fee of €2,083 a month for a period of four years and nine months from the date of the agreement. This agreement was extended for an additional five years on January 29, 2007, and now expires on September 23, 2013.

On November 23, 2004, we entered into a shareholder’s agreement with Growcorp Group Limited pursuant to which Growcorp agreed to provide advice to us for a monthly fee of $5,121.

On December 15, 2005, we obtained a $1.2 million loan from AIB Bank plc. The loan was guaranteed by Declan Ryan, who was a shareholder at the time of the transaction and became a director in April 2006. In return for guaranteeing the loan, Mr. Ryan was granted a fixed and floating charge over all of our assets, as well as an option to acquire a 5% interest in our share capital on a fully diluted basis measured at the time of exercise subject to certain exclusions. The option was exercisable for a period of 65 days after the closing of a fundraising in an aggregate amount of at least $9.9 million. On November 22, 2006, in connection with the closing of our most recent convertible loan stock financing, we extended the exercise period of the option to November 22, 2007. As of September 15, 2007, the option is exercisable for 396,260 ordinary shares. Because the convertible preference shares and the convertible loan stock we have issued are contingently convertible, Mr. Ryan is not entitled to receive additional ordinary shares upon exercise of the option as a result of these issuances until the relevant contingencies are resolved. Upon completion of this offering, assuming an initial public offering price of $11.00 per ADS or €8.15 per ordinary share, the option will be exercisable for 741,416 ordinary shares. We expect that Mr. Ryan will agree to exercise this option in full in conjunction with this offering. In addition, an arrangement fee of $123,000 was charged by a company connected to Mr. Ryan in return for the arrangement of the guarantee. On June 26, 2006, we repaid the loan and the guarantee was released.

During the year ended March 31, 2006, we entered into a loan agreement for $1,317,000 (€1.0 million) with European Bioscience Fund I Limited, under which $1,241,998 million was drawn down. The loan bears interest at a fixed rate of 12% per annum. The loan including interest is to be repaid over 24 monthly equal installments commencing January 1, 2007. The loan facility is secured by a fixed and floating charge over some of our equipment. The loan was repaid in full on January 5, 2007.

On September 7, 2007, Merrion Pharmaceuticals plc acquired all of the issued and outstanding shares of Merrion Pharmaceuticals Limited from the shareholders, in exchange for the issuance of ordinary shares and preference shares in Merrion Pharmaceuticals plc.

Employment Agreements

We have entered into service agreements and offer letters with each of our executive officers. Please see “Executive Compensation—Employment Agreements.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our ordinary shares as of September 15, 2007, and as adjusted to reflect the sale of the ordinary shares offered hereby, by:

•	each shareholder who is known by us to beneficially own more than 5% of our ordinary shares;

•	each of our executive officers listed on the Summary Compensation Table under “Management”;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all ordinary shares subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of September 15, 2007, and any ordinary shares to which the person is entitled as of March 15, 2007 that have not yet been issued. We did not deem these ordinary shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The address for those individuals not otherwise indicated is c/o Merrion Pharmaceuticals plc, Biotechnology Building, Trinity College Dublin, Dublin 2, Ireland.

We have based our percentage ownership calculation on 7,230,441 ordinary shares outstanding at September 15, 2007 and 15,051,318 ordinary shares outstanding upon completion of this offering. The beneficial ownership of our ordinary shares following this offering listed in the table below assumes:

•	the sale of 4,000,000 ADSs and ordinary shares in this offering, at an assumed offering price of $11.00 per ADS or €8.15 per ordinary share;

•	the conversion of all outstanding preference shares into an aggregate of 141,660 ordinary shares immediately prior to the completion of this offering;

•	the conversion of all outstanding convertible loan stock into an aggregate of 2,449,434 ordinary shares upon completion of this offering;

•

the issuance of an aggregate of 10,732 ordinary shares at par to Elan upon completion of this offering as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”;

•

the issuance of 476,486 ordinary shares for consideration of €0.01 per ordinary share (par value) to members of our management team upon the completion of this offering as further described in “Executive Compensation – Employment Agreements”;

•

the issuance of 742,565 ordinary shares for consideration of €789,474 to Declan Ryan, a director, upon exercise of his option at the closing of this offering as further described in “Related Party Transactions – Transactions with Shareholders”; and

•	no exercise of the underwriters’ over-allotment option.

As of September 15, 2007, of our 7,230,441 outstanding ordinary shares, 575,687, or approximately 8%, were beneficially owned by two U.S. holders and the remaining 6,654,754, or approximately 92%, were beneficially owned by five Irish holders. All 750,000 of our outstanding Series A Preference Shares were held by a single Irish holder.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned Before this Offering	Percentage of Ordinary Shares Beneficially Owned Before this Offering	Number of Ordinary Shares Beneficially Owned Following this Offering	Percentage of Ordinary Shares Beneficially Owned Following this Offering
5% Shareholders:
European Bioscience Fund I Limited Partnership (1)	3,305,221	45.7%	3,305,221	22.0%
Growcorp Group Limited (2)	2,608,698	36.1%	2,608,698	17.3%
Elan Corporation, plc (3)	396,260	5.5%	400,645	2.7%
Directors and Named Executive Officers:
Anthony Carragher	—	—	—	—
Michael Donnelly (4)	5,913,919	81.8%	5,913,919	39.3%
Thomas W. Leonard, Ph.D. (5)	237,756	3.3%	339,834	2.3%
John Lynch (6)	237,756	3.3%	339,834	2.3%
James S.J. Manuso, Ph.D.	—	—	—	—
Fintan Maher	—	—	—	—
Michael J. McKenna, Ph.D. (7)	450,280	6.1%	679,668	4.5%
Jonathan O’Connell (8)	118,878	1.6%	169,917	1.1%
Declan Ryan (9)	6,310,179	82.7%	6,884,490	45.7%
Peter Thornton	—	—	—
Patrick Wall (10)	5,913,912	81.8%	5,913,919	39.3%
All directors and executive officers as a group (11 persons) (11)	7,354,850	95.0%	8,413,743	55.9%

(1)	Principal address is c/o Growcorp Ltd., 3015 Lakeside Drive, CityWest, Dublin 24, Ireland. Messrs. Donnelly, Ryan and Wall may be deemed to have shared voting or dispositive power over these ordinary shares. Each of them disclaims this beneficial ownership, except to the extent of his pecuniary interest therein.
(2)	Principal address is 3015 Lakeside Drive, CityWest, Dublin 24, Ireland. Messrs. Donnelly, Ryan and Wall may be deemed to have shared voting or dispositive power over these ordinary shares. Each of them disclaims this beneficial ownership, except to the extent of his pecuniary interest therein.
(3)	Principal address is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. Consists of: (i) 389,913 ordinary shares that are issued as of September 15, 2007; and (ii) (a) before this offering, 6,347 ordinary shares to which Elan is entitled as of September 15, 2007 that have not yet been issued and (b) following this offering, 4,385 ordinary shares in the form of ADSs to be issued upon completion of this offering in full satisfaction of its right to receive 5% of our fully diluted issued and outstanding ordinary shares.
(4)	Consists of (i) 3,305,221 ordinary shares held of record by European Bioscience Fund I Limited Partnership and (ii) 2,608,698 ordinary shares held of record by Growcorp Group Limited. Professor Donnelly disclaims beneficial ownership of these ordinary shares, except to the extent of his pecuniary interest in these entities.
(5)	Consists of: (i) 233,948 ordinary shares, 46,790 of which are subject to our right of repurchase which lapses over time; and (ii) (a) before this offering, 3,808 ordinary shares to which Dr. Leonard is entitled as of September 15, 2007 that have not yet been issued, and (b) following this offering, 102,078 ordinary shares in the form of ADSs to be issued upon completion of this offering in full satisfaction of his right to receive 3% of our fully diluted issued and outstanding ordinary shares as set forth in his employment agreement, 20,415 of which are subject to our right of repurchase that lapses over time.
(6)	Consists of: (i) 233,948 ordinary shares, 46,790 of which are subject to our right of repurchase which lapses over time; and (ii) (a) before this offering, 3,808 ordinary shares to which Mr. Lynch is entitled as of September 15, 2007 that have not yet been issued, and (b) following this offering, 102,078 ordinary shares in the form of ADSs to be issued upon completion of this offering in full satisfaction of his right to receive 3% of our fully diluted issued and outstanding ordinary shares as set forth in his employment agreement, 20,415 of which are subject to our right of repurchase that lapses over time.
(7)	Consists of: (i) 341,739 ordinary shares, 68,348 of which are subject to our right of repurchase which lapses over time; and (ii) (a) before this offering, 7,616 ordinary shares to which Dr. McKenna is entitled as of September 15, 2007 that have not yet been issued, and (b) following this offering, 229,387 ordinary shares in the form of ADSs to be issued upon completion of this offering in full satisfaction of his right to receive 6% of our fully diluted issued and outstanding ordinary shares as set forth in his employment agreement, 45,877 of which are subject to our right of repurchase that lapses over time; and (iii) 100,926 ordinary shares issuable upon the exercise of options exercisable on or within 60 days after September 15, 2007.
(8)	Consists of: (i) 116,974 ordinary shares, 77,983 of which are subject to our right of repurchase which lapses over time; and (ii) (a) before this offering, 1,904 ordinary shares to which Mr. O’Connell is entitled as of September 15, 2007 that have not yet been issued, and (b) following this offering, 51,039 ordinary shares in the form of ADSs to be issued upon completion of this offering in full satisfaction of his right to receive 1.5% of our fully diluted issued and outstanding ordinary shares as set forth in his employment agreement, 34,026 of which are subject to our right of repurchase that lapses over time.
(9)

Consists of (i) 3,305,221 ordinary shares held of record by European Bioscience Fund I Limited Partnership, as to which Mr. Ryan disclaims beneficial ownership, except to the extent of his pecuniary interest, (ii) 2,608,698 ordinary shares held of record by Growcorp

Group Limited, as to which Mr. Ryan disclaims beneficial ownership, except to the extent of his pecuniary interest, (iii) (a) before this offering, an option to purchase 396,260 ordinary shares (5% of our fully diluted issued and outstanding ordinary shares subject to certain exclusions calculated as of September 15, 2007) and (b) following this offering, 346,305 ordinary shares in the form of ADSs to be issued upon exercise of the option upon the closing of this offering; and (iv) following this offering, 228,006 ordinary shares in the form of ADSs to be issued upon Mr. Ryan’s conversion of €1,300,000 of Loan Stock.

(10)	Consists of (i) 3,305,221 ordinary shares held of record by European Bioscience Fund I Limited Partnership and (ii) 2,608,698 ordinary shares held of record by Growcorp Group Limited. Mr. Wall disclaims beneficial ownership of these ordinary shares, except to the extent of his pecuniary interest therein.
(11)	See notes (4)—(10) above.

DESCRIPTION OF SHARE CAPITAL

General

Upon completion of this offering, our authorized share capital will consist of 100,000,000 ordinary shares, par value €0.01 per share and 10,000,000 preference shares, par value €0.01 per share. Our authorized capital is the number of shares available for issuance by us under our memorandum and articles of association. Our authorized share capital currently consists of two additional classes of preference shares, Series A Preference Shares and Series B Preference Shares, both of which will be cancelled prior to the completion of this offering.

As of September 15, 2007, 7,230,441 ordinary shares were outstanding. None of our ordinary shares are currently held in treasury. All of the ordinary shares issued and outstanding are registered shares and not bearer shares, and are fully paid, duly authorized and validly issued. Holders of our ordinary shares have no conversion or redemption rights.

As of September 15, 2007, 750,000 Series A preference shares and no Series B preference shares were outstanding. Upon the closing of this offering, all of these previously outstanding preference shares will be converted into our ordinary shares and no preference shares will be outstanding. Our articles of association will then provide that convertible preference shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the convertible preference shares. Our board of directors will be able to, without shareholder approval, issue preference shares. We have no present plans to issue any convertible preference shares after the closing of this offering. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of the company or the removal of existing management.

The following summarizes certain material rights of holders of our ordinary shares and is based upon our memorandum of association and articles of association as in effect at the time of this offering and applicable Irish company law. The summary does not purport to be complete and is qualified in its entirety by reference to our memorandum of association and articles of association, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

In the following description, a shareholder or a holder of ordinary shares is the person registered in our register of members as the holder of the relevant ordinary share. Bank of New York, a depositary, will be the registered holder for those ordinary shares represented by ADSs.

Rights on a Liquidation or Winding Up

Upon liquidation, dissolution or winding up, the assets remaining for distribution to the holders of our ordinary shares after payment of liabilities and after provision has been made for each class of shares, if any, having preference over the ordinary shares would be divided, equally, among the holders of ordinary shares in proportion to the amounts paid up on the shares held by them. A liquidator may, with the sanction of a special resolution of our shareholders and any other sanction required by the Irish Companies Acts, 1963 to 2006, divide equally among the shareholders in cash or property the whole or any part of our assets and may vest any assets in trustees upon trusts for the benefit of contributories. However, no shareholders may be compelled to accept any assets upon which there is a liability.

Dividends

Holders of ordinary shares are entitled to receive dividends as may be recommended by our board of directors and approved by our shareholders or any interim dividends our board of directors may decide to pay. No dividends have been paid on the ordinary shares in any of the three fiscal years preceding the date of this prospectus.

Under Irish law, we may only pay dividends out of profits legally available for that purpose. Available profits are defined as our accumulated realized profits, to the extent not previously distributed or capitalized, less our accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital. In addition, we may make a distribution only if and to the extent that, at the time of the distribution, the amount of our net assets is not less than the aggregate of our paid up share capital and undistributable reserves.

If in the future dividends are, subject to Irish law, approved by our board of directors or by our shareholders, the dividends will be paid to the persons who hold our ordinary shares on the date determined by our board of directors. However, under our articles of association, our directors may resolve that we will not be required to pay dividends to a shareholder who has not claimed these dividends within twelve years of their declaration if resolved by the board of directors. Unclaimed dividends will be used by us as decided by our board of directors.

Voting Rights

Each holder of ordinary shares is entitled to one vote for each share held on all matters submitted to a vote of the shareholders. Under Irish company law, a majority of votes cast is required to pass ordinary resolutions; however, a 75% majority of the votes cast is required to pass special resolutions. Examples of special resolutions are resolutions to approve any amendment to our articles of association or to change our name. Variation of the rights relating to any class of shares requires the approval of a special resolution by the class in question. Shareholders do not have cumulative voting rights for the election of directors. Holders of a majority of the ordinary shares entitled to vote in any election of directors may therefore elect all of the directors standing for election.

Shareholder Meetings

Under Irish company law, a company’s annual general meeting of shareholders must take place in the Republic of Ireland and any business transacted at a meeting held in breach of this requirement will be void, unless either all shareholders entitled to attend and vote at such meeting consent in writing to the meeting being held elsewhere or a resolution has been passed at the preceding annual meeting of shareholders providing that the meeting be held elsewhere. Our articles of association permit annual meetings to be held outside the Republic of Ireland if the above procedures are followed. Extraordinary general meetings of the shareholders may be held either in the Republic of Ireland or outside the Republic of Ireland. Under Irish company law, annual and extraordinary general meetings may be called by either the board of directors or at the request of shareholders holding not less than one-tenth of our then outstanding voting share capital. Annual general meetings must be held once every calendar year provided that not more than 15 months may elapse between such meetings. The Director of Corporate Enforcement for Ireland may, on the application of any shareholder, call or direct the calling of an annual general meeting if the meeting is not held within the required time period.

Irish company law requires at least 14 days’ written notice of a meeting, except that an annual general meeting or a meeting convened for the passing of a special resolution requires at least 21 days’ written notice. Further, in certain circumstances prescribed by Irish company law, extended, or 28 days’, notice must be given for a general meeting.

Three or more shareholders present in person or by proxy entitled to vote upon the business to be transacted and, together holding not less than one-third of our outstanding voting shares, constitute a quorum at shareholders meetings. A vote which takes into account all votes which may be cast at that meeting by shareholders attending as opposed to a show of hands at any shareholders meeting may be demanded by any of the following:

•	the chairman of the meeting;

•	at least three shareholders present, in person or by proxy, who are entitled to vote at the meeting;

•	any shareholder or shareholders present, in person or by proxy, representing not less than one-tenth of the total voting rights of all the shareholders entitled to vote at the meeting;

•

any shareholder or shareholders present, in person or by proxy, holding shares conferring the right to vote at the meeting being shares on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Issuance of Shares

Under our articles of association, our board of directors may issue ordinary shares up to an additional one third of our share capital which is outstanding immediately following this offering, without obtaining shareholder approval. However, Irish company law requires that this authority expire after five years unless once again extended or renewed by our shareholders. Also, our shareholders may at any time by ordinary resolution renew, alter or revoke this authority. Our articles of association provide that this authority of our board of directors expires on the next annual general meeting following adoption of our articles of association, unless renewed by our shareholders. These ordinary shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Pre-emptive Rights

In general, Irish company law prohibits companies from issuing any shares or rights to subscribe for or to convert any securities into shares for any consideration without first offering those shares, on a pro rata basis, to the existing shareholders. These requirements may be disapplied for a period of up to five years under a company’s articles of association or by a special resolution passed by a company’s shareholders. Our articles of association disapply these preemptive rights for issuances of one third or fewer of our issued shares, measured immediately following this offering. This disapplication expires at our next annual general meeting, unless renewed by our shareholders at that meeting. We intend to ask them to renew the disapplication at each future annual general meeting.

In addition, due to the restrictions on the offer and sale of securities in the United States under United States securities laws and regulations, any offer of new ordinary shares to existing shareholders on the basis of their preemptive rights might not be opened to holders of ADSs or shareholders located in the United States.

Share Certificates

Shareholders are entitled to certificates within two months of the date of issuance of their shares, in a form as may be prescribed by law and by the board of directors, certifying the number and class of shares owned by the shareholder. Each certificate shall have our corporate seal affixed to it.

Transfers of Ordinary Shares

Except as otherwise established by rules adopted by our board of directors, and subject to applicable law, ordinary shares may be transferred on our books by the surrender to us or to our transfer agent, of a properly stamped and duly executed stock transfer form, a duly executed certificate representing the ordinary shares and, if executed under a power of attorney, a properly executed written power of attorney, together with any proof of authority or the authenticity of signature as we or our transfer agent may otherwise reasonably request.

Our ordinary shares are eligible for trading in CREST, an electronic, paperless settlement system. Our articles of association permit title to our ordinary shares to be evidenced and transferred electronically in accordance with Irish law.

Registration Rights

We have not granted registration rights to any of our shareholders.

Interlocking and Interested Directors

Irish company law requires each of our directors to declare the nature of any direct or indirect interest which the director may have in a proposed contract with us at a meeting of the board of directors before the board votes to approve the contract. An interested director must generally abstain from a vote on any contract or arrangement or any other proposal in which he has an interest. Our articles of association provide that if any question shall arise at any meeting of our board of directors as to the materiality of a director’s interest or as to the right of any director to vote, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question may be referred to the disinterested members of the board of directors. The ruling of the disinterested members of the board of directors shall be final and conclusive. Additionally, our articles of association provide that our shareholders may, by ordinary resolution, ratify any transaction not duly authorized by reason of a contravention of our articles of association.

Irish company law also regulates various categories of transactions involving a company and its directors (or any person connected with any director). In summary, the provisions require shareholder approval for certain long-term employment contracts with directors and for the purchase or sale by a company of assets from or to a director (or a person connected with any director). Additionally, companies may not make loans or “quasi loans” (as defined by Irish law) to, or enter into credit transactions as creditors for, a director or persons connected to directors or give guarantees or provide security in connection with such matters, except in limited circumstances.

Disclosure Requirements

Irish company law requires any person who acquires an interest in 5% or more of the issued voting share capital of any class of our shares to notify us, in the prescribed manner and normally within five business days, of the interest acquired and of certain information relating to that interest. Notification must also be made of any change in the percentage level of a person’s interest above 5% and any reduction in any such interest to less than 5%. Any interest, whether direct or through a spouse, minor child or company which a person is deemed to control or be acting in concert with, would be regarded as an interest in our shares for this purpose. Any interest in ADSs would also be regarded as an interest in our shares for this purpose. Failure to notify punctually and properly is an offense under Irish company law. Additionally, no rights or interest whatsoever in respect of any of the relevant shares will be enforceable, whether directly or indirectly, by action or legal proceeding by the person having such an interest should they fail to make the required notification to us. Application may be made to the courts to remove this restriction, and if the court is satisfied that the failure to notify was accidental or due to inadvertence, or that it is just and equitable to grant relief, then the court may grant such relief as it sees fit. By virtue of our intended listing on the IEX, we would be required to notify the Company Announcements Office of the Irish Stock Exchange of any disclosure made to us without delay.

Irish Competition Law

Under Irish competition legislation, the Irish Competition Authority must be notified of a merger or acquisition if the transaction meets certain criteria under the relevant legislation. Failure to properly notify the Irish Competition Authority of such merger or acquisition will result in the voiding of the transaction, as well as the potential imposition of fines. A merger or acquisition that does not meet the criteria under the relevant legislation but which may give rise to competition concerns, though not legally required, may be voluntarily reported to the Irish Competition Authority in order to seek legal comfort that the merger or acquisition is not anti-competitive.

Listing

In addition to our application to list our ADSs for quotation on the Nasdaq Global Market, we intend to apply to have our ordinary shares admitted to the IEX.

Differences in Corporate Law

We, and our relationships with our shareholders, are governed by Irish corporate law and not by the corporate law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are available to directors and shareholders of U.S. corporations. To help you understand these differences, we have prepared the following summary comparing certain important provisions of Irish corporate law (as modified by our articles of association) with those of Delaware corporate law. Before investing, you should consult your legal advisor regarding the impact of Irish corporate law on your specific circumstances and reasons for investing.

References to the “Companies Acts” refer to the Irish Companies Acts 1963-2006, which govern Irish corporations.

Duties of Directors

Our business is managed by our board of directors. Members of the board of directors of an Irish company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their offices on the same basis. This duty includes the following essential elements:

•	a duty to act in good faith and in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest;

•	a duty to exercise powers for the purpose for which such powers were intended; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in carrying out their duties as a director.

Under Irish law, the fiduciary duty of the directors is to the company, and not to the company’s individual shareholders. Our shareholders may not directly sue our directors for a breach of fiduciary duty.

The business of a Delaware corporation is also managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders. These duties are similar to those imposed on the directors by the Companies Act.

Under Irish law, the question of whether a director has acted properly will be assessed on a case-by-case basis, with regard to the circumstances surrounding the director’s action. In contrast, Delaware law presumes that directors act on an informed basis and in the best interests of the company and its shareholders. Unless this presumption is rebutted, the decision of the board of a Delaware company will be upheld unless the action had no rational business purpose or constituted corporate waste. If the presumption is rebutted, the directors must demonstrate that the challenged action was entirely fair to the company.

Interested Directors

Under Irish law, directors who have an interest in a transaction or proposed transaction with us must disclose that interest to the board of directors when the proposed transaction is first considered. Not disclosing such an interest is a criminal offense, punishable by a fine. With some exceptions, our articles of association provide that an interested director may not vote on any resolution concerning a matter in which he has a material interest or a duty which may conflict with the interests of the Company.

Delaware law does not allow for criminal penalties but does specify that if a director has an interest in a transaction, that transaction would be voidable by a court unless either (1) the material facts about the interested director’s relationship or interests are disclosed or are known to the board of directors and a majority of the disinterested directors authorize the transaction, (2) the material facts about the interested director’s relationship or interests are disclosed or are known to the shareholders entitled to vote and the transaction is specifically approved in good faith by such shareholders or (3) the transaction was fair to the company when it was authorized, approved or ratified. In addition, the interested director could be held liable for a transaction in which he derived an improper personal benefit. Under Irish law, such a transaction would be voidable by the company if the parties can be restored to their original positions.

Voting Rights and Quorum Requirements

Under Irish law, the voting rights of our shareholders are regulated by our articles of association and the Companies Acts. Under our articles of association, three or more persons present in person (or by proxy or by a duly authorized representative of a corporate member) holding not less than one third of our outstanding voting shares and entitled to vote on the business to be transacted at such meeting will constitute a quorum at a general shareholder meeting. Most shareholder actions or resolutions may be passed by a simple majority of votes cast. Certain actions (including the amendment of our articles of association) require approval by 75% of the votes cast at a meeting of shareholders. For a Delaware corporation, the presence, either in person or by proxy, of as few as one third of the shares eligible to vote may constitute a quorum. Except for certain extraordinary transactions, such as approving a merger, shareholders of a Delaware corporation may act by the majority vote of the shares present, either in person or by proxy.

Under Irish law and our articles of association, the election of directors at a general meeting of shareholders will require a majority of votes cast at such meeting. In contrast, the election of directors for a Delaware corporation requires only a plurality vote.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our articles of association also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the articles of association or such other form as the directors may determine. Under our articles of association, each holder of ordinary shares is entitled to one vote per ordinary share held.

Our articles of association do not provide any way for shareholders to consent to an action, other than at a meeting of the shareholders. This differs from Delaware law, which allows shareholders to act in certain circumstances by written consent without a meeting.

Under both Irish and Delaware law, each stockholder is entitled to one vote for each share of stock he holds, unless otherwise provided in the company’s articles of association or certificate of incorporation.

Dividends

Holders of ordinary shares are entitled to receive dividends as may be recommended by our board of directors and approved by our shareholders or any interim dividends our board of directors may decide to pay.

The Companies Acts require that we may only pay dividends out of profits legally available for that purpose. Available profits are defined as our accumulated realized profits, to the extent not previously distributed or capitalized, less our accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital. In addition, we may make a distribution only if and to the extent that, at the time of the distribution, the amount of our net assets is not less than the aggregate of our paid up share capital and undistributed reserves.

Under Delaware law, dividends can only be paid out of the company’s surplus, which is generally defined as the value of the company’s assets minus the par value of all the shares of stock it has issued. If there is no surplus, dividends can only be paid out of the company’s net profits for the current and immediately previous fiscal year.

Amalgamations, Mergers and Similar Arrangements

Under Irish law, the disposal of or acquisition of assets by a company requires the approval of its board of directors.

The rules of the Irish Enterprise Exchange provide that certain acquisitions and disposal of assets may also require shareholder approval (depending on the value of the asset being acquired or disposed).

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and the shareholders. Under Delaware law, a shareholder of a corporation participating in a major corporate transaction may, under certain circumstances, be entitled to appraisal rights which would allow him to receive the fair value of his shares (as determined by a court) in cash instead of the consideration he would otherwise receive in the transaction. Irish law does not grant appraisal rights to dissenting shareholders.

Takeovers

Takeover of certain Irish public companies, including us, are regulated by statutory takeover rules, which are administered by the Irish Takeover Panel.

Irish law provides two principal ways for the control of a public company to change. The first method involves a public offer for the shares of that company. The number of shares required to vote in favor of a proposal to force minority shareholders of a public company such as us is 80% under the Companies Act.

The second method of acquiring control of an Irish public company is by a scheme of arrangement. A company proposes the scheme of arrangement to its shareholders, which, if accepted would result in the company being acquired by a third party. A scheme of arrangement must be approved by a majority in number of shareholders representing 75% in value of the shares of each relevant class actually voting at a general meeting. If the scheme is approved, and subsequently confirmed by the Irish High Court, it becomes binding on all of the target shareholders, regardless of whether they voted on the scheme.

A general principle of Irish takeover law is that the directors of a company which is the target of an offer (or of a company which the directors believe will soon be the target of an offer) must refrain from frustrating that offer or depriving shareholders of the opportunity to consider the merits of the offer, unless the shareholders approve of such actions in a general meeting.

Under Delaware law, the board of directors may take defensive actions against a takeover if the directors believe in good faith that the takeover is a threat to the company’s interests and if the response is reasonable in light of the threat posed by the takeover. However, the board may not use such measures for its own personal interests. For example, a board may institute defensive measures to allow it to negotiate a higher price with the acquirer or prevent shareholders from being coerced into selling at a price which is clearly too low. However, the board may not use such measures just to keep itself in control of the company. In contrast, Irish takeover law only allows the directors to advise shareholders (by way of a publicly available announcement) on the merits and drawbacks of any particular offer and to recommend shareholders to accept or reject such offer. Our directors may not enact “poison pills” or other defensive measures.

Shareholders Suits

Under Irish company law, our shareholders generally may not sue for wrongs suffered by the company. There are, however, limited exceptions on a case-by-case basis. For example, controlling shareholders cannot perpetrate fraud on the other shareholders or commit an act that is illegal or outside the scope of corporate authority. Additionally, if we attempt to act on the strength of a decision by a simple majority, where a particular decision calls for more than a simple majority, an individual shareholder may bring suit. In cases where controlling shareholders do not institute proceedings in the company’s name, one or more of the other aggrieved shareholders may apply to the court to bring a derivative action. A minority shareholder may also initiate proceedings in the company’s name in limited circumstances.

In contrast to a derivative action, Irish company law permits an action by a shareholder in his own right on the basis of the infringement of his personal rights as a shareholder. A shareholder may commence a suit in a representative capacity for himself as well as other similarly affected consenting shareholders. Additionally, under Irish company law, any shareholder who claims that our affairs are being conducted, or that the powers of our directors are being exercised, in a manner oppressive to his interests as a shareholder, may apply to the Irish courts for an appropriate order.

Delaware law generally allows a shareholder to sue for wrongs suffered by the company if he first demands that the company sue on its own behalf and the company declines to do so, but allows the shareholder to. In certain situations, such as when there are specific reasons to believe that the directors are protecting their personal interests, the shareholder may sue directly without first making the demand.

Indemnification of Directors and Officers

In general the Companies Acts prohibit us from indemnifying any director against liability due to his negligence, default, breach of duty or breach of trust due to us. We may, however, indemnify our officers if they are acquitted in a criminal proceeding or are successful in a civil proceeding. Our articles of association contain a provision for this indemnity.

Under Delaware law, a corporation may indemnify a director or officer against expenses (including attorneys’ fees), judgments, fines and settlement amounts which he reasonably incurred in defending himself in a lawsuit. The director or officer must have acted in good faith and, if being charged with a crime, must not have had a reasonable cause to believe that he was breaking the law.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the Irish Companies Registration Office. Our shareholders have the additional right to inspect our register of directors and secretaries and minutes of general meetings. Our audited financial statements must be presented to our shareholders at an annual general meeting.

The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. A company is required to maintain its share register in Ireland. A company is required to keep at its registered office a register of directors and officers that is also open for inspection. Irish law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law permits a shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to his interest as a shareholder.

Calling of Special Shareholders’ Meetings

Under Irish law, an extraordinary general meeting may be called by the Director of Corporate Enforcement, the board of directors or by retiring auditors of a company. Irish law also provides that an extraordinary general meeting must be called where requested by shareholders holding at least 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Under Delaware law, a special meeting of the shareholders may be called by the board of directors or by any person who is authorized by the corporation’s certificate of incorporation or bylaws.

Amendment of Organizational Documents

Irish law provides that the memorandum and/or articles of association of a company may be amended by a resolution of shareholders, either by written resolution (which our articles of association do not permit) or by resolution passed at a general meeting of shareholders of which due notice has been given. A 75% majority of votes cast at a general meeting is required to pass such a resolution.

Under Delaware law, a company’s certificate of incorporation may be amended if the amendment is approved by both the board of directors and the shareholders. Unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the shareholders of the corporation is required to approve an amendment. Under Irish law, the certificate of incorporation of a company (which simply evidences the date of the company’s incorporation and its registered number and the fact that it has been incorporated) may not be amended. Under Delaware law, the certificate of incorporation may limit or remove the voting power of a class of the company’s stock. However, if the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of a class of stock, the holders of shares of that class are entitled to vote, as a class, upon the proposed amendment, without regard to the restriction in the certificate of incorporation.

Delaware law allows the bylaws of the corporation to be amended either by the shareholders or, if allowed in the certificate of incorporation, by the board of directors. Under Irish law, a 75% majority of votes cast at a general meeting of shareholders is required to amend either a company’s memorandum or its articles of association.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the principal Dublin office of the Bank of Ireland, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Irish law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt, or ADR, which will be filed as an exhibit to the registration statement on Form F-6 relating to the ADSs.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted, as further described in “Material U.S. Federal Income Tax Considerations—Backup Withholding Tax and Information Reporting.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

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Other distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADRs representing your ADSs to the depositary for the purpose of exchanging your ADSs for uncertificated ADSs. The depositary will cancel those ADRs and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADRs evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the amount of deposited securities your ADSs represent. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of Ireland and of our articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•       Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	change the nominal or par value of our shares;

•	reclassify, split up or consolidate any of the deposited securities;

•	distribute securities on the shares that are not distributed to you; or

•	recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action,

then the cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 60 days shall have expired after the depositary shall have delivered to us a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon surrender of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; Limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADRs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

All parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company, or DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the Depositary.

Listing

We have applied to have our ADSs listed for quotation on the Nasdaq Global Market under the trading symbol “MERR.”

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to do so. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our ADSs or ordinary shares. Future sales of substantial amounts of our ADSs or ordinary shares in the public market, or the possibility of these sales, could adversely affect the trading price of our ADSs or ordinary shares.

Upon completion of this offering, we will have outstanding 15,051,318 ordinary shares, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options to purchase ordinary shares after September 15, 2007. Of these shares, the 4,000,000 ordinary shares underlying the ADSs and the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any ordinary shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

The remaining 11,051,318 ordinary shares outstanding upon completion of this offering will be “restricted securities” as defined in Rule 144. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Sales of these restricted securities in the public market, or the availability of these ordinary shares for sale, could adversely affect the trading price of our ordinary shares.

Holders of approximately 10,885,318 of these restricted securities, including all of our officers and directors and the entities affiliated with them, have entered into lock-up agreements providing that, subject to limited exceptions, they will not sell, directly or indirectly, any ordinary shares without the prior consent of Punk, Ziegel & Company, L.P., as representative of the underwriters, and Goodbody Stockbrokers, as IEX advisor, for a period of 180 days from the date of this prospectus. Punk, Ziegel and Company and Goodbody Stockbrokers may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements. Punk, Ziegel and Company and Goodbody Stockbrokers have agreed to allow Drs. McKenna and Leonard to sell during this 180 day period that portion of the ordinary shares they hold which is necessary to allow them to satisfy a tax liability incurred in connection with ordinary shares previously issued to them. We currently anticipate that Drs. McKenna and Leonard will, combined, sell shares worth approximately $180,000 during this 180 day lockup period.

The number of restricted securities that will be available for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, will be as follows:

•	approximately 150,513 ordinary shares will be eligible for immediate sale as of the date of this prospectus;

•	approximately 15,027 additional ordinary shares will be eligible for sale beginning 90 days after the date of this prospectus under Rules 144 and 701; and

•	approximately 9,655,989 additional ordinary shares will be eligible for sale beginning 180 days after the date of this prospectus upon expiration of the lock-up agreements described above.

Approximately 1,229,783 remaining restricted securities will not be eligible for sale pursuant to Rule 144 until the expiration of their applicable one-year holding periods, which will expire on the one-year anniversary of this offering.

Ordinary shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 permits resales of these ordinary shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of ordinary shares not to exceed the greater of (1) one percent of the then outstanding ordinary shares or (2) the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least two years is entitled to sell the ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of September 15, 2007, options to purchase an aggregate of 275,021 ordinary shares were outstanding under our share option plans. We intend to file registration statements on Form S-8 under the Securities Act within approximately 90 days after completion of this offering to register an aggregate of 3,150,000 ordinary shares issued or reserved for issuance under our Share Option Plan. Ordinary shares issued under the foregoing plans, after the filing of related registration statements, will be freely tradable in the public market, subject in the case of the holders to the Rule 144 limitations applicable to our affiliates, lock-up agreements with the underwriters and vesting restrictions imposed by us.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of the material United States federal income tax consequences of the ownership and disposition of ordinary shares or ADSs purchased in this offering by United States Holders (as defined below) who hold such ordinary shares or ADSs as capital assets and constitutes the opinion of Womble Carlyle Sandridge & Rice, PLLC, our tax counsel, insofar as it constitutes summaries of United States federal income tax law or legal conclusions with respect thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as now in effect, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in United States federal income tax consequences different from those described in this summary.

This summary applies only to United States Holders (as defined below) and does not apply to certain categories of United States Holders subject to special treatment under the Code, such as holders that are pass-through entities or investors in pass-through entities, dealers or traders in securities or currencies, banks, insurance companies, traders who elect to mark-to-market their securities, persons whose “functional currency” is not the United States dollar, persons who own actually or constructively 10% or more (by voting power or value) of our shares, tax-exempt entities, United States expatriates, persons who hold ordinary shares or ADSs as a position in a straddle or as part of a “hedging,” “integrated,” “constructive sale” or “conversion” transaction and persons subject to the United States federal alternative minimum tax. Moreover, this summary addresses only United States federal income tax consequences and does not address any other United States federal tax consequences or any state, local, non-United States or other tax consequences. Accordingly, prospective investors are urged to consult their own tax advisors to determine the specific tax consequences of the ownership and disposition of ordinary shares or ADSs to them, including any United States federal, state, local, non-United States or other tax consequences of (and any tax return filing or other reporting requirements relating to) the ownership and disposition of ordinary shares or ADSs purchased in this offering.

For purposes of the following summary, the term “United States Holder” means a beneficial owner of ordinary shares or ADSs that is, for United States federal income tax purposes, an individual who is a United States citizen or resident, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or a trust if:

•

a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

•	the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

For United States federal income tax purposes, United States Holders of ADSs are treated as the owners of the underlying ordinary shares.

Dividends

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of a distribution paid on an ordinary share or on an ADS (including the amount of any withholding tax) will be a dividend for United States federal income tax purposes to the extent paid out of Merrion Pharmaceuticals plc’s current or accumulated earnings and profits (as determined according to United States federal income tax principles). To the extent that a distribution exceeds the portion of Merrion Pharmaceuticals plc’s earnings and profits attributable to such distribution, it will be treated as a nontaxable return of capital to the extent of a United States Holder’s tax basis in such share or ADS and thereafter as a capital gain. Dividends paid by Merrion Pharmaceuticals plc, if any, generally will not qualify for the dividends-received deduction otherwise generally available to corporate shareholders.

Provided that we have not been and do not become a PFIC (as discussed below), dividends, if any, received by noncorporate holders in taxable years beginning prior to 2011 generally will be eligible for reduced rates of taxation applicable to “qualified dividend income,” subject to minimum holding period requirements and certain other requirements and limitations.

The amount of any dividend paid in Euros or other non-United States currency (a “foreign currency”) will equal the United States dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is distributed regardless of whether the foreign currency is converted into United States dollars. If the foreign currency received as a dividend is not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the foreign currency equal to its United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

Subject to limitations under the Code, a United States Holder may be entitled to a credit or deduction against its United States federal income taxes for the net amount of any Irish taxes withheld from dividend distributions received by the United States Holder. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Because more than 50% of the total combined voting power of all classes of Merrion Pharmaceuticals plc shares entitled to vote or the total value of Merrion Pharmaceutical plc’s shares may be owned by United States persons, a portion of any dividends received by a United States Holder of ordinary shares or ADSs may be treated as United States source dividend income for purposes of calculating a United States Holder’s entitlement to United States foreign tax credits. However, a United States Holder entitled to benefits under the Ireland-United States Income Tax Treaty may elect to treat as foreign source income any portion of Merrion Pharmaceutical plc’s dividends that otherwise would be treated as United States source income pursuant to the rule described in the preceding sentence, in which event such portion of the Merrion Pharmaceutical plc dividend must be separated from other income items for purposes of calculating the United States Holder’s foreign tax credit. United States Holders should consult their own tax advisors about the desirability of making, and the method of making, such an election and the application of the foreign tax credit provisions to them.

Gain on Disposition

Subject to the PFIC rules discussed below, upon a sale, exchange or other disposition of the ADSs or ordinary shares, a United States Holder generally will recognize a gain or a loss, if any, equal to the difference between the amount realized upon the sale, exchange or disposition and the United States Holder’s tax basis in the ADSs or ordinary shares. Generally, a United States Holder’s tax basis in the ADSs or ordinary shares will be such holder’s cost. Such gain or loss will be capital gain or loss. Such gain or loss will generally be treated as United States source gain or loss. A United States Holder who is an individual selling ordinary shares or ADSs that have been held for more than one year will be eligible for reduced rates of taxation on the resulting capital gain. The deductibility of any capital losses is subject to limitations. The exchange of ADSs for ordinary shares will not be a taxable event for United States federal income tax purposes.

PFIC Status

A foreign corporation generally will be a PFIC for United States federal income tax purposes if in any tax year either 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, royalties, rents and annuities) or the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of its total assets. If the representations made by Merrion Pharmaceuticals’ management regarding the nature and amount of its income and assets and the manner in which it has managed and conducted its business are accurate (without regard to any knowledge or belief qualifiers expressed by management), Merrion Pharmaceuticals plc was not a PFIC for its taxable year ended December 31, 2006. In addition, while there can be no assurance because the determination depends on future events, based on Merrion Pharmaceuticals management’s current projections of Merrion Pharmaceuticals’ future income and assets, and the manner in which Merrion Pharmaceuticals currently intends to manage and conduct its business in the future, Merrion Pharmaceuticals plc will not be a PFIC in its current taxable year ending December 31, 2007 or in the foreseeable future. If Merrion Pharmaceuticals plc were treated as a PFIC for any taxable year in which a United States Holder held ordinary shares or ADSs, certain adverse consequences could apply, including a material increase in the amount of tax that the United States Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements. A United States Holder owning shares in a PFIC generally may be able to avoid or mitigate these adverse tax consequences by making a timely “qualified electing fund” (“QEF”) or “mark-to-market” election. United States Holders should consult with their tax advisors as to the effect of these rules, including the circumstances under which a United States Holder will be required to file a timely “protective statement” in order to preserve its right to make a QEF election.

Backup Withholding Tax and Information Reporting

A United States Holder of ordinary shares or ADSs may be subject to information reporting requirements and backup withholding tax for amounts paid with respect to dividends on the ordinary shares or ADSs, or the proceeds of sale or other disposition (including a redemption) of the ordinary shares or ADSs, unless the holder:

•	is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact; or

•

provides a correct taxpayer identification number, or T.I.N., certifies that he, she or it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

A United States Holder of ordinary shares or ADSs who does not provide a correct T.I.N. may be subject to penalties imposed by the IRS. Any amount withheld under backup withholding rules generally will be creditable against a United States Holder’s United States federal income tax liability and may entitle such United States Holder to a refund, provided that a United States Holder timely furnishes certain information to the IRS.

MATERIAL IRISH TAX CONSIDERATIONS

The following is a discussion of material Irish tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs. This discussion is based upon Irish tax law (including the Double Taxation Convention between Ireland and the United States) and the practice of the Irish Revenue Commissioners at the date of this document which are subject to change, possibly with retrospective effect. Particular rules may apply to certain classes of taxpayers (such as dealers in securities) and this discussion does not purport to deal with the tax consequences of purchase, ownership or disposition of owning the relevant securities for all categories of investors. You should consult your tax advisor prior to investing regarding all Irish, U.S. federal, U.S. state, U.S. local and other country income and other tax consequences of an investment in our shares, with specific reference to your own particular tax situation and recent changes in applicable law.

Dividends

Dividend Withholding Tax

Unless exempted, all dividends or other relevant distributions paid by us will be subject to a withholding tax at the standard rate of income tax, currently 20%. The following categories of shareholders may be exempt, subject to the satisfaction of certain procedural requirements, from this dividend withholding tax:

•	an Irish resident company;

•	an Irish approved pension scheme and qualifying employee share ownership trust;

•	an Irish tax exempt charity, and an Irish collective investment undertaking;

•

an individual shareholder who is not resident or ordinarily resident in Ireland and who is resident for tax purposes either in a European Union member state or in a country with which Ireland has a double tax treaty, or treaty country;

•	a company which is not resident in Ireland and is ultimately controlled by a person or persons resident in a European Union member state or a treaty country;

•	a company resident in a European Union member state or a treaty country and which is not controlled by a person or persons resident or ordinarily resident in Ireland;

•

a company not resident in Ireland whose principal class of shares is substantially and regularly traded on a recognized stock exchange in a European Union member state or treaty country or on a stock exchange approved by the Irish Minister for Finance;

•

a company not resident in Ireland which is at least a 75% subsidiary, direct or indirect, of another company the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in a European Union member state or treaty country or on a stock exchange which is approved by the Irish Minister for Finance;

•

a company not resident in Ireland which is wholly owned, directly or indirectly, by two or more companies, the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in a European Union member state or treaty country or on an exchange which is approved by the Irish Minster for Finance;

•	a company of a European Union member state holding at least 25% of the shares of the company;

•	a designated broker receiving dividends for an approved Special Portfolio Investment Account.

Each shareholder claiming an exemption from the dividend withholding tax is required to provide us with certain declarations and certifications as evidence of the entitlement. If we issue dividends through an intermediary, the intermediary will have to fulfill certain requirements, and the exempt shareholders will have to provide the intermediary with certain declarations and certification as evidence of the entitlement, in order for the intermediary to issue the gross dividends to the exempt shareholders.

American Depositary Shares

Special arrangements with regard to the dividend withholding tax obligation apply in the case of Irish resident companies, such as us, issuing ADSs through United States depositary banks which have been authorized as qualifying intermediaries by the Irish Revenue Commissioners. Such banks, which receive dividends from the company and pass them on to the United States ADS holders beneficially entitled to such dividends, will be allowed to receive and pass on the dividends free of dividend withholding tax based provided that the recorded address of the ADS holder, as listed in the depositary bank’s register of depositary receipts, is in the United States.

Taxation on Dividends

Companies resident in Ireland, other than those taxable on receipt of dividends as trading income, are exempt from corporation tax on distributions received from other Irish resident companies. Shareholders which are “close” companies for Irish taxation purposes may, however, be subject to a 20% corporation tax surcharge on undistributed investment income.

Individual shareholders who are resident or ordinarily resident in Ireland are taxable on the gross dividend at their marginal rate, but are entitled to a credit for the tax withheld by the company paying the dividend. An individual shareholder who is not liable or not fully liable to income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes/levies can also arise for individuals on the amount of any dividend received from us.

Except in certain circumstances, a person who is neither resident nor ordinarily resident in Ireland and is entitled to an exemption from dividend withholding tax is not chargeable to Irish tax on the dividend. Where a person who is neither resident nor ordinarily resident in Ireland is subject to withholding tax on the dividend received due to not benefiting from any exemption from such withholding, generally the amount of that withholding will satisfy such person’s liability for Irish tax.

Capital Gains Tax

A person who is either resident or ordinarily resident in Ireland will generally be liable to Irish capital gains tax on any gain realized on the disposal of the ordinary shares or ADSs. The current capital gains tax rate is 20%. A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of the ordinary shares or ADSs.

Capital Acquisitions Tax

A gift or inheritance of the ordinary shares or ADSs will be within the charge to Irish Capital Acquisitions Tax, or CAT, notwithstanding that the disponer (e.g., a donor) or the donee/successor in relation to such gift or inheritance resides outside of Ireland. CAT is charged at a rate of 20% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

In a case where an inheritance of the ordinary shares or ADSs is subject to both CAT and either United States federal estate tax or U.K. inheritance tax, the CAT paid on the inheritance may in certain circumstances be credited in whole or in part against the tax paid on the inheritance in the United States or U.K., as the case may be under the relevant Estate Tax Convention between Ireland and the United States or U.K. Neither convention provides for relief from CAT paid on gifts.

Stamp Duty

It is assumed for the purposes of this paragraph that ADSs are and will continue to be traded on a recognized stock exchange in the United States (the Nasdaq Global Market is a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of ADSs.

A transfer of ordinary shares (including transfers effected through CREST) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the ordinary shares. Transfers of ordinary shares which are not liable to duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may attract a fixed duty of €12.50.

A transfer of ordinary shares to the depositary on a conversion to ADSs made in contemplation of a sale or a change in beneficial ownership is chargeable to stamp duty at a rate of 1%.

If the transfer of the ordinary shares is a transfer under which there is no change in the beneficial ownership (under Irish law) of the ordinary shares being transferred and the transfer is not in contemplation of sale of the ADSs, nominal stamp duty only will be payable on the transfer.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to interest, penalties and fines.

UNDERWRITING

We intend to enter into an underwriting agreement with the underwriters named below. Punk, Ziegel & Company, L.P. is acting as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, each underwriter has agreed to purchase from us the number of ordinary shares set forth opposite each underwriter’s name below at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus.

Underwriter	Number of Ordinary Shares
Punk, Ziegel & Company, L.P.
Goodbody Stockbrokers
Stanford Group Company

Total	4,000,000

The underwriters may elect to receive a portion of their allotment of shares, including shares purchased pursuant to the over-allotment option described below, in the form of ordinary shares or ADSs.

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs and ordinary shares offered hereby are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are committed to purchase all of the ADSs and ordinary shares being offered by us if any ADSs and ordinary shares are purchased.

The underwriters propose to offer the ADSs and ordinary shares to the public in the United States and internationally at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the ADSs and ordinary shares to securities dealers at the price to the public less a concession not in excess of $             per ADS or €             per ordinary share. Securities dealers may reallow a concession not in excess of $             per ADS or €             per ordinary share to other dealers. After the ADSs and ordinary shares are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares in the form of ADSs or ordinary shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of ADSs and ordinary shares offered hereby.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total
	Per Ordinary Share	Per ADS	Without Over-Allotment	With Over-Allotment
Public Offering Price	€	$	$	$
Underwriting Discount
Proceeds to Us (before expenses)	€	$	$	$

We estimate that the total expenses of this offering, excluding the underwriting discount, will be approximately $3,357,255.

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Our executive officers and certain holders of our ordinary shares have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any ordinary shares or any securities convertible into or exchangeable for our ordinary shares. However, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director, executive officer or other holder may transfer his or her securities by gift or for estate planning purposes and in some other circumstances. Punk, Ziegel & Company, as representative of the underwriters, and Goodbody Stockbrokers, as IEX advisor, may, in their sole discretion, release all or any portion of the ordinary shares from the restrictions in any such agreement at any time without prior notice. We have entered into a similar agreement with the underwriters. The underwriters have agreed to allow Drs. McKenna and Leonard to sell that portion of their ordinary shares which is necessary to allow them to satisfy a tax liability incurred on ordinary shares previously issued to them. Currently, we are not aware of any agreements between the underwriters and any of our shareholders, option holders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In considering any request to release ordinary shares subject to a lock-up agreement, Punk, Ziegel & Company and Goodbody Stockbrokers will consider the facts and circumstances relating to a request at the time of that request.

The underwriters have informed us that they will not confirm sales to accounts over which it exercises authority without prior written approval of the customer.

The underwriters may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising its over-allotment option or purchasing ADSs in the open market. Naked short sales are sales made in an amount in excess of the number of ADSs available under the over-allotment option. The underwriters must close out any naked short sale by purchasing ADSs in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In passive market making, market makers in the ADSs who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the ADSs until the time, if any, at which a stabilizing bid is made. These stabilizing transactions and syndicate-covering transactions may cause the price of the ADSs to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time without notice.

An electronic prospectus will be available on the website maintained by Punk, Ziegel & Company, at www.pzk.com. Other than the prospectus in electronic format, the information on this website is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE ADSS OR OUR ORDINARY SHARES. CONSEQUENTLY, THE INITIAL PUBLIC OFFERING PRICE HAS BEEN DETERMINED BY NEGOTIATIONS BETWEEN US AND THE UNDERWRITERS. THE VARIOUS FACTORS CONSIDERED IN THESE NEGOTIATIONS INCLUDED PREVAILING MARKET CONDITIONS, THE MARKET CAPITALIZATIONS AND THE STATES OF DEVELOPMENT OF OTHER COMPANIES THAT WE AND THE UNDERWRITERS BELIEVED TO BE COMPARABLE TO US, ESTIMATES OF OUR BUSINESS POTENTIAL, OUR RESULTS OF OPERATIONS IN RECENT PERIODS, THE PRESENT STATE OF OUR DEVELOPMENT, AND OTHER FACTORS DEEMED RELEVANT.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs representing ordinary shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers involving certain persons connected with the former regime in Iraq, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, Liberia, Burma/Myanmar, Uzbekistan, Belarus, Sudan, Cote D’Ivoire and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS or an ordinary share involving the government of any country or any person which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Somalia, Sudan, Uzbekistan, Democratic Republic of Congo, Liberia, Burma/Myanmar, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda. There are no restrictions under our articles of association, or under Irish Law that limit the right of nonresidents or foreign owners to hold or vote our ordinary shares or ADSs.

LEGAL MATTERS

The validity of the ADSs and ordinary shares offered hereby will be passed upon for us by Hutchison Law Group PLLC, Raleigh, North Carolina. Hutchison Law Group may rely upon BCM Hanby Wallace, Dublin, Ireland, with respect to certain matters governed by Irish law. Certain legal matters relating to the offering will be passed upon for the underwriters by Greenberg Traurig, LLP, New York, New York.

EXPERTS

The consolidated financial statements of Merrion Pharmaceuticals Limited as of March 31, 2006, and December 31, 2006, and for the nine-month period ended December 31, 2006, the years ended March 31, 2006 and March 31, 2005 and the period from inception on December 12, 2003 to December 31, 2006, have been included in this prospectus in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements as of March 31, 2006 and for the year ended March 31, 2006 and 2005, includes an explanatory paragraph referring to a restatement.

EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than the underwriting discount, all of which will be paid by the Registrant. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

Amount
Securities and Exchange Commission registration fee	$1,695
National Association of Securities Dealers Inc. fee	5,560
Nasdaq Global Market listing fee	100,000
Accountants’ fees and expenses	1,750,000
Legal fees and expenses	1,250,000
Depositary expense	25,000
Printing and engraving expenses	100,000
Miscellaneous	125,000

Total Expenses	$3,357,255

*	To be filed by amendment.

ENFORCEABILITY OF CIVIL LIABILITIES PROVISIONS OF FEDERAL SECURITIES LAWS AGAINST FOREIGN PERSONS; SHAREHOLDERS RIGHTS UNDER IRISH LAW

Some of our directors and officers and some of the experts named in this prospectus reside outside of the United States and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to serve process in the United States upon such persons or to enforce against them judgments of United States courts or to enforce in United States courts judgments obtained against such persons in courts in jurisdictions outside the United States in each case based upon civil liabilities under the United States Federal securities laws. In addition, it may be difficult for investors to enforce in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon the United States securities laws. BCM Hanby Wallace Solicitors, our Irish counsel, advises that there may be an issue as to the enforceability against those persons in Ireland, whether in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the United States federal securities laws. To enforce a judgment in Ireland given by a United States court or State court in the State of New York or County of New York, it would be necessary to obtain an order of the Irish Court. Such order would be granted upon proper proof of such judgment, that such judgment was final and conclusive, was for a definite sum of money, the procedural rules of the court giving the United States judgment have been observed, and that such United States or State court had jurisdiction, and the merits of the case would not be considered unless it were contended that the judgment of the United States or State court had been obtained by fraud or was contrary to natural justice as understood in Irish law or was repugnant to public policy of Irish law.

Directors may be held liable for breaches of their fiduciary duties, and may be required to account to us for benefits which they have received as a result of their positions as directors. Directors may also be liable to us for negligence. Officers may also be liable for breach of duty and negligence, and may be held liable to us under various provisions of Irish company law.

Shareholder Rights Under Irish Law

Under Irish law, shareholders are entitled to inspect the register of shareholders, registers relating to interests of directors and certain other registers relating to debentures granted by us. Shareholders are also entitled to receive a copy of our annual reports, and will be provided with our memorandum of association and articles of association documents on request. Shareholders are entitled to attend, and review minutes of, shareholder meetings, but are not entitled to review board or other corporate minutes.

Under Irish law and our articles of association, shareholders are permitted to approve corporate matters by unanimous written consent. As is normal for Irish public companies, we do not have such enabling provisions in our articles of association.

Under Irish law, shareholders holding 10% or more of our issued and paid up voting shares may call a shareholder meeting.

The ability of Irish companies to take defensive measures is constrained by the fiduciary duty of directors to act in the best interests of the company and its shareholders. Further, Irish takeover regulations provisions prohibit a company from taking any frustrating action where an offer has been made for the shares of the company.

In general, Irish law recognizes the company as the proper plaintiff in cases involving the company and precludes shareholders from instituting actions on behalf of the company. In certain circumstances, Irish law permits shareholders to sue the company where it is alleged that the affairs of the company are being conducted in a manner oppressive to its shareholders.

All matters relating to the management and control of an Irish company are generally delegated to its board of directors under the company’s articles of association, except for those actions which require a vote of the shareholders. Our articles of association contain standard provisions delegating management and control to its board of directors. In certain situations, specific authority is delegated to officers, auditors and examiners.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ADSs and ordinary shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the ADSs and ordinary shares offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of ADSs and ordinary shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but will be required to furnish those proxy statements to shareholders under Nasdaq Global Market rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors will be exempt from the rules under the Exchange Act Section 16 relating to short-swing profit reporting and liability.

To the Directors and Shareholders of Merrion Pharmaceuticals Limited:

We have audited the accompanying consolidated balance sheets of Merrion Pharmaceuticals Limited and subsidiaries (a development stage company) as of December 31, 2006 and March 31, 2006, and the consolidated statements of operations, shareholders’ deficit and comprehensive loss and cash flows for the nine month period ended December 31, 2006, for the years ended March 31, 2006 and 2005, and the period from inception (December 12, 2003) to December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrion Pharmaceuticals Limited and subsidiaries (a development stage company) as of December 31, 2006 and March 31, 2006 and the consolidated results of their operations and their cash flows for the nine month period ended December 31, 2006, and for the years ended March 31, 2006 and 2005, and the period from inception (December 12, 2003) to December 31, 2006, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the Consolidated Financial Statements, the consolidated financial statements as of March 31, 2006 and 2005 have been restated.

/s/ KPMG

Dublin, Ireland

July 11, 2007,

except as to Note 17,

which is as of September 7, 2007

Merrion Pharmaceuticals Limited

(A development stage company)

CONSOLIDATED BALANCE SHEETS

	Restated March 31, 2006	December 31, 2006	June 30, 2007 Unaudited
ASSETS
Current Assets:
Cash and cash equivalents	$190,356	$11,809,262	$7,054,891
Accounts receivable	—	263,825	536,831
Other receivables	78,940	9,868	9,952
Deferred finance costs	63,163	310,607	318,508
Prepayments	63,363	1,289,714	2,220,101
Accrued income	47,446	—	—

Total current assets	443,268	13,683,276	10,140,283
Other Assets:
Property, plant and equipment, at cost, net (Note 4)	212,140	512,198	620,759
Deferred finance costs	—	479,910	315,420

Total Assets	$655,408	$14,675,384	$11,076,462

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$777,724	$734,539	$822,517
Other liabilities (Note 5)	448,634	1,195,790	1,374,887
Interest bearing loans and borrowings (Note 6)	1,409,467	824,452	—
Income taxes payable	—	—	—
Liability classified stock awards (Note 9)	13,140	2,316,370	4,015,473

Total current liabilities	2,648,965	5,071,151	6,212,877
Other Liabilities:
Interest bearing loans and borrowings (Note 6)	973,452	19,809,986	20,730,320

Total liabilities	3,622,417	24,881,137	26,943,197
Commitments and contingencies	—	—	—
Convertible preference shares, 750,000 redeemable convertible preference shares, $1 par value per share at March 31, 2006, €1 par value per share at December 31, 2006 and June 30, 2007. Redemption value $1,087,299 and accrued dividends $74,424 at June 30, 2007 (Redemption value $1,047,577 and accrued dividends $59,827 at December 31, 2006)	913,296	1,038,685	1,079,207
Shareholders’ deficit:
Ordinary shares par value $0.0000001 per share; 43,478,260 shares authorized, 6,542,520 shares issued and outstanding, (704,731 shares issuable) at March 31, 2006 (Note 10)	4	—	—
Ordinary shares par value €0.023 per share; 43,478,260 shares authorized, 7,230,434 shares issued and outstanding, (23,983 issuable) at June 30, 2007 and December 31, 2006.	—	180,693	180,693
Additional paid in capital	5,365,288	5,436,631	5,547,758
Accumulated other comprehensive loss	(150,131)	(720,685)	(1,113,768)
Deficit accumulated during the development stage	(9,095,466)	(16,141,077)	(21,560,625)

Total Shareholders’ Deficit	(3,880,305)	(11,244,438)	(16,945,942)

Total Liabilities and Shareholders’ Deficit	$655,408	$14,675,384	$11,076,462

The accompanying notes are an integral part of these consolidated financial statements.

Merrion Pharmaceuticals Limited

(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Restated Year ended March 31,		Nine month period ended December 31, 2006	Period from inception (December 12, 2003) to December 31, 2006	Six month period ended June 30,		Period from inception (December 12, 2003) to June 30, 2007
	2005	2006			2006	2007
					Unaudited		Unaudited
Revenue:
Gross revenue	$—	$140,467	$491,391	$631,858	$140,536	$17,929	$649,787
Costs and expenses:
Direct costs	—	(68,759)	(70,518)	(139,277)	(68,792)	—	(139,277)
Selling, general and administrative	(1,986,261)	(1,029,170)	(1,641,185)	(5,441,686)	(687,091)	(844,512)	(6,286,198)
Depreciation	(27,433)	(50,834)	(66,851)	(145,118)	(33,925)	(63,677)	(208,795)
Research and development	(481,068)	(2,058,851)	(2,444,719)	(5,001,551)	(1,216,002)	(1,824,434)	(6,825,985)
In process research and development (Note 3)	(70,831)	(22,325)	(20,698)	(2,583,634)	—	—	(2,583,634)

Total costs and expenses	(2,565,593)	(3,229,939)	(4,243,971)	(13,311,266)	(2,005,810)	(2,732,623)	(16,043,889)

Loss from operations	(2,565,593)	(3,089,472)	(3,752,580)	(12,679,408)	(1,865,274)	(2,714,694)	(15,394,102)
Interest income	2,683	165	23,056	25,904	—	131,135	157,039
Interest and other expense (Note 11)	(700)	(171,495)	(3,316,087)	(3,488,282)	(341,064)	(2,835,989)	(6,324,271)

Loss before provision for income taxes	(2,563,610)	(3,260,802)	(7,045,611)	(16,141,786)	(2,206,338)	(5,419,548)	(21,561,334)
Provision for income taxes (Note 12)	670	39	—	709	—	—	709

Net loss	$(2,562,940)	$(3,260,763)	$(7,045,611)	$(16,141,077)	$(2,206,338)	$(5,419,548)	$(21,560,625)

Basic and diluted net loss per ordinary share (Note 2)	$(0.48)	$(0.49)	$(1.02)	$(2.66)	$(0.33)	$(0.78)	$(3.46)

Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share (Note 2)	5,349,243	6,673,786	6,954,252	6,092,619	6,786,779	7,001,794	6,248,087

The accompanying notes are an integral part of these consolidated financial statements.

Merrion Pharmaceuticals Limited

(A development stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS

	Ordinary shares		Restated Additional paid-in capital	Ordinary shares issuable		Restated Accumulated other comprehensive income/(loss)	Restated Deficit accumulated during the development stage	Restated Total
	Shares	Amount		Shares	Amount
Date of incorporation
December 12, 2003:	—	$—	$—	—	$—	$—	$—	$—
Shares issued on incorporation	4,347,826	1	—	—	—	—	—	1
Comprehensive Income/(loss):
Net loss	—	—	—	—	—	—	(3,271,763)	(3,271,763)
Currency translation adjustment	—	—	—	—	—	37,331	—	37,331

Total comprehensive loss								(3,234,432)
Shares to be issued	—	—	—	228,833	—	—	—	—

Balance at March 31, 2004	4,347,826	$1	$—	228,833	$—	$37,331	$(3,271,763)	$(3,234,431)

Comprehensive Loss:
Net loss	—	—	—	—	—	—	(2,562,940)	(2,562,940)
Currency translation adjustment	—	—	—	—	—	(396,779)	—	(396,779)

Total comprehensive loss								(2,959,719)
Shares issued on conversion of loan notes	1,109,565	1	3,581,126	—	—	—	—	3,581,127
Restricted shares issued to employees at par value	628,608	1	—	—	—	—	—	1
Funds raised from existing shareholders	456,521	1	1,637,273	—	—	—	—	1,637,274
Shares to be issued	—	—	70,831	353,841	—	—	—	70,831
Share issuance costs	—	—	(56,604)	—	—	—	—	(56,604)
Preference dividend accrued	—	—	(9,552)	—	—	—	—	(9,552)
Stock compensation expense (net of nil tax)	—	—	50,367	—	—	—	—	50,367

Balance at March 31, 2005	6,542,520	$4	$5,273,441	582,674	$—	$(359,448)	$(5,834,703)	$(920,706)

Comprehensive Income/(loss):
Net loss	—	—	—	—	—	—	(3,260,763)	(3,260,763)
Currency translation adjustment	—	—	—	—	—	209,317	—	209,317

Total comprehensive loss								(3,051,446)
Shares to be issued	—	—	22,325	122,057	—	—	—	22,325
Preference dividend accrued	—	—	(25,328)	—	—	—	—	(25,328)
Stock compensation expense (net of nil tax)	—	—	94,850	—	—	—	—	94,850

Balance at March 31, 2006	6,542,520	$4	$5,365,288	704,731	$—	$(150,131)	$(9,095,466)	$(3,880,305)

The accompanying notes are an integral part of these consolidated financial statements.

Merrion Pharmaceuticals Limited

(A development stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS

	Ordinary shares		Restated Additional paid-in capital	Ordinary shares issuable		Restated Accumulated other comprehensive income/(loss)	Restated Deficit accumulated during the development stage	Restated Total
	Shares	Amount		Shares	Amount
Effect of group reorganisation
Cancellation of Merrion Pharmaceuticals Inc. shares	(6,542,520)	$(4)	$(5,365,288)	(704,731)	$—	$—	$—	$(5,365,292)
Shares issued to former Merrion Pharmaceuticals Inc. shareholders	6,542,520	177,519	5,187,773	704,731	—	—	—	5,365,292

As adjusted	6,542,520	177,519	5,187,773	704,731	—	(150,131)	(9,095,466)	(3,880,305)
Comprehensive loss
Net loss	—	—	—	—	—	—	(7,045,611)	(7,045,611)
Currency translation adjustment	—	—	—	—	—	(570,554)	—	(570,554)

Total comprehensive loss								(7,616,165)
Shares issued in Merrion Pharmaceuticals Limited on date of incorporation	1	—	—	—	—	—	—	—
Restricted shares issued to employees at par value	298,000	3,174	—	(180,352)	—	—	—	3,174
Options issued in lieu of restricted shares	—	—	—	(126,156)	—	—	—	—
Shares issued to third party pharmaceutical company	389,913	—	—	(389,913)	—	—	—	—
Shares to be issued	—	—	—	15,673	—	—	—	—
Preference dividend accrued	—	—	(21,808)	—	—	—	—	(21,808)
Stock compensation expense (net of nil tax)	—	—	289,103	—	—	—	—	289,103
Reclassification of shareholder option as liability classified award	—	—	(18,437)	—	—	—	—	(18,437)

Balance at December 31, 2006	7,230,434	$180,693	$5,436,631	23,983	$—	$(720,685)	$(16,141,077)	$(11,244,438)

Unaudited
Comprehensive loss
Net loss	—	—	—	—	—	—	$(5,419,548)	$(5,419,548)
Currency translation adjustment	—	—	—	—	—	(393,083)	—	$(393,083)

Total comprehensive loss								$(5,812,631)
Preference dividend accrued	—	—	(14,919)	—	—	—	—	(14,919)
Stock compensation expense (net of nil tax)	—	—	126,046	—	—	—	—	126,046

Balance at June 30, 2007	7,230,434	$180,693	$5,547,758	23,983	$—	$(1,113,768)	$(21,560,625)	$(16,945,942)

The accompanying notes are an integral part of these consolidated financial statements.

Merrion Pharmaceuticals Limited

(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Restated Year ended March 31,		Nine month period ended December 31, 2006	Period from inception (December 12, 2003) to December 31, 2006	Six month period ended June 30,		Period from inception (December 12, 2003) to June 30, 2007
	2005	2006			2006	2007
					Unaudited		Unaudited
Cash flows from operating activities:
Net loss	$(2,562,940)	$(3,260,763)	$(7,045,611)	$(16,141,077)	$(2,206,338)	$(5,419,548)	$(21,560,625)
Adjustments to reconcile net loss to net cash used in operating activities:
Finance costs amortized and interest accrued	700	75,824	3,316,087	3,392,611	341,064	2,835,989	6,228,600
Depreciation	27,433	50,834	66,851	145,118	33,925	63,677	208,795
Stock compensation expense	57,756	100,477	232,231	390,464	56,377	137,480	527,944
Non-cash consideration for in process research and development	70,831	22,325	20,698	113,854	—	—	113,854
Changes in assets and liabilities:
(Increase)/decrease in accounts receivables	—	—	(263,825)	(263,825)	31,848	(273,004)	(536,829)
(Increase)/decrease in other receivables	(15,619)	(49,675)	69,072	(9,868)	(2,987)	(84)	(9,952)
(Increase)/decrease in prepayments and accrued income	13,826	(94,080)	(1,178,905)	(1,289,714)	(200,612)	(930,387)	(2,220,101)
Increase/(decrease) in other liabilities	180,327	257,434	747,156	1,195,790	658,712	179,097	1,374,887
Income taxes payable	1,211	(1,211)	—	—	—	—	—
Increase/(decrease) in accounts payable	(557,206)	628,434	(43,185)	734,539	(185,373)	87,978	822,517

Net cash used in operating activities	(2,783,681)	(2,270,401)	(4,079,431)	(11,732,108)	(1,473,384)	(3,318,802)	15,050,910
Cash flows from investing activities:
Purchase of property, plant and equipment	(66,947)	(140,086)	(332,813)	(539,846)	(166,982)	(110,858)	(650,704)

Net cash used in investing activities	(66,947)	(140,086)	(332,813)	(539,846)	(166,982)	(110,858)	(650,704)
Cash flows from financing activities:
Receipt of interest bearing loans and borrowings	725,400	2,257,611	17,547,800	23,156,291	7,078,200	—	23,156,291
Repayment of interest bearing loans and borrowings	—	—	(1,291,750)	(1,291,750)	(1,291,750)	(1,445,451)	(2,737,201)
Deferred financing costs	(9,975)	(123,000)	(860,815)	(993,790)	(495,185)	—	(993,790)
Proceeds from the issuance of share capital	1,637,273	—	3,174	1,640,447	3,174	—	1,640,447
Proceeds from the issuance of convertible preference shares	968,475	—	—	968,475	—	—	968,475
Share issuance costs	(56,604)	—	—	(56,604)	—	—	(56,604)

Net cash provided by financing activities	3,264,569	2,134,611	15,398,409	23,423,069	5,294,439	(1,445,451)	21, 977,618
Effect of exchange rate movements on cash	(265,331)	253,405	632,741	658,147	414,273	120,740	778,887

Net (decrease)/increase in cash and cash equivalents	148,610	(22,471)	11,618,906	11,809,262	4,068,346	(4,754,371)	7,054,891
Cash and cash equivalents at beginning of year/period	64,217	212,827	190,356	—	626,482	11,809,262	—

Cash and cash equivalents at end of year/period	$212,827	$190,356	$11,809,262	$11,809,262	$4,694,828	$7,054,891	$7,054,891

The accompanying notes are an integral part of these consolidated financial statements.

Merrion Pharmaceuticals Limited

(A development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Merrion Pharmaceuticals Limited (the “Company”) and its subsidiaries (collectively the “Group”) is a speciality pharmaceutical company engaged in the development of improved oral dosage forms of drugs that are poorly absorbed. The Company and its subsidiaries are considered a development stage company as they are devoting substantially all of their efforts in establishing a new business and although planned operations have commenced, they have not yet generated significant revenues.

Change in fiscal year end

Merrion Pharmaceuticals Limited (the “Company”) has historically prepared its consolidated financial statements on the basis of a fiscal year beginning on April 1 and ending on March 31. On March 12, 2007, the Board of Directors of the Company approved a change of the Company’s fiscal year end from a twelve month period ending on March 31, to a twelve month period ending on December 31. As a result, the Company had a nine month fiscal year ended December 31, 2006. As of January 1, 2007, the Company’s fiscal year will begin on January 1 and end on December 31.

Group reorganization

Merrion Pharmaceuticals Limited was incorporated on March 1, 2006. On April 10, 2006, Merrion Pharmaceuticals Limited became the new holding company of Merrion Pharmaceuticals Inc. and its subsidiaries. The introduction of a new holding company was effected by Merrion Pharmaceuticals Limited entering into an agreement with the shareholders of Merrion Pharmaceuticals Inc. to transfer the entire issued share capital of Merrion Pharmaceuticals Inc to Merrion Pharmaceuticals Limited. 6,542,520 ordinary shares and 750,000 convertible preference shares were issued by the Company in consideration for the entire share capital of Merrion Pharmaceuticals Inc.

The carrying amounts of the assets and liabilities of Merrion Pharmaceuticals Inc. were recorded by the Company at their respective historical cost amounts in accordance with the provisions of Emerging Issues Task Force (“EITF”) 90-5, Exchanges of Ownership Interests Between Entities Under Common Control, as the shareholder groups of both entities meet the definition of common control groups as established in EITF 02-5, Definition of Common Control. The financial statements have therefore been prepared under merger accounting principles because Merrion Pharmaceuticals Limited and Merrion Pharmaceuticals Inc. are under common control, the transactions involved share for share exchanges and there was no cash consideration involved.

The consolidated financial statements were prepared as if the Company had been in existence throughout the reported periods, notwithstanding that the Company was incorporated on March 1, 2006, on the basis that the Group will be continuing to trade as before.

2. Significant Accounting Policies

The accounting policies noted below were applied in the preparation of the accompanying consolidated financial statements of the Company and are in conformity with accounting principles generally accepted in the United States.

(a) Restated earnings per share

Earnings per share for the years ended March 31, 2006 and 2005, have been restated to subtract out unvested or contingently returnable issued and issuable restricted shares included in the basic earnings per share calculation.

	Previously Presented Earnings Per Share	Adjustment	Restated Earnings Per Share
March 31, 2005	$(0.44)	$(0.04)	$(0.48)
March 31, 2006	$(0.46)	$(0.05)	$(0.51	)*

*	see (b) below for further restatement of earnings per share.

(b) Restated convertible preference shares

As described in Note 7, the Company issued convertible, redeemable preference shares on November 23, 2004. There are three mutually exclusive settlement options detailed in the subscription agreement; ‘Redemption Feature’, ‘Conversion Feature’ and ‘Change of Control Feature’. These settlement options are set out in detail in Note 7. Initially the Company determined that the ‘conversion feature’ qualified as an embedded derivative under SFAS 133 and that it met requirements of paragraph 6c of SFAS 133 since the conversion feature was probable of being executed at the initial public offering (IPO) and the ordinary shares received by the holder upon conversion at the IPO date would be registered shares that were readily convertible to cash. Based on this conclusion and further analysis, the embedded derivative was bifurcated and valued separately. The Company issued its financial statements for the years ended March 31, 2005 and 2006, with this accounting treatment. Prior to the issuance of its financial statements for the nine month period ended December 31, 2006, the accounting treatment was reconsidered and the following conclusion was made: The separate financial instrument would not meet the characteristics of paragraph 6c of SFAS133 and thus would not be considered a derivative. Specifically, the Company concluded that since the Company is not a public company at the time of issuance of the preference shares, the ordinary shares to which the preference shares would be converted cannot be considered readily convertible to cash and thus the separate financial instrument would not have a net settlement provision.

The Consolidated Statement of Operations, the Consolidated Balance Sheets and the Consolidated Statement of Cash Flows have been restated to reflect this change as follows:

Consolidated Statement of Operations

	Previously Presented	Adjustment	Restated
Year ended March 31, 2005
Fair value adjustment on derivative instruments	$(7,777)	$7,777	$—
Loss before provision for income taxes	$(2,571,387)	$7,777	$(2,563,610)
Net loss	$(2,570,717)	$7,777	$(2,562,940)

Year ended March 31, 2006
Fair value adjustment on derivative instruments	$(49,797)	$49,797	$—
Loss before provision for income taxes	$(3,310,599)	$49,797	$(3,260,802)
Net loss	$(3,310,560)	$49,797	$(3,260,763)
Basic and diluted net loss per ordinary share	$(0.51)	$0.02	$(0.49)

Consolidated Balance Sheets

	Previously Presented	Adjustment	Restated
As of March 31, 2006
Derivative instruments	$106,233	$(106,233)	$—
Total liabilities	$3,728,650	$(106,233)	$3,622,417
Convertible preference shares	$876,174	$37,122	$913,296
Additional paid in capital	$5,356,193	$9,095	$5,365,288
Accumulated other comprehensive income	$(152,573)	$2,442	$(150,131)
Deficit accumulated during the development stage	$(9,153,040)	$57,574	$(9,095,466)
Total shareholders’ deficit	$(3,949,416)	$69,111	$(3,880,305)

Consolidated Cash Flows

	Previously Presented	Adjustment	Restated
Year ended March 31, 2005
Net loss	$(2,570,717)	$7,777	$(2,562,940)
Fair value adjustments on derivative instruments	$7,777	$(7,777)	$—

Year ended March 31, 2006
Net loss	$(3,310,560)	$49,797	$(3,260,763)
Fair value adjustments on derivative instruments	$49,797	$(49,797)	$—

Certain amounts and disclosures have been changed in Notes 6, 7, 11 and 12 to reflect the above adjustments.

(c) Restated convertible secured loan stock (unaudited)

As described in Note 6, the Company issued Convertible Secured Loan Stock (Loan Stock) on April 13, 2006. There are a number of conversion features that may apply where third party equity fundraising via initial Public Offering (IPO) or non-IPO equity fundraising is successfully undertaken prior to March 31, 2009. In the case of an IPO, conversion to shares will be automatic; in the case of non-IPO funding occurring, the holders of the Loan Stock can convert all or a portion of their Loan Stock to ordinary shares at their option. In the six month period ended September 30, 2006, the Company initially determined that the conversion features qualify together as an embedded derivative under SFAS No. 133, and that they met requirement of paragraph 6c of SFAS 133 since the conversion feature was probable of being executed at the initial public offering (IPO) and the ordinary shares received by the holder upon conversion at the IPO date would be registered shares that were readily convertible to cash. Based on this conclusion and further analysis, the embedded derivative was bifurcated and valued separately in the unaudited interim financial statements to September 30, 2006. Prior to the issuance of the financial statements for the nine month period ended December 31, 2006 the accounting treatment was reconsidered and the following conclusion was made: The conversion features would not meet the characteristics of paragraph 6c of SFAS 133 and thus would not be considered a derivative. Specifically, the Company concluded that since the Company was not a public company at the date of issuance of the Loan Stock, the ordinary shares into which the Loan Stock would be converted could not be considered readily convertible to cash and thus the separate financial instrument would not have a net settlement provision.

(d) Restated option granted to a stockholder

As described in Note 6 and Note 9, the Company obtained a bank loan of $1,229,000 that was guaranteed by a shareholder. In the unaudited financial statements for the six month period ended September 30, 2006, the Company did not re-evaluate the accounting for the option when the loan was repaid on June 26, 2006. Prior to the issuance of the Company’s financial statements for the nine month period ended December 31, 2006, the accounting treatment was reconsidered and it was determined that the option should be reclassified as a liability award at fair value on the date the loan was repaid and marked to fair value at each period end, as the option is for a 5% interest in the ordinary shares of the Company on a fully diluted basis, with the number of shares being determined on option exercise.

The Consolidated Statement of Operations, the Consolidated Balance Sheets and the Consolidated Statement of Cash Flows, as of and for the unaudited six month period ended September 30, 2006, not presented herein, have been restated to reflect this change, the change on Convertible Preference Shares as described above in part (b) and the change in Loan Stock in part (c) of this footnote as follows:

Consolidated Statement of Operations

	Previously Presented	Adjustment	Restated
		(Unaudited)
Interest expense	$(740,360)	$(224,131)	$964,558
Fair value adjustment on derivative instruments	$(198,040)	$198,040	$—
Loss before provision for income taxes	$(3,248,688)	$(26,091)	$(3,274,746)
Net loss	$(3,248,688)	$(26,091)	$(3,274,746)
Basic and diluted net loss per ordinary share	$(0.46)	$(0.02)	$(0.48)

Consolidated Balance Sheet

	Previously Presented	Adjustment	Restated
		(Unaudited)
Liability classified stock awards	$14,421	$416,739	$431,160
Total current liabilities	$2,132,831	$416,739	$2,549,570
Interest bearing loans and borrowings	$7,803,438	$934,010	$8,737,448
Derivative instruments	$1,420,100	$(1,420,100)	$—
Total liabilities	$11,356,369	$(69,351)	$11,287,018
Convertible preference shares	$958,157	$32,084	$990,241
Additional paid in capital	$5,193,923	$(4,304)	$5,189,619
Accumulated other comprehensive income	$(501,110)	$10,088	$(491,022)
Deficit accumulated during the development stage	$(12,401,728)	$31,483	$(12,370,245)
Total shareholders’ deficit	$(7,528,222)	$55,704	$(7,472,518)

Consolidated Cash Flows

	Previously Presented	Adjustment	Restated
		(Unaudited)
Net loss	$(3,248,688)	$(26,091)	$(3,274,746)
Finance cost amortized and interest accrued	$712,953	$224,131	$937,084
Fair value adjustments on derivative instruments	$198,040	$(198,040)	$—

(e) Unaudited interim financial statements

The interim financial statements of the Group for the six month periods ended June 30, 2007 and 2006 included herein have been prepared by the Group, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Group as of June 30, 2007 and 2006. The interim results of operations for the six month periods ended June 30, 2007 and 2006 respectively, are not necessarily indicative of the results that may be achieved for the full year.

(f) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany profits, transactions and account balances have been eliminated in consolidation.

(g) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(h) Revenue recognition

The Company currently earns revenue by performing studies for third party pharmaceutical companies. Revenue is recognized on a fee-for-service basis as the related service is performed. The difference between the amount of revenue recognized and the amount billed on a particular contract is included in the balance sheet as accrued income. Normally amounts become billable upon the achievement of certain specified conditions, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognized over the period in which the specified contracted obligations are fulfilled. Amounts included in accrued income are expected to be collected within one year and are included within current assets. Advanced billings to customers for which revenue has not been recognized, are recognized as deferred income within current liabilities.

(i) Direct costs

Direct costs consist of compensation and associated employee benefits for project-related employees and other direct project-related costs.

(j) Foreign currencies and translation of subsidiaries

The Company’s financial statements are presented in United States Dollars. The functional currency of the Company is the Euro. Transactions in currencies other than Euro are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than Euro are translated into Euro at exchange rates prevailing at the balance sheet date. Adjustments resulting from these transactions are charged or credited to income. For the years ended March 31, 2005 and 2006, the nine month period ended December 31, 2006, and the period from inception (December 12, 2003) to December 31, 2006, the unaudited six month periods ended June 30, 2006 and 2007, and the unaudited period from inception (December 12, 2003) to June 30, 2007, amounts charged to income amounted to $23,131, $32,838, $92,178, $148,147, $34,520, $63,199 and $211,346, respectively.

The financial statements of companies with functional currencies other than the United States dollar are translated at period end rates for the balance sheet and average rates for the period for the Consolidated Statement of Operations. Translation gains and losses arising are reported as a movement in accumulated other comprehensive income.

(k) Disclosure about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument.

Cash, cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities and taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments. Long term loans and borrowings are carried at amortized cost. The fair value of interest bearing loans and borrowings approximated carrying value at December 31, 2006.

(l) Leased assets

Costs in respect of operating leases are charged to the Consolidated Statement of Operations on a straight line basis over the lease term.

(m) Research and development

Internal research and development costs are expensed as incurred in accordance with Statement of Financial Accounting Standards (“SFAS”) No 2, Accounting for Research and Development Costs. Research and development costs are comprised of costs incurred in performing research and development activities, including salaries, benefits, facilities, research related overhead, clinical trial costs, contracted services, and other external costs. Acquired in process research and development is expensed on acquisition and relates to specific projects acquired that will be continued but for which (a) technical feasibility had not been established at the acquisition date and (b) they were deemed to have no alternative future use without further development.

(n) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

(o) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:

Years
Fixtures, fittings and equipment	3 – 10
Laboratory equipment	5

(p) Income taxes

The Company applies SFAS No. 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(q) Net loss per ordinary share

Basic loss per ordinary share is computed by dividing the net loss for the period available to ordinary shareholders by the sum of the weighted average number of ordinary shares issued and outstanding and the weighted average number of ordinary shares issuable during the period adjusted for the exclusion of the number of restricted shares issued or issuable that have not yet vested, are contingently returnable, or are contingently issuable, until such point as all necessary conditions have been satisfied for those ordinary shares to be fully vested, no longer contingently returnable or contingently issuable. Diluted loss per ordinary share is computed by dividing the net loss for the period available to ordinary shareholders by the sum of the weighted average number of ordinary shares issued and outstanding and the weighted average number of ordinary shares issuable during the period, adjusted for the number of restricted shares issued or issuable that have not yet vested or are contingently returnable and, when dilutive, adjusted for the effect of all potentially dilutive ordinary shares, including stock options, non vested restricted shares and shares eligible to be issued on an as if-converted basis.

Contingently issuable shares such as convertible loan stock and convertible preferred shares are included in the weighted average number of ordinary shares during the period for the diluted earnings per share calculation if all necessary conditions have been satisfied by the end of the period. They are included as of the beginning of the period in which the conditions were satisfied. If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted earnings per share shall be based on the number of ordinary shares, if any that would be issuable if the end of the reporting period were the end of the contingency period and if the result would be dilutive. Those contingently issuable shares shall be included in the denominator of diluted earnings per share as of the beginning of the period.

The contingently issuable shares associated with the convertible loan stock and the preferred shares of the Company have not been included in the basic or diluted earnings per share calculation in any of the periods presented as they remain contingently issuable at the end of each period.

The reconciliation of the numerators and denominators of the basic and diluted per share computations for the loss from continuing operations is as follows:

	Income (Numerator)	Shares (Denominator)	Per share amount
For the year ended March 31, 2005
Net loss	$(2,562,940)
Less preferred stock dividends	(9,552)

Basic EPS
Loss available to ordinary shareholders	(2,572,492)
Weighted average number of ordinary shares issued and issuable during the period		5,905,209
Less unvested or contingently returnable issued and issuable restricted shares		(555,966)

	(2,572,942)	5,349,243	$(0.48)

Effect of dilutive securities	—	—	—

Diluted EPS
Income available to ordinary shareholders and assumed conversions	$(2,572,492)	5,349,243	$(0.48)

	Income (Numerator)	Shares (Denominator)	Per share amount

For the year ended March 31, 2006
Net loss	$(3,260,763)
Less preferred stock dividends	(25,328)

Basic EPS
Loss available to ordinary shareholders	(3,286,091)
Weighted average number of ordinary shares issued and issuable during the period		7,160,643
Less unvested or contingently returnable issued and issuable restricted shares		(486,857)

	$(3,286,091)	6,673,786	$(0.49)
Effect of dilutive securities	—	—	—

Diluted EPS
Income available to ordinary shareholders and assumed conversions	$(3,286,091)	6,673,786	$(0.49)

For the nine month period ended December 31, 2006
Net loss	$(7,045,611)
Less preferred stock dividends	(21,808)

Basic EPS
Loss available to ordinary shareholders	(7,067,419)
Weighted average number of ordinary shares issued and issuable during the period		7,233,918
Less unvested or contingently returnable issued and issuable restricted shares		(279,666)

	$(7,067,419)	6,954,252	$(1.02)
Effect of dilutive securities	—	—	—

Diluted EPS
Income available to ordinary shareholders and assumed conversions	$(7,067,419)	6,954,252	$(1.02)

Period from Inception (December 12, 2003) to December 31, 2006
Net loss	$(16,141,077)
Less preferred stock dividends	(57,045)

	(16,198,122)

Basic EPS
Loss available to ordinary shareholders
Weighted average number of ordinary shares issued and issuable during the period		6,265,809
Less unvested or contingently returnable issued and issuable restricted shares		(173,190)

	$(16,198,122)	6,092,619	$(2.66)

Effect of dilutive securities	—	—	—

Diluted EPS
Income available to ordinary shareholders and assumed conversions	$(16,198,122)	6,092,619	$(2.66)

	Income (Numerator)	Shares (Denominator)	Per share amount
For the six month period ended June 30, 2006 (unaudited)
Net loss	$(2,206,338)
Less preferred stock dividends	$(15,111)

Basic EPS
Loss available to ordinary shareholders	(2,221,449)
Weighted average number of ordinary shares issued and issuable during the period		7,171,612
Less unvested or contingently returnable issued and issuable restricted shares		(384,833)

	(2,221,449)	6,786,779	$(0.33)
Effect of dilutive securities	—	—	—

Diluted EPS
Income available to ordinary shareholders and assumed conversions	(2,221,449)	6,786,779	$(0.33)

For the six month period ended June 30, 2007 (unaudited)
Net loss	$(5,419,548)
Less preferred stock dividends	(14,919)

Basic EPS
Loss available to ordinary shareholders	(5,434,467)
Weighted average number of ordinary shares issued and issuable during the period		7,246,110
Less unvested or contingently returnable issued and issuable restricted shares		(244,316)

	(5,434,467)	7,001,794	$(0.78)
Effect of dilutive securities	—	—	—

Diluted EPS
Income availability to ordinary shareholders and assumed conversions	$(5,434,467)	7,001,794	$(0.78)

For the period from inception (December 12, 2003) to June 30, 2007 (unaudited)
Net loss	$(21,560,625)
Less preferred stock dividends	(71,964)

Basic EPS
Loss available to ordinary shareholders	(21,632,589)
Weighted average number of ordinary shares issued and issuable during the period		6,405,429
Less unvested or contingently returnable issued and issuable restricted shares		(157,342)

	(21,632,589)	6,248,087	$3.46

Effect of dilutive securities	—	—	—

Diluted EPS
Income available to ordinary shareholders and assumed conversions	$(21,632,589)	6,248,087	$3.46

All potentially dilutive shares are anti-dilutive due to the existence of net losses from inception of the Company. As a result the numerator and the denominator, for basic and diluted EPS is the same for all periods presented and there is no difference between basic and diluted EPS. If the Company had not incurred losses, the following number of shares would have a dilutive effect: 562,664, 652,925, 927,619, 398,986, 984,940, 917,803 and 444,113 in the years ended March 31, 2005 and 2006, and the nine month period ended December 31, 2006, and the period from inception (December 12, 2003) to December 31, 2006, the unaudited six month periods ended June 30, 2006 and 2007, and the unaudited period from inception (December 12, 2003) to June 30, 2007, respectively.

(r) Stock-based compensation

Prior to April 1, 2006 the Company applied the fair value method of accounting for stock-based compensation as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, to all stock options issued to employees.

The Company accounts for stock options issued to non-employees in accordance with the provision of SFAS No. 123 and EITF No. 96 – 18, Accounting for Equity Instruments that are Issued to other than Employees, or in conjunction with Selling Goods and Services, which requires valuing the stock options using an option pricing model and re-measuring such stock options to the current fair value until the performance date has been reached.

Effective April 1, 2006 the Company adopted SFAS No. 123 (revised 2004), Share Based Payments. SFAS No. 123 R requires that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values. The Company adopted SFAS No. 123 R with effect from April 1, 2006, with the Black-Scholes model being used to calculate the fair value of options granted and using the modified-prospective transition method. Under that transition method, compensation cost recognized in the period ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of April 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share based payments granted subsequent to April 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS No. 123 R. Results for prior periods have not been adjusted.

(s) Impairment of long lived assets

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

(t) Interest bearing borrowings

Interest bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the Consolidated Statement of Operations over the period of the borrowings on an effective interest rate basis.

(u) Deferred financing costs

Cost of issuing debt instruments are deferred, recorded as an asset on the Consolidated Balance Sheet and recognized in the Consolidated Statement of Operations over the life of the instrument using the effective interest rate method.

(v) Recent accounting pronouncements

In December 2004, SFAS No. 123R, which is a revision of SFAS No. 123, was issued. SFAS No. 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense in the Consolidated Statement of Operations based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS

No. 123 R using the modified prospective method of transition on April 1, 2006. The adoption of the fair value method under SFAS No. 123 R did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2005, SFAS No. 154, Accounting Changes and Error Correction, was issued. SFAS No. 154 is a replacement of APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. The statement applies to all voluntary changes in accounting principles, and changes the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing of the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 does not change the provisions of any existing account pronouncements, including those that are in a transition phase at the effective date of the statement. The Company adopted the provisions of SFAS No. 154 on April 1, 2006, and the adoption of the new standard did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2006, SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140, was issued, which amends SFAS No. 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 provides a fair value measurement option for certain hybrid financial instruments containing an embedded derivative that would otherwise require bifurcation. The requirements are effective for the Company beginning in the first quarter of fiscal 2007. The Company adopted SFAS No. 155 on January 1, 2007, and the adoption did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109 (“FIN 48”), was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken in a tax return. It also provides guidance on de-recognition classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007, and the adoption did not have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, SFAS No. 157, Fair Value Measurements, was issued. The standard defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company beginning in the first quarter of fiscal 2009. Although the Company will continue to evaluate the application of SFAS No. 157, management does not currently believe adoption will have a material impact on the Company’s results of operations or financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company’s financial position or results of operations.

In February 2007, SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, was issued. SFAS No. 159 is effective as of the beginning of the fiscal years beginning after November 15, 2007. SFAS No. 159 provides companies with the option to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The Company is currently evaluating the provisions of SFAS No. 159; however, the adoption of SFAS No. 159 is not expected to have a material impact on the financial position or results of operations of the Company.

3. In Process Research and Development

On February 16, 2004, the Company acquired four platform drug delivery technologies and certain equipment used solely in the research and development of those technologies from a third party pharmaceutical company. Part of one of the drug delivery platforms has been licensed from the pharmaceutical company as opposed to acquired. This is an exclusive worldwide license which lasts for the longer of 15 years from the completion of the contract or the term of the patent. The purchase consideration consisted of $2,469,780 in cash, together with a right entitling the vendor to 5% of the issued and outstanding ordinary shares of the Company. The purchase contract prevents the vendor’s percentage holding falling below 5% of the fully diluted issued and outstanding ordinary shares of the Company until such time as the Company has raised $8,000,000 in aggregate funds. In addition, the Company has an obligation to pay the vendor royalties of 10% less applicable costs in connection with revenue attributable to the patents purchased or licensed under the agreement. These payments will be made until the later of (a) the expiration of the relevant patent or (b) 15 years from the completion of the purchase contract. This transaction was an asset purchase and as a result has been recorded at cost. In the event the Company disposes of any of the assets acquired in the period to December 31, 2010, the Company is required to pay a relevant percentage of the net proceeds of disposal received to the third party pharmaceutical company. The percentage is on a reducing basis with 50% of the net proceeds being payable in 2003 to 5% of the net proceeds being payable in 2010. The Company had not disposed of any of the acquired equipment or drug delivery technologies at December 31, 2006.

Technological feasibility of the acquired drug delivery technologies was not established at the acquired date. There was no alternative future use and these technologies were not considered complete. Accordingly, cost of the assets was immediately expensed in the Consolidated Statement of Operations on the date acquired in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

The fair value of ordinary shares to be issued is accounted for as additional consideration and expensed as in-process research and development when it is due. Shares due to be issued as a result of the agreement included 228,833 shares at acquisition date (5% of the then outstanding shares of the Company), an additional 127,427, 35,899 and 4,236 shares in the years ending March 31, 2005 and 2006 the nine month period ended December 31, 2006, respectively. During the years ended March 31, 2005 and 2006, the nine month period ended December 31, 2006 and unaudited six month periods ended June 30, 2006 and 2007 the Company recorded the value of the additional shares due of $70,831, $22,325, $20,698, $ Nil and $Nil, respectively, as in-process research and development expense. The value recorded as additional consideration was determined by reference to the enterprise value of the Company at each point in time. Such amounts have been included as ordinary shares issuable in the Consolidated Statement of Shareholders’ Deficit and Comprehensive Loss. On July 20, 2006, 389,913 ordinary shares were issued to the vendor.

4. Property, Plant and Equipment, Net

	March 31, 2006	December 31, 2006	June 30, 2007
			Unaudited
Cost:
Fixtures, fittings and equipment	$75,806	$99,948	$109,869
Laboratory equipment	211,897	566,010	753,626

	287,703	665,958	863,495
Less accumulated depreciation	(75,563)	(153,760)	(242,736)

Property, plant and equipment, net	$212,140	$512,198	$620,759

5. Other Liabilities

	March 31, 2006	December 31, 2006	June 30, 2007
			Unaudited
Accrued liabilities	$417,326	$975,265	$838,510
Deferred income	—	169,154	460,095
Accrued social welfare costs	31,308	51,371	76,282

	$448,634	$1,195,790	$1,374,887

6. Interest Bearing Loans and Borrowings

	March 31, 2006	December 31, 2006	June 30, 2007
			Unaudited
Non-current liabilities:
Shareholder loans (a)	$973,452	$620,999	$—
10% convertible loan stock (c)	—	18,438,000	18,907,000
Interest on 10% convertible loan stock (c)	—	750,987	1,823,230

	$973,452	$19,809,986	$20,730,230

Current liabilities:
Shareholder loan (a)	$139,064	$620,999	$—
Interest on shareholder loan (a)	90,703	203,453	—
Bank loan (b)	1,179,700	—	—

	$1,409,467	$824,452	$—

(a) Shareholder loans

During the period ended March 31, 2004, the Company issued $2,625,480 in convertible loan notes to one of the Group shareholders, European Bioscience Fund 1 Limited. On November 23, 2004, this loan note and a further loan note of $725,400 issued in the year ended March 31, 2005 were converted into 1,109,565 ordinary shares for total proceeds of $3,581,127.

During the year ended March 31, 2006, the Company entered into a loan agreement for $1,317,000 (€1,000,000) with European Bioscience Fund 1 Limited, under which $1,241,998 was drawn down at December 31, 2006. The loan bears interest at a fixed rate of 12% per annum. The loan including interest is to be repaid over 24 monthly equal installments commencing January 1, 2007. The loan facility is secured by a fixed and floating charge over the Group’s equipment. This loan was repaid in full on January 5, 2007.

(b) Bank loan

During the year ended March 31, 2006, the Group obtained a bank loan of $1,229,000 (€1,000,000), repayable on or before December 31, 2006. The loan bears interest at a floating rate of Euribor plus 0.5%. The interest rate was 3.625% at March 31, 2006. The interest payable was fully paid at March 31, 2006.

As outlined in Note 16 to these financial statements, the loan was guaranteed by a Company shareholder. In return for guaranteeing the loan the shareholder was granted a first fixed and floating charge over all of the assets of the Company together with an option to acquire a 5% interest in the ordinary shares of the Company. Further information on this option is disclosed in Note 9 to these financial statements.

An arrangement fee of $123,000 was charged by a company connected with the shareholder in return for the arrangement of the guarantee. The fee is being expensed to the Consolidated Statement of Operations over the life of the loan. $67,980 was expensed in the year ended March 31, 2006. The remaining $55,020 was included within current assets as a deferred finance cost at March 31, 2006.

On June 26, 2006, the loan was repaid in full at $1,291,750 and remaining deferred financing costs of $55,020 were expensed to the statement of operations in the period ended December 31, 2006.

(c) 10% convertible loan stock

On April 13, 2006, $7,078,200 (€6,000,000) in 10% Convertible Secured Loan Stock (Loan Stock) was issued by the Company. Fees and expenses of $531,000 were incurred in connection with this transaction. $110,962 of these fees and expenses have been expensed to the Consolidated Statement of Operations in the nine month period ended December 31, 2006 and the remaining cost to be amortized on a straight line basis over the life of the loan is included in deferred finance costs in the Consolidated Balance Sheet. On November 26, 2006, $10,469,600 (€8,000,000) in Loan Stock was issued by the Company. Fees and expenses of $329,815 were incurred in connection with this transaction. $15,420 of these fees and expenses have been expensed to the Consolidated Statements of Operations in the nine month period to December 31, 2006 and the remaining cost to be amortized on a straight line basis over the life of the loan is included in deferred finance costs in the Consolidated Balance Sheet.

The Loan Stock is secured by the assets of the Company and its subsidiaries. The principal repayment arrangements are as follows:

a. The Loan Stock has a maximum term of three years.

b. Interest accrues at 10% per annum on a compounding basis.

c. All principal and interest is repaid by way of a single payment on March 31, 2009 (April stock issue), or November 30, 2009 (November stock issue).

There are a number of conversion features that may apply where third party equity fundraising via Initial Public Offering (IPO) or non-IPO equity fundraising is successfully undertaken prior to March 31, 2009/November 30, 2009. In the case of an IPO, conversion to shares will be automatic; in the case of non-IPO funding occurring, the holders of the Loan Stock can convert all or a portion of their loan stock to ordinary shares at their option. Of relevance to understanding these possibilities are the following two definitions:

“Target Conversion Date” is defined as March 30, 2007 (April stock issue)/November 30, 2007 (November stock issue).

“Conversion Price” is defined as 80%/75% of the IPO or non-IPO market share price or 75% /70% of the IPO or non-IPO market share price where any particular holder of Loan Stock originally subscribed (at April 13, 2006/November 26, 2006) for €1,000,000 or more of such Loan Stock. At April 13, 2006, one loan stockholder subscribed for $2,360,000 (€2,000,000) of loan stock, and is the only holder to have subscribed for €1,000,000 or more. On November 26, 2006, four loan stockholders subscribed for $1,317,000 (€1,000,000) of loan stock or more.

Each of the four conversion features is explained below:

1. Conversion if IPO takes place prior to the Target Conversion Date:

If the IPO occurs by the Target Conversion Date then the conversion to shares is based on $7,078,200 (€6,000,000) (April Loan Stock issue) or $10,496,600 (€8,000,000) (November Loan Stock issue) principal only (excluding any interest that would otherwise have accrued on the principal), using the relevant Conversion Price for each holder. This gives rise to a variable number of shares being issued to the Loan Stock holder; and all previously accrued interest is forfeited by the Loan Stock holder.

2. Conversion if IPO takes place after the Target Conversion Date:

If the IPO occurs after the Target Conversion Date then the conversion to shares is based on $7,078,200 (€6,000,000) (April Loan Stock issue) or $10,496,600 (€8,000,000) (November Loan Stock issue) principal plus accrued interest up to the conversion date using the relevant Conversion Price for each holder. This gives rise to a variable number of shares being issued to the Loan Stock holder for all principal and accrued interest.

3. Conversion if non-IPO funding takes place before the Target Conversion Date:

In this situation each Loan Stock holder has the option to convert either some or all of his Loan Stock principal (i.e. excluding any accrued interest) into shares using the relevant Conversion Price for that holder; all previously accrued interest is forfeited by the Loan Stock holder.

4. Conversion if non-IPO funding takes place after the Target Conversion Date:

Each Loan Stock holder has the option to convert either some or all of his Loan Stock principal plus any accrued interest into shares using the relevant Conversion Price for that holder.

For the period ended December 31, 2006, $607,892 and $122,903 in interest was expensed to the Consolidated Statement of Operations in respect of the April and November Loan Stock, respectively. For the unaudited six month period ended June 30, 2007, $444,956 and $593,275 in interest was expensed to the Consolidated Statement of Operations in respect of the April and November Loan Stock, respectively.

The Company determined that as the Conversion Price for the shares to be issued upon conversion is based on the fair value of the shares at that date, the contingent conversion feature is a contingent beneficial conversion feature. However, since the Loan Stock becomes convertible only upon the occurrence of a future event outside the control of the holder (IPO or non-IPO as defined above) and contains conversion terms that change upon the occurrence of future events, the contingent beneficial conversion feature cannot be measured at the date of issuance of the Loan Stock (commitment date) and should not be recognized until the contingency is resolved (IPO or non-IPO funding occurs). Specifically, since the contingent beneficial conversion feature is based on a calculation involving the IPO or Non-IPO price, the feature cannot be measured at the date of issuance of the Loan Stock as the IPO or Non-IPO price is unknown at that time. The feature will be measured at the date of the occurrence of the contingent event (IPO or Non-IPO). The Company has recorded the Loan Stock issued in April and November at the stated amounts (€6 million and €8 million, respectively), and no amounts have been allocated to the beneficial conversion features.

7. Convertible Preference Shares

The Company’s articles of association authorize the Company to issue A Preference Shares and B Preference Shares. The convertible redeemable preference shares described below refer to the authorized A Preference Shares. There have been no B Preference Shares issued to date.

On November 23, 2004, the Company issued convertible, redeemable preference shares to an Irish Government agency that promotes indigenous companies, in return for proceeds of $968,475 (€750,000). The subscription agreement between the parties specifies that the Government agency is entitled in priority to any payment of dividend on any other class of stock in the Company. There are three mutually exclusive settlement options detailed in the subscription agreement, which are outlined below.

Redemption feature

The preference shares give the holder the right at any time after five years from the issue date to redeem the stock for cash. The redemption amount is equal to the original issue price of $968,475 (€750,000) plus any unpaid cumulative preferential dividends. The holder is entitled to an annual fixed cumulative preferential dividend at a stated coupon rate of 9% (or 3% in the event that the company utilizes the funding for qualifying research and development expenditure). The dividend shall be accrued annually in arrears based on the original sum received. The agreement states that the actual payment of the dividends shall be deferred until the mandatory redemption date of the preference shares, November 2009. In November 2009, both the dividends and the principal must be repaid in full. The dividend rate of 9% is based on the original amount advanced; there is no additional financing cost being charged because of the deferral of the dividend payments (i.e. no compounding). If the holder, on completion of its review of the Company’s actual expenditures, is satisfied that the funding was in fact spent on qualifying research and development, the holder will then agree to reduce the required dividend rate to 3%, and this lower rate will apply retrospectively to November 23, 2004. The required expenditure had been incurred by March 31, 2006; accordingly the preference dividend recognized in these financial statements has been calculated using the 3% rate.

Conversion feature

If the Company raises additional equity of at least €2,000,000 from an External Fundraising Event (the Conversion Event), then the holder has the option within 60 days of the Conversion Event to convert all of its preference shares into ordinary shares of the Company, subject to a 10% ordinary share ceiling (see below), at the Conversion Rate.

The Conversion Rate shall be calculated as the issue price of the new stock (issued on the External Fundraising Event) less the following percentage discounts, with the rates of discount increasing as the period of time between the original issue date of the preference shares and the Conversion Event increases. The conversion rate will result in the holder receiving a variable number of ordinary shares. All dividends accrued up to the date of conversion are forfeited.

Period held	Discount % on external fundraising share price
0 – 12 months	15%
13 – 24 months	25%
25 – 36 months	35%
37 – 48 months	45%
49 – 59 months	55%

If the application of the above formula resulted in the holder being entitled to more than 10% of the ordinary shares of the Company outstanding immediately after the External Fundraising Event, then the holder will only be allowed to convert whatever number of preference shares, at the appropriate discount rate from the above table, that would entitle it to 10% of the Company’s outstanding ordinary shares. The remainder of the preference shares would be transferred to a new preference share ‘A’ class, which would be mandatorily redeemable on November 23, 2009, with dividends payable in cash each year at 3%, assuming the original funding is spent on qualifying research and development. There is no deferral of dividends permitted on this new class.

Change of control feature

In the event of a sale of all of the Company’s ordinary shares or assets, the holder would have the right to repayment of the principal originally advanced together with dividends accrued (at 9% reducing to 3% if the Research and Development is deemed qualifying as described above) but unpaid up to that point in time plus the lesser of an additional $968,475 (€750,000) or 10% of the value of the Company at the date of the change in control.

For the year ended March 31, 2005 and 2006, and the nine month period ended December 31, 2006 and the unaudited six month period ended June 30, 2007, the amount of dividend deducted from Additional Paid in Capital was $9,552, $25,328, $21,808 and $14,919, respectively. Issue costs of $10,505 were incurred in connection with this transaction and have been netted against the convertible preference shares in the Consolidated Balance Sheet. $700, $1,919, $1,544, $868 and $750 of these costs have been amortized to the Statement of Operations in the years ended March 31, 2005 and 2006, and the nine month period ended December 31, 2006, the unaudited six month periods ended June 30, 2006 and 2007, respectively.

The Company determined that the conversion feature is a contingent beneficial conversion feature as the conversion price for the ordinary shares to be issued upon conversion of the instrument is based on the fair value of the shares at that date. However, since the instrument becomes convertible only upon the occurrence of a future event outside the control of the holder (external funding event as defined above) and contains conversion terms that change upon the occurrence of future events (as described above), the contingent beneficial conversion feature cannot be measured at the date of issuance of the preference shares and should not be recognized until the contingency is resolved. Specifically, since the contingent beneficial conversion feature is based on a calculation involving the fair value of an ordinary share at the date of the Conversion Event, the feature cannot be measured at the date of issuance of the preference shares as the fair value required for the conversion is unknown at that time. The feature will be measured at the date of the occurrence of the Contingent Event. The Company has recorded the convertible preference shares at fair value of €750,000 and no amounts have been allocated to the beneficial conversion features.

The Company has received a signed commitment from the holder of the preference shares to convert all outstanding preference shares immediately prior to the closing of the IPO. Accordingly, the shares will be converted prior to the occurrence of an External Fundraising Event, and the Company will not record a bifurcated embedded conversion feature or a contingent beneficial conversion feature upon the closing of the IPO.

8. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution pension plan (the “Plan”). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant’s contributions up to 10% of the participant’s annual compensation. Contributions to this plan are recorded, as an expense in the Consolidated Statement of Operations. Contributions for the years ended March 31, 2005 and 2006, the nine month period ended December 31, 2006 and the unaudited six month periods ended June 30, 2006 and 2007, were, $18,817, $41,313, $96,755, $61,487 and $83,132, respectively.

9. Share Based Payments

On February 17, 2005, the Company adopted a Share Option Plan pursuant to which the Compensation Committee of the Board may grant options to non-employees, employees and senior executives of the Company or its subsidiaries for the purchase of ordinary shares. Each grant of an option under the Plan will be evidenced by a stock option agreement between the optionee and the Company. The exercise price and vesting period are determined by the board of directors and are specified in each stock option agreement.

An aggregate of 282,608 ordinary shares were reserved for issuance under the Plan. No options can be granted after August 8, 2016. On March 15, 2007, the number of ordinary shares reserved for issuance under the plan was increased by 1,086,956.

Employee and non-employee share option awards

The following table summarizes option activity for awards from December 12, 2003 (date of incorporation) to the period ended June 30, 2007.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life
At December 12, 2003	—	—	—	—

Outstanding at March 31, 2004	—	—	—	—

Granted	13,396	$0.37	$0.55	9.5 years
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding at March 31, 2005	13,396	$0.37	$0.55	8.5 years
Granted	177,232	0.16	0.53	7.2 years
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding at March 31, 2006	190,628	$0.16	$0.53	7.30 years

Granted	195,300	$0.02	$2.19	8.9 years
Exercised	—	$—	$—	—
Cancelled	(108,837)	$0.02	$0.60	6.0 years

Outstanding at December 31, 2006	277,091	$0.14	$1.66	8.3 years

Unaudited
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	(2,070)	$0.37	$0.52	6.1 years

Outstanding at June 30, 2007	275,021	$0.14	$1.66	7.8 years

Of the options granted in the periods above, 13,396, 12,457, 690, 2,366 and Nil were granted to non-employees in the years ended March 31, 2005 and 2006, the nine month period ended December 31, 2006 and the unaudited six month periods ended June 30, 2006 and 2007, respectively. These options have been accounted for under the provisions of EITF 96-18 and are liability classified. The options were 100% vested on grant date, are non-forfeitable and all performance criteria have been met. Compensation expense of $7,389, $5,751, $3,230, $1,230 and $Nil, has been recognized within research and development expenses in the Consolidated Statement of Operations, in the years ended March 31, 2005 and 2006, the nine month period ended December 31, 2006 and the unaudited six month periods ended June 30, 2006 and 2007, respectively. The fair value of non-employee awards was calculated using the Black Scholes option pricing model.

Employee share options typically vest over a period of three years from date of grant and expire 7 to 10 years from date of grant. However, options that are currently outstanding provide that in the event of a change of control resulting in a change in beneficial ownership of at least a majority of the Company’s then existing voting ordinary shares, all of the options that are unvested and unexercisable become immediately vested and exercisable as of a date prior to the transaction determined by the Board of Directors. Additionally, such share options typically provide that upon the death or disability of the optionee or upon the termination of such optionee’s employment with the Company without cause, all of the options that are unvested or unexercisable become immediately vested and exercisable. The maximum contractual term of options outstanding at June 30, 2007, is 10 years. The fair value of employee options was calculated using the Black Scholes option pricing model in accordance with SFAS No. 123.

In December 2004, SFAS No. 123R was issued, which replaced SFAS No. 123. SFAS No. 123R requires, with effect from accounting periods beginning after June 15, 2005, that all share based payments to employees including stock options granted, be recognized in the financial statements based on their grant date fair values. The Company adopted SFAS No. 123R with effect from April 1, 2006, with the Black Scholes model of valuation being used to calculate the fair value of options granted, using the prospective transition method. Under that transition method compensation cost recognized in the period ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, March 31, 2006 based on grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) compensation cost for all share based payments granted subsequent to March 31, 2006 based on grant date fair values estimated in accordance with the provisions of SFAS No. 123R.

Compensation expense of $11,415, $1,912, $1,239 and $1,340 was charged to selling, general and administrative expenses and $7,666, $4,056, $2,634 and $2,847 to research and development expenses in the Consolidated Statement of Operations in the year ended March 31, 2006 and the nine month period ended December 31, 2006 and the unaudited six month periods ended June 30, 2006 and 2007, in respect of employee options.

101,333 of the options cancelled in the period ended December 31, 2006 had anti-dilutive provisions attached. The holder of these options was entitled to options over 1.5% of the company up to the date of closing of a specified fundraising by the Company. The exercise price of these options was par. The holder of the options was issued restricted shares with anti-dilution provisions on the same date as the holder’s options were cancelled. The new shares are exercisable at par with the same vesting term as the options. This has not been treated as a modification as the fair value of the option award and the fair value of the share award were equal. The holder was also issued an additional 16,359 restricted shares in the period to bring his holdings up to 1.5% of the outstanding capital stock on a fully diluted basis. The compensation expense for these shares has been recorded in selling, general and administrative expenses in the period.

In November 2006, two non-executive directors were issued with 33,043 options each. These options vest over 3 years. The same terms and conditions that apply to the employee stock options apply to the non executive director grants. The fair value of the employee options was calculated using the Black Scholes option pricing model in accordance with SFAS 123R. Compensation expense of $26,907 and $56,287 was charged to selling, general and administrative expenses in the Consolidated Statement of Operations in the nine month period ended December 31, 2006 and the unaudited six month period ended June 30, 2007.

The fair value of the non-employee, employee and non-executive director option awards was calculated using the Black Scholes model under the following assumptions:

Volatility	- 50% (based on the volatility of similar companies in their early years)

Future dividends	- 0%

Future risk-free rate of return	- US gilts zero coupon yield rate at the date of grant
- Ranging between 4.1% and 4.7% per annum

Expected term to exercise	- 6 years or two thirds of the overall term to expiry—employees
- Contractual term—non employees

Forfeiture	- Nil future pre-vesting forfeiture

Non vested options outstanding are as follows:

	Options outstanding Number of Shares	Weighted average exercise price	Weighted average fair value
Non-vested outstanding at March 31, 2005	—	$—	$—
Granted	177,232	0.16	0.53
Vested	(55,512)	0.30	0.44
Cancelled	—	—	—

Non vested outstanding at March 31, 2006	121,720	$0.09	$0.58

Granted	195,300	0.02	2.19
Vested	(105,000)	0.09	1.68
Cancelled	(93,410)	0.02	0.60

Non vested outstanding at December 31, 2006	118,610	$0.14	$2.62
Unaudited
Granted	—	—	—
Vested	(45,568)	$0.09	$3.73
Cancelled	(2,070)	$0.37	$0.52

Non vested outstanding at June 30, 2007	70,972	$0.04	$3.30

As at March 31, 2006, total unrecognized compensation related to unvested options, which the Company expects to recognize over a weighted average period of 3.4 years, amounted to $69,174. The Company has granted options with fair values ranging from $0.37 to $0.62 per option or a weighted average fair value of $0.53 per option. The Company issues new ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at March 31, 2006, was 68,909.

As at December 31, 2006, total unrecognized compensation related to unvested options, which the Company expects to recognize over a weighted average period of 1.8 years, amounted to $369,229. The Company has granted options with fair values ranging from $0.37 to $4.88 per option or a weighted average fair value of $1.66 per option. The Company issues new ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at December 31, 2006 was 183,814.

Unaudited

As at June 30, 2007, total unrecognized compensation related to unvested options, which the Company expects to recognize over a weighted average period of 1.33 years, amounted to $291,815. The Company has granted options with fair values ranging from $0.37 to $4.88 per option or a weighted average fair value of $1.66 per option. The Company issues new ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2007 was 204,050.

Restricted shares

In April 2004, certain senior executive management were individually permitted to subscribe for and purchase “at par” restricted shares of ordinary shares of the Company representing between 3% and 6% (12% in aggregate) of the issued stock of the Company on a fully diluted basis. The fully diluted basis is measured at the point the Company raises $12,000,000 in a single funding event. On April 1, 2004, 12% of the Company equated to 628,608 ordinary shares. This initial grant of restricted shares has been valued using the Black Scholes model in accordance with SFAS No. 123 at $Nil.

As additional share issues or option grants are made by the Company the senior executive management are entitled to further shares to maintain their shareholding at 12%.

On November 23, 2004, following a new share issue to existing shareholders the executives became entitled to be issued 226,414 shares at par to maintain their shareholding of 12% of the Company on a fully diluted basis. Compensation expense of $125,918 was calculated in accordance with SFAS No. 123 using the Black Scholes model. This expense is being recognized over the period in which the restricted shares vest (4 years). $50,367, $25,184, $23,609, $17,030 and $18,408 was recognized in the years ended March 31, 2005, 2006, the nine month period ended December 31, 2006, and the unaudited six month period ended June 30, 2006 and 2007, respectively. $30,390, $15,195, $14,245, $6,642 and $8,744 was recognized within research and development expenses and $19,977, $9,989, $9,363, $10,388 and $9,664 was recognized within selling, general and administrative expenses in the Consolidated Statement of Operations in the years ended March 31, 2005, and 2006, the nine month period ended December 31, 2006, and the unaudited six month period ended June 30, 2006 and 2007 respectively.

On December 15, 2005, a further 86,158 shares became issuable to the executives as a result of options issued to employees and the option issued to a Group shareholder (as described below). Compensation expense of $53,580 was calculated using the Black Scholes model and is being recognized over the period in which the restricted shares vest. $32,148, $10,046, $6,725 and $7,144 of this expense was recognized in the year ended March 31, 2006, the nine month period ended December 31, 2006, and the unaudited six month period ended June 30, 2006 and 2007. $23,034, $7,198, $3,187 and $3,393 charged to research and development expenses and $9,114, $2,848, $3,538 and $3,751 charged to selling, general and administration expenses, respectively. The market value of the Company’s ordinary shares was determined by reference to the Company’s enterprise value.

In addition 101,333 ordinary shares were issued to an executive in the nine month period ended December 31, 2006, in the place of his options cancelled in the same period (as described above). Compensation expense of $20,630 and $13,430 was recognized in selling, general and administrative expenses in the Consolidated Statement of Operations during the nine month period ended December 31, 2006 and the unaudited six month period ended June 30, 2007 in respect of these restricted ordinary shares.

A total of 298,000 restricted ordinary shares were issued in the period to the executives. 126,156 options were granted to one executive instead of restricted ordinary shares. These options had the same exercise price and vesting conditions as the restricted ordinary shares under his original agreement. At June 30, 2007, total unrecognized compensation related to unvested restricted ordinary shares, which the Company expects to recognize over a weighted average period of 10 months, amounted to $48,810 (December 31, 2006: $84,738).

In November, 2006, a further 11,437 ordinary shares became issuable to the executives as a result of options issued to non-executive directors. Compensation expense of $55,884 was calculated using the Black Scholes model and is being recognized over the period in which the restricted ordinary shares vest. $39,498 and $13,280 of this expense was recognized in the nine month period ended December 31, 2006, and the six month period ended June 30, 2007, respectively. $15,403 and $5,179 was charged to research and development expenses and $24,095 and $8,101 was charged to selling general and administration expenses during the same respective periods. The market value of the Company’s ordinary shares was determined by reference to the Company’s enterprise value.

The unvested portion of these ordinary shares are subject to repurchase by the Company at par value (initial grant price) in the event that these employees employment is terminated. Upon a change in control of the Company all of the ordinary shares then subject to the repurchase option shall be immediately released from the repurchase option.

The fair values were determined using the Black Scholes model and the following assumptions:

Volatility	- 50% (based on the volatility of similar companies in their early years)

Future dividends	- 0%

Future risk-free rate of return	- US gilts zero coupon yield rate at the date of grant
- Ranging between 4.1% and 4.4% per annum

Forfeiture	- Nil

Option granted to a shareholder

As outlined in Note 6 to these financial statements, during the year ended March 31, 2006, the Company obtained a bank loan of $1,229,000 (€1,000,000). The loan was guaranteed by a shareholder. In return for guaranteeing the loan the shareholder was granted a first fixed and floating charge over all of the assets of the Company together with an option to acquire a 5% interest in the ordinary shares of the Company. The fair value of the option calculated in accordance with EITF 96-18 is $18,437. $10,294 of this amount was charged to interest expense in the Consolidated Statement of Operations in the year ended March 31, 2006. The remainder of the option compensation charge was included within current assets as a deferred finance cost at March 31, 2006, and has been recognized as an interest expense in the period to December 31, 2006 (over the remaining life of the loan). The option is exercisable from the date on which the loan was received (December 15, 2005) until 65 days after a minimum fundraising of $7,500,000.

As described in Note 6, the loan was repaid in full on June 26, 2006. As a result, the performance commitment associated with the option was satisfied and the Company was required to re-evaluate the accounting for the option. The Company re-evaluated the nature of the vested shareholder option and determined that the option should be reclassified as a liability award at fair value, as the option is for a 5% interest in the ordinary shares of the Company on a fully diluted basis, with the number of ordinary shares being determined on option exercise. The Company reclassified $18,437 to additional paid in capital in the Consolidated Statement of Shareholders Deficit and Comprehensive Loss, to record the option as a liability classified award at fair value on June 26, 2006. The fair value of the award as of June 26, 2006 was calculated using the Black Scholes model and the market value of the Company’s ordinary shares used in the Black Scholes model was $0.74 as determined by reference to a retrospective valuation of the Company’s enterprise value at that date. The option was modified on November 26, 2006 to extend the exercise period of the option from 65 days to 365 days. The option was marked to fair value at December 31, 2006, using the Black Scholes model, and the Company recorded the resulting expense of $2,281,563 as interest and other expense in the Consolidated Statement of Operations for the nine month period ended December 31, 2006. The fair value of the award at December 31, 2006 was calculated using the Black Scholes model and the market value of the Company’s ordinary shares used in the Black Scholes model was $5.06 as determined by reference to a retrospective valuation of the Company’s enterprise value at that date. The option was marked to fair value at June 30, 2007, using the Black Scholes model, and the company recorded the resulting expense of $1,641,164 as interest and other expense in the Consolidated Statement of Operations for the unaudited six month period ended June 30, 2007. The fair value of the award at June 30, 2007 was calculated using the Black Scholes model and the market value of the Company’s ordinary shares used in the Black Scholes model was $8.59 as determined by reference to a retrospective valuation of the Company’s enterprise value at that date.

10. Share Capital

Ordinary shares

The Company issued 100 shares of $0.01 each of ordinary share capital on incorporation.

On November 12, 2004, the Company reclassified its ordinary share capital giving shareholders 100 shares for each ordinary share held at a value of $0.0001 per share. On June 15, 2005, the Company reclassified its share capital giving shareholders 1,000 shares for each share held at a value of $0.0000001 per share. The authorized share capital was increased to 30,000,000 shares of $0.0000001 each. On April 10, 2006, Merrion Pharmaceuticals Limited became the holding company of the Group headed up by Merrion Pharmaceuticals Inc. On that date Merrion Pharmaceuticals Limited acquired the entire issued share capital of Merrion Pharmaceuticals Inc. amounting to 15,047,800 ordinary shares of $0.000001 par value each and 750,000 convertible preference shares in the capital of Merrion Pharmaceuticals Inc. and, in consideration, Merrion Pharmaceuticals Limited issued one ordinary share of €0.01 credited as paid up for one ordinary share of $0.0000001 (par value) in the capital of Merrion Pharmaceuticals Inc. and 750,000 convertible preference shares. See Note 17 for further information on Share Capital reclassifications and the presentation of share and per share information in these financial statements.

On February 16, 2004, the Company entered into an agreement to purchase in process research and development from a third party pharmaceutical company. The purchase contract granted the vendor rights to 5% of the ordinary shares of the Company, representing 228,833 ordinary shares at the acquisition date. The value of the shares was $Nil as determined by the enterprise value of the Company at that date.

On April 1, 2004, 628,608 restricted ordinary shares were issued to certain employees at par. The shares issued vest between April 1, 2004 and April 1, 2008 and have anti-dilution clauses that maintain the shareholding at 12% of ordinary shares on a fully diluted basis. The directors deemed the fair value of the shares to be $Nil on the basis of a $Nil valuation of the Company at the issue date.

On November 23, 2004, 456,521 ordinary shares were issued for total cash consideration of $1,637,274 (€1,255,000). Transaction costs of $17,759 were incurred. On the same date loan stock totaling $3,581,127 (€2,745,000) was converted into 1,109,565 ordinary shares at a price of $3.22 (€2.46) per share. Transaction costs of $38,845 were incurred.

On April 1, 2004, and November 23, 2004, a further 33,084 and 94,343 ordinary shares became issuable to the third party pharmaceutical company to maintain the shareholding at 5% of the outstanding ordinary shares of the Company. These issues were valued at $Nil and $70,831, respectively, determined by the enterprise value of the Company on those dates.

On November 23, 2004, a further 226,414 restricted ordinary shares became issuable to certain employees at nominal value to maintain their shareholdings at 12% of the ordinary shares of the Company. Stock compensation expense of $314,795 was calculated in accordance with SFAS 123 using the Black Scholes model. The charge will be recognized over the vesting period of the shares.

In December 2005, a further 35,899 ordinary shares became issuable to the third party pharmaceutical company and 86,158 became issuable to the employees with restricted shares. Stock compensation expense of $53,580 was calculated on the restricted shares using the Black Scholes model and $22,325 was expensed to in process research and development with respect to the shares issuable to the pharmaceutical company. The stock compensation expense will be recognized over the vesting period of the shares.

The issuance of preference shares and Loan Stock did not result in additional shares being issuable to holders of the restricted shares, the third party pharmaceutical company (Note 3) or the Company’s shareholder (Note 9) under the anti-dilution provisions of their various agreements. This was due to the fact that the preference shares and Loan Stock are contingently convertible and thus do not trigger the anti-dilution provisions until the relevant contingencies are resolved.

In April, 2006, an option previously granted to one employee for 1.5% of the ordinary shares of the Company was replaced with restricted shares for 1.5% of the Company. These shares were issued at par.

11. Interest Expense

	Year ended March 31,		Nine month period ended December 31, 2006	Six month period ended June 30,
	2005	2006		2006	2007
				Unaudited	Unaudited
Stock compensation charge on bank loan guarantee provided (note 6)	$—	$—	$8,143	$8,143	$—
Fair value adjustment on shareholder option	—	—	2,281,563	—	1,641,164
On bank loans, overdrafts and other loans wholly repayable within five years	—	95,671	109,051	114,509	1,735
Loan facility fees	—	73,905	59,409	—	—
10% convertible loan stock; interest and accretion of issuance costs	—	—	856,367	217,544	1,192,340
Convertible preference stock issuance costs	700	1,919	1,554	868	750

	$700	$171,495	$3,316,087	$341,064	$2,835,989

12. Income Taxes

The components of total income tax expense/(benefit) are as follows:

	Year ended March 31,		Nine month period ended December 31, 2006	Six month period ended June 30, 2007
	2005	2006
				Unaudited
Provision for income taxes:
Current:
Ireland	$(670)	$(39)	$—	$—

Total current tax expense/(benefit)	(670)	(39)	—	$—

Deferred:
Ireland	—	—	—	—
Total deferred tax expense	—	—	—	—

Provision for income taxes	$(670)	$(39)	$—	$—

The U.S. based and Irish based companies file income tax returns in the United States and Ireland, respectively. The components of loss before provision for income tax expense are as follows:

	March 31,		Nine month period ended December 31, 2006	Six month period ended June 30,
	2005	2006		2006	2007
				Unaudited	Unaudited
Ireland	$(2,233,631)	$(2,373,378)	$(6,183,241)	$(2,027,064)	$(4,465,516)
United States	(329,979)	(887,424)	(862,370)	(179,274)	(954,032)

	$(2,563,610)	$(3,260,802)	$(7,045,611)	$(2,206,338)	$(5,419,548)

Deferred taxation

The deferred taxation provision is calculated in accordance with the requirements of SFAS No 109. The full potential amounts of deferred taxation comprised the following deferred tax assets and liabilities.

	March 31, 2006	December 31, 2006	June 30, 2007
			Unaudited
Deferred tax liabilities:
Property, plant and equipment	$10,649	$—	$—

Total deferred tax liabilities	10,649	—	—

Unrecognized deferred tax assets:
Property plant and equipment	—	—	—
Net operating loss carryforwards	597,685	1,080,058	1,569,529

Total deferred tax assets	597,685	1,080,058	1,569,529
Valuation allowance	(587,036)	(1,080,058)	(1,569,529)

Deferred tax liability	$—	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance above is based on management’s belief that it is more likely than not that the Irish losses and other deferred tax assets will not be utilized given their history of operating losses. The net change in the valuation allowance for the unaudited six month period ended June 30, 2007 was an increase of $489,471 (December 31, 2006, March 31, 2006 and 2005 increases of $493,022, $260,648 and $278,622 respectively).

Ireland’s statutory corporation tax rate is 12.5%. A reconciliation of the expected tax (benefit)/expense on continuing operations (computed by applying the standard Irish tax rate to losses before provision for income taxes) to the actual (benefit)/expense is as follows:

	Year ended March 31,		Nine month period ended December 31, 2006	Six month period ended
	2005	2006		2006	2007
				Unaudited	Unaudited
Taxes at the Irish standard rate	$(320,451)	$(407,600)	$(880,701)	$(275,792)	$(677,443)
Non-deductible expenses	17,267	12,046	513,008	12,570	376,432
Foreign income at rates other than the Irish standard rate	(70,945)	(190,796)	3,545	38,544	(188,460)
Losses creating no tax benefit	373,459	586,311	364,148	224,678	489,471

Total tax expense/(benefit)	$(670)	$(39)	$—	$—	$—

At June 30, 2007, the Irish company had operating loss carryforwards for income tax purposes that may be carried forward indefinitely available to offset against future taxable income, if any, of approximately $8,161,000 (December 31, 2006: $6,840,000). At June 30 2007, the U.S. company had operating loss carry forwards for federal tax purposes of $1,616,000 (December 31, 2006: $662,000) which expire between 2027 and 2028.

13. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, consolidated financial position, results of operations or cash flows.

The Company has a non-cancellable operating lease for its facility in Dublin, Ireland. This lease expires on January 31, 2009. The payments are currently being settled on a quarterly basis. The Company has an equipment lease agreement that expires in September 2008 that covers much of the Company’s research and development equipment. The Company pays all executory costs such as maintenance and insurance. The Company signed a five year extension on the existing equipment lease agreement in February 2007 covering the period September 2008 to September 2013. The Company paid $309,624 and $290,732 in rental expenses for the fiscal years ended March 31, 2005 and 2006, respectively, $251,600 for the nine month period ended December 31, 2006 and $151,504 and $138,240 for the unaudited six month periods ended June 30, 2006 and 2007. At June 30, 2007 and December 31, 2006, future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

	Minimum rental payments
	June 30, 2007	December 31, 2006
	(Unaudited)
2007	$120,790	$31,840
2008	241,581	23,880
2009	50,585	—
2010	33,222	—
2011	33,222	—
Thereafter	58,138	—

Total minimum rental payments	$537,538	$55,720

14. Business Segment Information

The Company has historically been involved in pharmaceutical research and development and has accordingly reported all costs and revenues and attributed all assets and liabilities to that segment. This basis of disclosure may change in the future as the activity base of the Company broadens.

The Company’s areas of operation outside of Ireland principally include the United States.

a) The distribution of gross revenue by geographical area was as follows:

	Year ended March 31,		Nine month period ended December 31, 2006	Six month period ended
	2005	2006		2006	2007
				Unaudited	Unaudited
Ireland	$—	$140,467	$491,391	$140,536	$17,929
United States	—	—	—	—	—

Total	$—	$140,467	$491,391	$140,536	$17,929

b) The distribution of property, plant and equipment, net, by geographical area was as follows:

	March 31, 2006	December 31, 2006	June 30, 2007
			Unaudited
Ireland	$201,352	$503,307	$610,001
United States	10,788	8,891	10,758

Total	$212,140	$512,198	$620,759

15. Supplemental Disclosure of Cash Flow Information

	Year ended March 31,		Nine month period ended December, 31 2006	Six month period ended June 30
	2005	2006		2006	2007
				Unaudited	Unaudited
Cash paid for interest	$—	$95,671	$13,722	$24,630	$217,148

Cash paid for income taxes	$—	$—	$1,294	$—	$—

16. Related Parties

A Director, Patrick Wall, is a partner in the accounting firm, PriceWaterhouseCoopers, or PWC. The Company retains PWC to provide tax and accounting advice. In the fiscal years ended March 31, 2005 and 2006, the nine month period ended December 31, 2006, and the unaudited six month periods ending June 30, 2006 and 2007, the Company paid PWC fees of €20,700, €8,000, €87,600, €34,500 and €28,500 respectively. Patrick Wall does not provide services to the Company in his capacity as a partner in PWC.

The Company has entered into a consulting agreement with a shareholder, Growcorp Group Limited, whereby that shareholder provides advice to the Group for a fee of $5,121(€4,167) per month. The cost to the Company of this arrangement for the years ended March 31, 2005 and 2006, the nine month period ended December 31, 2006, and the unaudited six month periods ending June 30, 2006 and 2007, was $60,600, $61,450, $47,467, $30,740 and $33,227 respectively.

As outlined in Note 6(b) to these financial statements, during the year ended March 31, 2006, the Company obtained a $1,229,000 bank loan. The loan was guaranteed by a shareholder, Declan Ryan. In return for guaranteeing the loan, the shareholder was granted a first fixed and floating charge over all of the assets of the Company together with an option to acquire a 5% interest in the ordinary shares of the Company. In addition, an arrangement fee of $123,000 was charged by a company connected to the shareholder in return for the arrangement of the guarantee. This fee has been charged to the Consolidated Statement of Operations over the life of the loan. On June 26, 2006, the Company repaid the loan and the guarantee was released. Declan Ryan became a Director of the Company on April 12, 2006. See Note 9 for further discussion of this option.

As outlined in Note 6(a) to these financial statements, during the year ended March 31, 2006, the Company entered into a loan agreement for $1,229,000 with European Bioscience Fund 1 Limited, under which $1,112,516 was drawn down. The loan bears interest at a fixed rate of 12% per annum. The loan including interest was to be repaid over 24 monthly equal installments commencing January 1, 2007. The loan facility is secured by a fixed and floating charge over the Group’s equipment. This loan was repaid in full on January 5, 2007.

On December 23, 2003, the Company entered into an equipment lease agreement with Elan Corporation, plc pursuant to which it leases certain laboratory equipment from Elan for a rental fee of €2,083 a month for a period of four years and nine months from the date of the agreement. This agreement was extended for an additional five years on January 29, 2007, and now expires on December 31, 2013.

17. Post Balance Sheet Events

At December 31, 2006:

In March, 2007, the Company approved an increase in the number of ordinary shares reserved for future issuance under the Merrion Pharmaceuticals Limited Share Option Plan to 1,086,956.

At June 30, 2007 (unaudited):

On August 17, 2007, the Board of Directors of the Company approved a reclassification of the Company’s share capital, giving shareholders 1 share each for every 2.3 shares held. This share reclassification was approved by the shareholders and became effective on September 7, 2007. Accordingly, all references to number of ordinary shares and per share data in the Consolidated Financial Statements and accompanying Notes have been adjusted to reflect the share reclassification on a retroactive basis.

On September 7, 2007, Merrion Pharmaceuticals plc became the new parent holding company. The outstanding shares of Merrion Pharmaceuticals Limited were exchanged for equivalent shares in Merrion Pharmaceuticals plc, and Merrion Pharmaceuticals Limited was renamed as Merrion Pharmaceuticals Holdings Limited.

4,000,000 Shares

MERRION PHARMACEUTICALS PLC

In the form of Ordinary Shares or

American Depositary Shares

PROSPECTUS

October     , 2007

PUNK, ZIEGEL & COMPANY

GOODBODY STOCKBROKERS

STANFORD GROUP COMPANY

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors And Officers.

In general, Section 200 of the Irish Companies Act, 1963, prohibits us from exempting any of our officers from, or indemnifying any of them against, any liability arising from any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to us. Section 200 does, however, provide that we may indemnify any of our officers against any liability incurred by him in defending proceedings, whether civil or criminal, if judgment is given in his favor or the officer is acquitted. Additionally, upon our election, we can provide an indemnity under Section 200 where an officer is granted relief by a court under either Section 391 of the Irish Companies Act, 1963, or Section 42 of the Irish Companies (Amendment) Act, 1983. Our articles of association contain a provision for this indemnity.

We are in the process of obtaining directors’ and officers’ insurance for some of our directors, officers, affiliates, partners or employees for liabilities relating to the performance of their duties.

At present, there is no pending material litigation or proceeding involving any of our officers or directors where indemnification will be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for indemnification of an officer or director.

Item 7. Recent Sales of Unregistered Securities.

Since January 1, 2004, we, our subsidiary, Merrion Pharmaceuticals, Ltd., or Merrion Limited, (which has been renamed Merrion Pharmaceuticals Holdings, Ltd., in connection with this offering), and its predecessor, Merrion Pharmaceuticals, Inc., or MPI (formerly known as Adaptiv, Inc.), a Delaware corporation, have sold and issued the following securities:

•

In February 2004, MPI granted an accredited investor the right to receive a number of shares of common stock equal to 5% of its fully diluted issued and outstanding capital stock (subject to certain limited exceptions), as partial consideration for entering into that certain Agreement for the Purchase of Certain Drug Delivery Assets of Elan Corporation to an accredited investor, pursuant to Regulation S of the Securities Act. To date, we have issued 389,913 of our ordinary shares to this accredited investor pursuant to this right.

•

In March 2004, MPI issued and sold an aggregate of 4,347,826 shares (as adjusted for subsequent stock splits) of MPI common stock to two accredited investors for an aggregate amount of $100 pursuant to Regulation S of the Securities Act.

•

In April 2004, MPI issued and sold an aggregate of 628,608 shares (as adjusted for subsequent stock splits) of MPI common stock at par to three executive officers pursuant to, in the case of two of the executive officers, Section 4(2) of the Securities Act, and in the case of the third executive officer, Regulation S of the Securities Act.

•

From February 2004 to September 2004, MPI issued and sold convertible promissory notes to an accredited investor in the original principal amount of €2,745,000, pursuant to Regulation S of the Securities Act. In November 2004 MPI, issued and sold 1,566,086 shares (as adjusted for subsequent stock splits) of MPI common stock to this accredited investor in consideration for €1,255,000 and the conversion of these notes pursuant to Regulation S of the Securities Act.

•	In November 2004, MPI issued and sold 750,000 shares of Series A Preferred Stock to an accredited investor for €750,000 pursuant to Regulation S of the Securities Act.

•

In December 2005, MPI issued and sold an option to purchase a number of shares of its common stock equal to 5% of its fully diluted issued and outstanding capital stock (subject to certain limited exceptions) to an accredited investor, as partial consideration for the guarantee of a credit facility, pursuant to Regulation S of the Securities Act.

•

In April 2006, Merrion Limited issued and sold an aggregate of 6,542,521 of our ordinary shares and 750,000 convertible preference shares to MPI in exchange for all of the issued and outstanding shares of Merrion BioPharma, Ltd., an Irish corporation, and wholly-owned subsidiary of MPI, all of the issued and outstanding limited liability company interests of Merrion Pharmaceuticals, LLC (formerly known as Merrion BioPharma, LLC), a Delaware limited liability corporation, and wholly-owned subsidiary of MPI, and all of the remaining assets and liabilities of MPI. Following these transactions, or the reorganization, MPI dissolved, and its remaining assets, the ordinary shares and series A preference shares, were distributed to the MPI stockholders.

•

In April 2006, Merrion Limited issued and sold an aggregate of 298,000 ordinary shares at par and an option to purchase 126,156 ordinary shares to four executive officers as required by the terms of their respective employment agreements, pursuant to in the case of two of the executive officers, Section 4(2) of the Securities Act and in the case of the other two executive officers, Regulation S of the Security Act.

•

In April 2006, Merrion Limited issued and sold convertible promissory notes to certain accredited investors, in the original principal amount of €6,000,000, which were not subject to U.S. securities laws.

•

In November 2006, Merrion Limited issued and sold convertible promissory notes to certain accredited investors, in the original principal amount of €8,000,000, which were not subject to U.S. securities laws.

•

In September 2007, Merrion Pharmaceuticals plc issued a total of 7 shares to two holders of Merrion Limited’s ordinary shares in connection with the share exchange where Merrion Pharmaceuticals plc became the holding company of the Merrion group of companies.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Name of Document
1.1**	Underwriting Agreement

3.1**	Memorandum of Association of Merrion Pharmaceuticals plc (effective as of the date of this offering)

3.2**	(New) Articles of Association of Merrion Pharmaceuticals plc (effective as of the date of this offering)

4.1*	Form of Merrion Pharmaceuticals plc’s Ordinary Share Certificate

4.2**	Depositary Agreement, dated , 2007, among Merrion Pharmaceuticals plc, , as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt)

4.3**	Shareholders Agreement, dated April 10, 2006, among Merrion Pharmaceuticals Limited and the parties named therein

4.4**	Debenture (Fixed and Floating Charge), dated April 10, 2006, among Merrion Pharmaceuticals Limited and Others in favor of Goodbody Stockbrokers Nominees Limited

4.5**	Debenture (Fixed and Floating Charge), dated November 21, 2006, among Merrion Pharmaceuticals Limited and Others in favor of Goodbody Stockbrokers Nominees Limited

5.1*	Opinion of Hutchison Law Group PLLC

5.2*	Opinion of BCM Hanby Wallace, Solicitors

10.1**	Merrion Pharmaceuticals plc Share Option Plan

10.2**	Service Agreement, dated July 23, 2004, between Merrion Pharmaceuticals, Incorporated and Michael J. McKenna, Ph.D.

10.3**	Employment Agreement, dated March 17, 2004, between Merrion Biopharma Limited and John Lynch

Exhibit Number	Name of Document
10.4**	Offer Letter, dated April 1, 2004, between Merrion Pharmaceuticals Incorporated and Thomas W. Leonard Ph.D.

10.5**	Service Agreement, dated November 23, 2005, between Merrion Biopharma Limited and Jonathan O’Connell

10.6**	Agreement for the Purchase of Certain Drug Delivery Assets of Elan Corporation, plc, dated December 23, 2003, between Adaptiv Biopharma Limited and Elan Corporation plc

10.7**	GIPET II License Agreement dated February 5, 2004, between Adaptiv Biopharma Limited and Athena Neuro Sciences, Incorporated

10.8**	Letter Agreement regarding the Acquisition of Certain Drug Delivery Assets of Athena Neuro Sciences, Incorporated, dated February 5, 2004, between Merrion Pharmaceuticals Limited and Athena Neuro Sciences, Incorporated

10.9**	License Agreement, dated January 29, 2007, between Merrion Research I, Limited and the Salk Institute for Biological Studies

10.10**	Option Agreement, dated December 15, 2005, between Merrion Pharmaceuticals Limited and Declan Ryan

10.11**	Lease/License agreement between Merrion Pharmaceuticals Ireland Ltd. and The Provost Fellows and Scholars of the Holy and Undivided Trinity of Queen Elizabeth near Dublin

21.1**	Subsidiaries of Merrion Pharmaceuticals plc

23.1*	Consent of Hutchison Law Group PLLC (Included in Exhibit 5.1)

23.2	Consent of KPMG

23.3**	Consent of BCM Hanby Wallace, Solicitors

23.4**	Consent of Womble Carlyle Sandridge & Rice, PLLC

24.1**	Power of Attorney

*	To be filed by amendment.
**	Previously filed.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1) To provide to the underwriters at the closing specified in the underwriting agreement, shares certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) That for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Each prospectus filed pursuant to Rule 424(b) as part of this registration statement, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or any prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or any prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wilmington, State of North Carolina, on October 2, 2007.

Merrion Pharmaceuticals plc

By:	/S/ MICHAEL J. MCKENNA
Michael J. McKenna, Ph.D.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	/S/ MICHAEL J. MCKENNA Michael J. McKenna, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	October 2, 2007

	/S/ JONATHAN O’CONNELL Jonathan O’Connell	Chief Financial Officer (Principal Financial and Accounting Officer)	October 2, 2007

	* Anthony Carragher	Director	October 2, 2007

	* Michael Donnelly	Director	October 2, 2007

	* John Lynch	Director	October 2, 2007

	* Fintan Maher	Director	October 2, 2007

	* James S.J. Manuso	Director	October 2, 2007

	* Declan Ryan	Director	October 2, 2007

	* Peter Thornton	Director	October 2, 2007

	* Patrick Wall	Director	October 2, 2007

*BY:	/S/ MICHAEL J. MCKENNA, PH.D. Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of Section 6(a) of the Securities Act of 1933, the undersigned has caused this registration statement to be signed solely in the capacity as the fully authorized representative of Merrion Pharmaceuticals plc in the United States, in the City of Wilmington, State of North Carolina on October 2, 2007.

Merrion Pharmaceuticals, LLC

By:	/S/ MICHAEL J. MCKENNA
Name: Michael J. McKenna, Ph.D.
Title: Chief Executive Officer